    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 9, 1997

                          REGISTRATION NO. 333-39041


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1

                                       TO


                        FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                   ---------

                              BERNARD CHAUS, INC.
             (Exact name of registrant as specified in its charter)

            NEW YORK                                 2331, 2339                                13-2807386
  (State or Other Jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
of Incorporation or Organization)            Classification Code Number)                   Identification No.)
                                                      ----------

                                 1410 BROADWAY
                            NEW YORK, NEW YORK 10018
                                 (212) 354-1280
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                  -----------

             JOSEPHINE CHAUS                       ANDREW GROSSMAN
         CHAIRWOMAN OF THE BOARD               CHIEF EXECUTIVE OFFICER
            BERNARD CHAUS, INC.                  BERNARD CHAUS, INC.
             1410 BROADWAY                          1410 BROADWAY
         NEW YORK, NEW YORK 10018              NEW YORK, NEW YORK 10018
             (212) 354-1280                         (212) 354-1280

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ------------

                                    COPY TO:

                           RICHARD A. GOLDBERG, ESQ.
                   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 758-9500
                                 -------------

                  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
                SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER
                 THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |_|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED DECEMBER 9, 1997


PRELIMINARY PROSPECTUS

                  RIGHTS TO SUBSCRIBE FOR 13,977,270 SHARES OF
                 COMMON STOCK ISSUABLE UPON EXERCISE OF RIGHTS
                          EXPIRING ON JANUARY 23, 1998

                                  [Chaus Logo]


                  Bernard Chaus, Inc., a New York corporation ("Chaus" or the "Company"), is distributing at no cost to holders of its common stock, par value $.01 per share (the "Common Stock"), of record as of the close of business on December 17, 1997 (the "Record Date"), transferable rights (other than those distributed to Josephine Chaus) to purchase shares of Common Stock (the "Rights"). Each such holder (a "Holder"), other than Josephine Chaus, Chairwoman of the Board and principal stockholder of the Company ("J. Chaus" or "Ms. Chaus"), will receive one Right for each share of Common Stock held on the Record Date (the "Rights Offering"), with each Right entitling the Holder thereof to subscribe for and purchase 5.464751 shares of Common Stock (the "Basic Subscription Privilege"), for a price of $1.4309 per share (on a post Stock Split basis, the "Subscription Price"). Except where otherwise noted, all share data in this Prospectus gives effect to a one-for-ten reverse stock split to be effected on December 9, 1997, prior to the consummation of the Rights Offering (the "Stock Split"). Ms. Chaus will receive one Right for each share of Common Stock held by her on the Record Date, with each Right entitling her to subscribe for and purchase 5.181105 shares of Common Stock at the Subscription Price. No fractional shares or cash in lieu thereof will be issued or paid. The number of shares distributed to each Holder upon exercise of the Rights will be rounded up to the nearest whole number of shares. The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "CHS." On December 2, 1997, the last reported sales price for the Common Stock on the NYSE was $0.9375 per share (without giving effect to the Stock Split). See "Price Range of Common Stock; Dividend Policy." The Rights will expire at 5:00 p.m., New York City time, on January 23, 1998, unless extended as provided herein (the "Expiration Date"). The issuance of shares pursuant to the Rights Offering is subject to the following conditions: (i) the approval by the Company's stockholders at the December 8, 1997 Annual Meeting of Stockholders of the Company of (a) the Stock Split, (b) the issuance of 10,510,910 shares of Common Stock of the Company to J. Chaus in connection with the Conversion Commitment, (c) the sale by the Company of 6,988,635 shares to J. Chaus in connection with the Purchase Commitment, and (d) the sale by the Company of up to 1,747,160 shares to J. Chaus in connection with the Standby Commitment, and
(ii) the absence of any litigation or governmental action challenging or seeking to enjoin the Rights Offering which in the sole judgment of the Company makes it inadvisable to proceed with the Rights Offering. On December 8, 1997, at the Company's Annual Meeting of Stockholders, the Company's stockholders approved the matters described under clause (i) above.

                  If shares of Common Stock offered hereby are not purchased by Holders pursuant to the Basic Subscription Privilege (collectively, such shares are sometimes hereinafter referred to as the "Excess Shares"), any Holder purchasing all of the shares of Common Stock available to it pursuant to the Basic Subscription Privilege may purchase the number of Excess Shares specified by the Holder in the Subscription Documents (as defined below), subject to proration (the "Oversubscription Privilege"). See "The Rights Offering--Basic Subscription Privilege; Oversubscription Privilege."

                  The Company has entered into a purchase agreement (the "Purchase Agreement") with Ms. Chaus, pursuant to which Ms. Chaus has agreed to subscribe for and purchase all of the 6,988,635 shares of Common Stock issuable to her upon exercise of the Rights distributed to her, for an aggregate purchase price of $10.0 million (the "Purchase Commitment"). Pursuant to the Purchase Agreement, Ms. Chaus has also agreed that, in the event that at least 1,747,160 shares of Common Stock offered hereby (the "Standby Shares") are not purchased by the Holders, other than Ms. Chaus (or purchases by the other directors of the Company in excess of $100,000 in the aggregate), pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, she will purchase the unsubscribed portion of the Standby Shares at the Subscription Price, for an aggregate purchase price of up to $2.5 million (the "Standby Commitment"). As part of the Company's restructuring plan, J. Chaus has also agreed to convert approximately $40.6 million of indebtedness owed to Ms. Chaus, consisting of $28.1 million of existing subordinated indebtedness (including accrued interest through January 23, 1998) and $12.5 million of indebtedness which will be owed to Ms. Chaus prior to the consummation of the Rights Offering (the "Conversion Commitment"), into 10,510,910 shares of
Common Stock of the Company. See "The Company" and "The Restructuring."

                  In addition to the Purchase Commitment and the Standby Commitment of Ms. Chaus, the other members of the Board of Directors of the Company have advised the Company that they intend to subscribe for their Basic Subscription Privilege pursuant to the Rights Offering, and also to exercise their Oversubscription Privilege in an aggregate amount, inclusive of their Basic Subscription Privilege, of $600,000 of Common Stock.

                  The Rights Offering, together with the Conversion Commitment, and a refinancing with BNY Financial Corporation ("BNYF"), the Company's current working capital lender, is part of a comprehensive restructuring plan to infuse capital into the Company, restructure the Company's indebtedness owing to BNYF and J. Chaus, and provide the Company with working capital to finance operations. The Purchase Commitment and Standby Commitment insure that an aggregate of at least $12.5 million is received by the Company in the Rights Offering. Depending on the number of Rights exercised by the Holders other than Ms. Chaus and the Company's other directors, following completion of the Rights Offering, J. Chaus will own between approximately 69.5% and 92.4% of the issued and outstanding Common Stock of the Company. See "The Company," "Risk Factors--Control by Principal Stockholder" and "Use of Proceeds."


                  This Prospectus relates to the Rights and the shares of Common Stock issuable upon the exercise of the Rights. Accompanying this Prospectus are certain documents (collectively, the "Subscription Documents") that must be completed and returned by a Holder in accordance with the appropriate instructions in order to exercise the Basic Subscription Privilege or the Oversubscription Privilege. Once a Holder has exercised any Right, such exercise may not be revoked, unless there is a material amendment to the terms of the Rights Offering. See "The Rights Offering--Amendment, Extension and Termination." Holders exercising Rights should complete and return their Subscription Documents with payment of the Subscription Price promptly to insure timely receipt and the collection of any funds prior to the Expiration Date. See "The Rights Offering--Exercise of Rights." Holders who do not exercise or sell their Rights will relinquish any value inherent in the Rights. See "Risk Factors--Dilution."


                  The Company has filed a listing application with the NYSE seeking to list the shares of Common Stock issuable upon the exercise of the Rights. There can be no assurance that such listing application will be approved or accepted by the NYSE or that the Rights will be traded on the NYSE. There has been no prior market for the Rights and there can be no assurance that a market for the Rights will develop. Rights may be sold in over-the-counter and private sales transactions. Orders to sell Rights must be received by ChaseMellon Shareholder Services, L.L.C. (the "Subscription Agent") not later than on January 20, 1998, the third NYSE trading day prior to the Expiration Date, if a Holder wishes to sell Rights through the Subscription Agent.


                  CURRENT STOCKHOLDERS OF THE COMPANY WHO DO NOT PARTICIPATE IN THE RIGHTS OFFERING WILL SUFFER SUBSTANTIAL DILUTION IN THEIR RELATIVE PERCENTAGE OWNERSHIP IN THE COMPANY UPON ISSUANCE OF COMMON STOCK TO HOLDERS EXERCISING RIGHTS.


                  SEE "RISK FACTORS," BEGINNING ON PAGE 13, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE RIGHTS AND OFFERED HEREBY.

                                  -----------

                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                  THE RIGHTS MAY NOT BE EXERCISED BY ANY PERSON, AND NEITHER THIS PROSPECTUS NOR ANY SUBSCRIPTION DOCUMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SHARES OF COMMON STOCK, IN ANY JURISDICTION IN WHICH SUCH TRANSACTIONS WOULD BE UNLAWFUL. SEE "THE RIGHTS OFFERING--STATE AND FOREIGN SECURITIES LAWS."


                                              UNDERWRITING
                                              DISCOUNTS AND       PROCEEDS TO
                        SUBSCRIPTION PRICE   COMMISSIONS(1)       COMPANY(2)
                        ------------------   --------------       -----------
Per Share............         $1.4309              --               $1.4309
Total Minimum........         $1.4309              --           $12,500,000(3)
Total Maximum........         $1.4309              --           $20,000,000(4)

---------

(1) The shares of Common Stock are being offered and sold directly by the Company, and no commissions or other remuneration is intended to be paid to any person for soliciting purchases of the shares in the Rights Offering. See "The Rights Offering--Method of Offering."

(2)  Before deducting expenses payable by the Company estimated at $500,000.

(3) Assuming no purchase of Common Stock by the Holders, other than Ms. Chaus, pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, and the purchase by Ms. Chaus of shares required to be purchased by her pursuant to the Purchase Commitment and the Standby Commitment.

(4)  Assumes the exercise of all Rights.
---------

            The date of this Prospectus is__________________, 1997.

                             AVAILABLE INFORMATION

                  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, DC 20549, or at the Commission's regional offices: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. The Common Stock is traded on the New York Stock Exchange.

                  The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933 (the "Securities Act") with respect to the Common Stock issuable upon the exercise of the Rights and offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement on file with the Commission may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

                  Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the Commission. The Registration Statement of which this Prospectus forms a part has been filed electronically through the Commission's Electronic Data Gathering Analysis and Retrieval System and may be obtained through the Commission's website on the Internet (http://www.sec.gov).


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997.


         2. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

         3. Proxy Statement, dated November 12, 1997, with respect to Annual Meeting of Stockholders to be held on December 8, 1997.


         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Rights Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to: Bernard Chaus, Inc., 1410 Broadway, New York, New York 10018, Attention: Chief Executive Officer, telephone (212) 354-1280.

                              PROSPECTUS SUMMARY


                  The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Prospectus or incorporated by reference herein and does not purport to be complete. Reference is made to, and this Prospectus Summary is qualified in its entirety by and should be read in conjunction with, the more detailed information contained elsewhere in this Prospectus or incorporated by reference herein. Prospective investors should carefully consider the information set forth under "Risk Factors."

                  This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, which generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, regarding, among other items, (i) anticipated trends in the Company's business, (ii) future expenditures for capital projects, (iii) the Company's ability to continue to control costs and maintain quality, (iv) the Company's business strategies, and
(v) the Company's projected financial information. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors" including, among others, (a) changes in the Company's markets as a result of economic influences, (b) the Company's history of losses, or (c) changes in the competitive marketplace, including new products and pricing changes by the Company's competitors. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.


              BACKGROUND; REASONS FOR RIGHTS OFFERING; PROSPECTS

                  The Rights Offering is the final stage of a major product line repositioning and financial restructuring program that the Company has been implementing over the past few years. Beginning in late fiscal 1994, the Company commenced a program to reposition its Chaus product line at the high end of "upper moderate" through the opening price points of the "better" categories. Integral to its repositioning program was the hiring of Andrew Grossman in September of 1994 as the Company's Chief Executive Officer. Mr. Grossman was President of Jones Apparel Group, a manufacturer of women's apparel, from 1991 to 1994. In September 1995, the Company entered into a license agreement (the "Nautica License Agreement") with Nautica Apparel, Inc. ("Nautica"), a leading name in men's apparel, pursuant to which the Company has obtained an exclusive license to design, contract for the manufacture of and market a new women's apparel line under the Nautica brand name.

                  By August 1997, Mr. Grossman and the Company had completed the repositioning of the Chaus product line into the opening price points of the "better" category. Given the strong retail performance of the Company's Chaus product line over the past 12 months, the Company's management believes that the repositioning and remarketing of the Chaus product line has been successfully implemented, and the Company's operating performance should continue to improve over the next several years. In addition to successfully improving the performance of its Chaus product line, the Company has begun to implement a strategy designed to remedy the disappointing performance of the Company's Nautica product line. To that end, the Company has, among other things, hired a new executive officer, Lynn Buechner, formerly of Liz Clairborne Collection to manage this line, and relaunch the Nautica product line.


                  In addition to repositioning its product lines, the Company has developed and implemented a comprehensive restructuring of its indebtedness to BNYF and J. Chaus, as well as a recapitalization of the Company. In April 1997 the Company, together with its financial and legal advisors, entered into negotiations with various financial institutions in order to seek an alternative working capital lender, so as to provide the Company with the additional liquidity it needs in order to fully implement the Company's product line repositioning. For various reasons, including BNYF's agreement to refinance the Company's existing debt on acceptable terms, the Company determined to refinance its existing bank debt by negotiating a new financing agreement with BNYF. Management believes that the Company's repositioning in the market and its improved performance over the past several months, together with its projected performance over the next fiscal year, made it possible for the Company to negotiate a favorable financing agreement with BNYF. Management also believes that the refinancing of the Company's prior bank debt and the execution of the New Financing Agreement with BNYF has provided the Company with an incremental $8.0 million of working capital to finance its operations and the continued development of the Chaus product line and ongoing development of its Nautica business. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources."


                  Over the past several years, Ms. Chaus has provided the Company with substantial credit support, as well as other support. Commencing in fiscal 1994, the Company required availability under its working capital credit line with BNYF in excess of the amount available under its borrowing base formula. To assist the Company, J. Chaus agreed to provide the Company with credit support in the form of a letter of credit (the "Letter of Credit"). The Letter of Credit, which was originally in the amount of $3.0 million, was subsequently extended and increased to $5.0 million, $7.2 million and $10.0 million. Each time J. Chaus agreed to increase the amount of the Letter of Credit, BNYF increased the Company's availability under the working capital line. As additional credit support, Ms. Chaus also personally guaranteed, and fully collateralized, $12.5 million of the Company's indebtedness to BNYF.

                  In September 1994, Ms. Chaus loaned the Company $7.2 million in exchange for demand notes bearing interest at 12%. Proceeds of such cash infusion were used for costs and associated expenses related to the retention of Andrew Grossman as the Company's Chief Executive Officer. In order to provide additional equity to the Company, enhance the Company's balance sheet, and to accommodate BNYF, Ms. Chaus agreed to exchange such demand notes into Common Stock of the Company. Upon shareholder approval, Ms. Chaus exchanged such demand notes for 1,914,500 shares of Common Stock. Ms. Chaus also agreed, in connection with the Company's November 1995 public offering, to extend the maturity date of approximately $23.6 million of subordinated promissory notes from July 1, 1996 to July 1, 1998. Over the past five fiscal years, Ms. Chaus has committed approximately $56.0 million, in the aggregate, in the form of equity infusions, loans and credit support, for the benefit of the Company.

                  As an inducement to BNYF to enter into the New Financing Agreement, Ms. Chaus has agreed with BNYF that she will purchase, at the option of BNYF, a $2.5 million junior participation in the New Financing Agreement between the Company and BNYF, in the event that (i) an event of default occurs under the New Financing Agreement prior to May 15, 1998, or (ii) the Rights Offering is not consummated prior to May 15, 1998.


                  In connection with the Company's negotiations with BNYF over the past several months, BNYF once again requested that Ms. Chaus commit additional personal assets for the benefit of the Company. Under the Restructuring, as requested by BNYF in connection with the New Financing Agreement, Ms. Chaus will provide the Company with credit support by (i) converting the debt owed or to be owed to her (approximately $40.6 million) into equity, (ii) committing to subscribe, pursuant to the Rights Offering, for $10.0 million of newly issued Common Stock, and (iii) committing to subscribe for up to an additional $2.5 million of newly issued Common Stock, if and to the extent that the Company's other stockholders (not counting purchases by the other directors of the Company in excess of $100,000 in the aggregate) do not purchase at least that amount of stock in the Rights Offering.



                  Although BNYF required that Ms. Chaus purchase additional shares of Common Stock in connection with the Restructuring, Ms. Chaus and the Company's Board of Directors sought to minimize the dilution to existing stockholders in connection with the Restructuring. Therefore, Ms. Chaus agreed to convert indebtedness owed to her into additional shares of Common Stock and to commit to purchase up to $2.5 million in additional equity on the condition that the Company's other stockholders be afforded a meaningful opportunity to participate in the future of the Company and its projected upside in the next several years. Accordingly, the Company's stockholders are being given the opportunity to purchase additional shares of Common Stock through the Rights Offering.

                  Due to the fact that the total Company value (as estimated by the Company's management and approved by the disinterested members of the Company's Board of Directors) was less than the amount of the Company's indebtedness owed or to be owed to BNYF and Ms. Chaus, the dilution to holders of the Company's Common Stock, other than Ms. Chaus, from the conversion of indebtedness into equity, would have reduced their ownership to less than 1% of the Company's net equity value after giving effect to the Restructuring. Nevertheless, in accordance with Ms. Chaus' desire to afford the Company's other stockholders a meaningful opportunity to participate in the Company's future, Ms. Chaus, as well as the Company's Board of Directors, have agreed to allow such holders the right to retain a greater interest in the Company then they would otherwise have been entitled to, and also afford them the opportunity to participate in the Rights Offering.


            EFFECT OF THE RESTRUCTURING PROGRAM ON SHARE OWNERSHIP

                  The following table shows the shares of Common Stock to be outstanding (without giving effect to stock options) and the change in percentage ownership at various stages of the Company's restructuring program:

-------------------------------------------------------------------------------
                                  Josephine    Other Directors       Other
                                    Chaus      of the Company       Holders
-------------------------------------------------------------------------------
                                Shares     %    Shares      %    Shares     %
-------------------------------------------------------------------------------
Pre-Stock Split              13,488,700  51.3    33,000     *   12,755,574 48.7
-------------------------------------------------------------------------------
Post-Stock Split              1,348,870  51.3     3,300     *    1,275,557 48.7
-------------------------------------------------------------------------------
Post-Stock Split (after
the Conversion Commitment
by Ms. Chaus but before the
remainder of the Rights
Offering)                    11,859,780  90.3     3,300     *    1,275,557  9.7
-------------------------------------------------------------------------------
Post-Rights Offering
(assuming only Ms. Chaus
and the Company's other
directors participate)       20,525,689  92.4   422,617    1.9   1,275,557  5.7
-------------------------------------------------------------------------------
Post-Rights Offering
(assuming full participation
by all Holders of the        18,848,415  69.5    21,334     *    8,246,158 30.4
Company)
-------------------------------------------------------------------------------
* Less than 1%

                  Therefore, upon completion of the restructuring program, the Company will have between 22,223,863 and 27,115,907 shares of Common Stock outstanding and Ms. Chaus's ownership will be as much as 92.4% or as little as 69.5%.

                  The following is an example of how the Stock Split and the Rights Offering would affect a typical Holder's shares of Common Stock: If a Holder owns 10,000 shares of Common Stock prior to the Stock Split, the Holder will own 1,000 shares of Common Stock after the Stock Split. A Holder owning 1,000 shares of Common Stock on the Record Date will receive 1,000 rights, each of which will entitle the Holder to subscribe for and purchase 5.464751 shares of Common Stock for a price of $1.4309 per share pursuant to the Basic Subscription Privilege. Therefore, the Holder of 1,000 Rights will be entitled to purchase 5,465 additional shares of Common Stock in the Rights Offering at the Subscription Price, or $7,819.87 in the aggregate. If the Rights are fully subscribed by such Holder, he or she would own an aggregate of 6,465 shares of Common Stock. Each Holder purchasing all of the shares of Common Stock available to it pursuant to the Basic Subscription Privilege may purchase, pursuant to the Oversubscription Privilege, the number of Excess Shares specified by the Holder in the Subscription Documents, subject to proration.

                                  THE COMPANY


                  The Company designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear which are marketed principally under the CHAUS(R), CHAUS SPORT(R) and NAUTICA(R) trademarks. Beginning in late fiscal 1994, the Company repositioned its Chaus product line at the high end of the "upper moderate" through the opening price points of the "better" categories. See "Business--Products." In September 1995, the Company entered into the Nautica License Agreement with Nautica, a leading name in men's apparel, pursuant to which the Company obtained an exclusive license to design, contract for the manufacture of and market a new women's apparel line under the Nautica brand name. The Company commenced sales of products in its licensed Nautica line in August 1996. The Nautica product line is being positioned in the "better" to "bridge" categories.


                  The Company's products currently are divided into two principal product categories: (i) career sportswear and (ii) weekend casual sportswear. In late fiscal 1994, the Company shifted its product focus from single, fashion-driven items to full collections with an emphasis on traditional styling. With this repositioning, the Company also has enhanced its design and quality and by August 1997, the Company had successfully repositioned its Chaus product line into the opening price points of the "better" category. The Company's career and weekend casual sportswear are marketed as coordinated groups of jackets, skirts, pants, blouses, sweaters and related accessories which, while sold as separates, are coordinated by styles, color schemes and fabrics and are designed to be merchandised and worn together. The Company believes that the target consumers for its products are women aged 24 to 64.

                  The Company produces collections of each of these product lines for each of its five principal selling seasons: Spring, Summer, Fall I, Fall II and Holiday. Spring and Fall traditionally have been the Company's major selling seasons. Beginning in fiscal 1996, the Company combined the Spring I and Spring II seasons into one Spring season, thus reducing the selling seasons from six to five.


                  Management of the Company believes that the initiatives it has implemented over the last two fiscal years have begun to positively impact consumer acceptance of its Chaus products. During the last four fiscal quarters, the Company has benefited from a significant improvement in the sell-through rate of its core Chaus products to its retail customers. The improved sales of the Chaus products have been primarily due to the Company's repositioning of its product line, which entailed, among other things, (i) an emphasis on product assortments that are well-focused at point-of-sale, (ii) improvements in design integrity and quality, (iii) a move to better price points, and (iv) more selective distribution. This improvement has resulted in increases in orders for Holiday and Spring merchandise on its Chaus products, of 44% and 45%, respectively, over the same period in the preceding year. In addition to the increase in orders, the Company's margins have improved due to efficient up-front planning, a reduction in off-price sales, and the repositioning of the Chaus product into categories with higher price points. For the first quarter of fiscal 1998, the Company reported its best quarter in the last five fiscal years with a 97% increase in operating income over the first quarter of the prior year and net income of $2.0 million. Furthermore, the Company believes that the credit available to it under its new financing arrangement with BNYF will increase its leverage in negotiating for the purchase of products and thereby improve margin levels in the future. In order to take advantage of this favorable trend, improve its balance sheet, infuse capital into the Company, reduce interest and operating expenses, and increase working capital, management of the Company has formulated a restructuring program. In September 1997, the disinterested members of the Board of Directors of the Company unanimously approved the restructuring program (the "Restructuring") pursuant to which:


                  (i) the Company will seek to raise up to $20.0 million, but not less than $12.5 million, of equity through the Rights Offering;


                  (ii) approximately $40.6 million of the Company's indebtedness to J. Chaus, consisting of $28.1 million of existing subordinated indebtedness (including accrued interest through January 23, 1998) and $12.5 million of indebtedness which will be owed to J. Chaus, will be converted into Common Stock of the Company;


                  (iii) a new revolving credit facility (the "New Revolving
                        Facility"), and a new term loan facility (the "New Term Loan," and together with the New Revolving Facility, the "New Financing Agreement") was entered into with BNY Financial Corporation ("BNYF"), the Company's current working capital lender on October 10, 1997; and

                  (iv)  the Company will implement the Stock Split.

                  The Restructuring will have an immediate positive impact on the Company's operating results and balance sheet. The Company's interest expense will be reduced as a result of the elimination of interest charges on the subordinated debt (approximately $2.8 million), credit support payments ($1.0 million) for the 1997 fiscal year and lower interest charges due to lower projected borrowings. In addition, the Company's stockholders' equity (deficiency) will be improved by a minimum of $52.0 million as a result of the Restructuring. See "Unaudited Pro Forma Financial Data."

                              THE RIGHTS OFFERING


                  Unless otherwise indicated, the share data contained in this Prospectus (i) gives effect to the Stock Split to be effected prior to the consummation of the Rights Offering, and (ii) is based on the number of shares of Common Stock and other securities outstanding as of the date of this Prospectus.



The Rights.................................. Each Holder of Common Stock, other than J. Chaus, will receive one
                                             transferable Right for every
                                             share of Common Stock held of
                                             record as of the Record Date, and
                                             each Right will be exercisable
                                             for 5.464751 shares of Common
                                             Stock. Ms. Chaus will receive one
                                             non-transferable Right for each
                                             share of Common Stock held by her
                                             as of the Record Date, and each
                                             Right will be exercisable for
                                             5.181105 shares of Common Stock.
                                             An aggregate of 2,627,727 Rights
                                             will be distributed. If all the
                                             Rights are exercised, an
                                             aggregate of 13,977,270 shares of
                                             Common Stock (the "Underlying
                                             Shares") will be sold upon
                                             exercise of the Rights. See "The
                                             Rights Offering--The Rights."

Transferability of Rights................... The Rights (other than those distributed to J. Chaus) are
                                             transferable and the Company has
                                             filed a listing application with
                                             the NYSE seeking to list the
                                             Underlying Shares. There can be
                                             no assurance that such listing
                                             application will be approved or
                                             accepted by NYSE. Nor can there
                                             be any assurance that the Rights
                                             will be traded on the NYSE or
                                             that the Rights will have any
                                             value or that any market for the
                                             Rights will develop or, if a
                                             market develops, that the market
                                             will remain available throughout
                                             the period that Rights are
                                             exercisable. The Rights (other
                                             than those distributed to J.
                                             Chaus) will be evidenced by
                                             transferable subscription
                                             certificates ("Subscription
                                             Certificates"). Each Right is
                                             transferable (other than those
                                             distributed to J. Chaus) in whole
                                             by a Holder, but no fractional
                                             Rights shall be transferable.
                                             There has been no prior market
                                             for the Rights, and no assurance
                                             can be given that a market for
                                             the Rights will develop or, if
                                             such a market develops, how long
                                             it will continue.

                                             The Subscription Agent will
                                             attempt to sell Rights for
                                             Holders who deliver a
                                             Subscription Certificate with the
                                             instruction for sale contained on
                                             the reverse side thereof,
                                             properly executed, to the
                                             Subscription Agent no later than
                                             11:00 a.m., New York City time,
                                             on the third NYSE trading day
                                             preceding the Expiration Date.
                                             There can be no assurance that
                                             the Subscription Agent will be
                                             able to sell any Rights or as to
                                             the price that the Subscription
                                             Agent will be able to obtain if
                                             it is able to effect any such
                                             sale. See "The Rights
                                             Offering--Method of Transferring
                                             Rights."

Subscription Price.......................... $1.4309 in cash per share of
                                             Common Stock (the "Subscription
                                             Price") subscribed for pursuant
                                             to the Basic Subscription
                                             Privilege, the Oversubscription
                                             Privilege, the Purchase
                                             Commitment or the Standby
                                             Commitment.

Record Date................................. December 17, 1997

Expiration Date............................. January 23, 1998, at 5:00 p.m.,
                                             New York City time, unless
                                             extended. The Company may extend
                                             the Expiration Date, will
                                             announce any extension by not
                                             later than 9:00 a.m., New York
                                             City time, on the business day
                                             following the previously
                                             scheduled Expiration Date.

                                             The Expiration Date will be
                                             extended a reasonable period of
                                             time if the Company files an
                                             amendment to its Registration
                                             Statement relating to the Rights
                                             Offering that includes a material
                                             change in the Rights Offering. See
                                             "The Right Offering--Amendment,
                                             Extension and Termination." Any
                                             extension of the Expiration Date
                                             will be for a period of at least
                                             ten NYSE trading days, provided
                                             that the Expiration Date shall in
                                             no event be later than February
                                             28, 1998. The Company will notify
                                             stockholders of any extension of
                                             the Expiration Date of the Rights
                                             Offering through the issuance of a
                                             press release indicating such
                                             extension. See "The Rights
                                             Offering--Expiration Date."

Basic Subscription Privilege................ Each Right entitles a Holder, other than J. Chaus, to purchase
                                             5.464751 shares of Common Stock
                                             of the Company upon payment of
                                             the Subscription Price for each
                                             share purchased (the "Basic
                                             Subscription Privilege"). Each
                                             Right entitles J. Chaus, to
                                             purchase 5.181105 shares of
                                             Common Stock of the Company upon
                                             payment of the Subscription Price
                                             for each share purchased. See
                                             "The Rights Offering--Basic
                                             Subscription Privilege;
                                             Oversubscription Privilege."



                                       7





Oversubscription Privilege.................. Each Holder who elects to exercise in full his, her or its Basic
                                             Subscription Privilege may also
                                             subscribe at the Subscription
                                             Price for additional Underlying
                                             Shares available as a result of
                                             unexercised Rights, if any (the
                                             "Oversubscription Privilege"). If
                                             an insufficient number of
                                             Underlying Shares are available
                                             to satisfy fully all exercises of
                                             the Oversubscription Privilege
                                             after reserving a sufficient
                                             number of shares to fulfill
                                             subscriptions for exercises by
                                             Holder pursuant to the Basic
                                             Subscription Privilege, the
                                             available Underlying Shares will
                                             be prorated among Holders who
                                             exercise their Oversubscription
                                             Privilege in proportion to the
                                             respective number of Rights
                                             exercised by such Holders
                                             pursuant to the Basic
                                             Subscription Privilege. See "The
                                             Rights Offering--Basic
                                             Subscription Privilege;
                                             Oversubscription Privilege."

Purchase Commitment......................... Subject to the terms and conditions of the Purchase
                                             Agreement, J. Chaus has agreed to
                                             subscribe for and purchase
                                             6,988,635 shares of Common Stock
                                             issuable upon exercise of the
                                             Rights, for an aggregate purchase
                                             price of $10.0 million (the
                                             "Purchase Commitment"). See "The
                                             Company," "The Rights
                                             Offering--Purchase Commitment,"
                                             "The Restructuring" and "Risk
                                             Factors--Control by Principal
                                             Stockholder."


Standby Commitment.......................... Subject to the terms and conditions of the Purchase
                                             Agreement, J. Chaus has agreed,
                                             that in the event that at least
                                             1,747,160 shares of Common Stock
                                             offered hereby (the"Standby
                                             Shares") are not purchased by
                                             Holders, other than Ms. Chaus (or
                                             purchases by the other directors
                                             of the Company in excess of
                                             $100,000 in the aggregate),
                                             pursuant to the Basic
                                             Subscription Privilege or the
                                             Oversubscription Privilege, she
                                             will purchase the unsubscribed
                                             portion of the Standby Shares for
                                             an aggregate purchase price of up
                                             to $2.5 million (the "Standby
                                             Commitment"). See "The Company,"
                                             "The Rights Offering--Standby
                                             Commitment," "The Restructuring"
                                             and "Risk Factors--Control by
                                             Principal Stockholder."


Procedure for Exercising Rights............. Rights may be exercised by a
                                             Holder by properly completing and
                                             signing the subscription
                                             documents sent to such Holder in
                                             connection with the Rights
                                             Offering (the "Subscription
                                             Documents") and forwarding such
                                             Subscription Documents (or
                                             following the Guaranteed Delivery
                                             Procedures described herein and
                                             therein), with payment of the
                                             Subscription Price for each share
                                             of Common Stock subscribed for
                                             pursuant to the Basic
                                             Subscription Privilege and
                                             Oversubscription Privilege, if
                                             any, prior to the Expiration
                                             Date. If the mails are used to
                                             forward Subscription Documents it
                                             is recommended that insured,
                                             registered mail be used. No
                                             interest will be paid on funds
                                             delivered in payment of the
                                             Subscription Price. ONCE A HOLDER
                                             HAS EXERCISED ANY RIGHTS, SUCH
                                             EXERCISE MAY NOT BE REVOKED
                                             UNLESS THE COMPANY FILES A
                                             POST-EFFECTIVE AMENDMENT TO ITS
                                             REGISTRATION STATEMENT RELATED TO
                                             THE RIGHTS OFFERING THAT INCLUDES
                                             A MATERIAL CHANGE IN THE TERMS OF
                                             THE RIGHTS OFFERING (A "MATERIAL
                                             AMENDMENT"), IN WHICH CASE A
                                             HOLDER WILL HAVE TEN (10) NYSE
                                             TRADING DAYS TO EVALUATE THE
                                             MATERIAL AMENDMENT AND TO REVOKE
                                             THE EXERCISE OF THEIR RIGHTS, IF
                                             DESIRED. See "The Rights
                                             Offering--Exercise of Rights,"
                                             "The Rights Offering--Amendment,
                                             Extension and Termination" and
                                             "The Rights Offering--No
                                             Revocation."

Procedure for Exercising Rights
by Foreign and Certain Other Stockholders... Subscription Documents will not be mailed to Holders of Common Stock
                                             whose addresses are outside the
                                             United States or who have an Army
                                             Post Office ("APO") or Fleet Post
                                             Office ("FPO") address, but will
                                             be held by the Subscription Agent
                                             for their accounts. To exercise
                                             the Rights represented thereby,
                                             such Holders must contact the
                                             Subscription Agent on or prior to
                                             the Expiration Date. If no
                                             contrary instructions have been
                                             received by that time, the Rights
                                             of such Holders will be sold,
                                             subject to the Subscription
                                             Agent's ability to find a
                                             purchaser. Any such sales will be
                                             at prevailing market prices. If
                                             such Rights can be sold, a check
                                             for the proceeds from the sale of
                                             such Rights, less any applicable
                                             brokerage commissions, taxes and
                                             other expenses, will be remitted
                                             to such Holders by mail or, if
                                             such Holder's address is unknown,
                                             held in a non- interest bearing
                                             account by the Subscription
                                             Agent. Such Rights expire at the
                                             Expiration Date. See "The Rights
                                             Offering--Foreign and Certain
                                             Other Stockholders."

Persons Holding Common Stock and
Wishing to Exercise Rights Through Others... Holders who hold shares of the
                                             Common Stock for the account of
                                             others, such as brokers, trustees
                                             or depositories for securities,
                                             should notify the respective
                                             beneficial owners of such shares
                                             as soon as possible to ascertain
                                             such beneficial owners'
                                             intentions and to obtain
                                             instructions with respect to the
                                             Rights. If the beneficial owner
                                             so instructs, the Holder shall
                                             complete Subscription Documents
                                             and submit them to the
                                             Subscription Agent with the
                                             proper payment. See "The Rights
                                             Offering--Exercise of Rights."



                                       8






Issuance of Common Stock.................... Certificates representing shares of the Common Stock purchased
                                             pursuant to the valid exercise of
                                             the Rights will be delivered to
                                             subscribers as soon as
                                             practicable after the Expiration
                                             Date and the conditions to the
                                             Rights Offering have been
                                             satisfied. See "The Rights
                                             Offering--Basic Subscription
                                             Privilege; Oversubscription
                                             Privilege" and "The Rights
                                             Offering--Conditions to the
                                             Rights Offering."


Conditions to the Rights Offering........... The issuance of shares pursuant to the Rights Offering is subject to
                                             the following conditions: (i) the
                                             approval by the Company's
                                             stockholders of the (a) Stock
                                             Split, (b) issuance of 10,510,910
                                             shares of Common Stock of the
                                             Company to J. Chaus in connection
                                             with the Conversion Commitment,
                                             (c) sale by the Company of
                                             6,988,635 shares to J. Chaus in
                                             connection with the Purchase
                                             Commitment, and (d) sale by the
                                             Company of up to 1,747,160 shares
                                             to J. Chaus in connection with
                                             the Standby Commitment; and (ii)
                                             the absence of any litigation or
                                             governmental action challenging
                                             or seeking to enjoin the Rights
                                             Offering which in the sole
                                             judgment of the Company makes it
                                             inadvisable to proceed with the
                                             Rights Offering. On December 8,
                                             1997, at the Company's Annual
                                             Meeting of Stockholders, the
                                             Company's Stockholders approved
                                             the matters described under
                                             clause (i) above.


Subscription Agent.......................... ChaseMellon Shareholder Services,
                                             L.L.C.

Information Agent........................... Any questions regarding the Rights
                                             Offering, including the procedure
                                             for exercising Rights, and
                                             requests for additional copies of
                                             this Prospectus, the Subscription
                                             Certificate or the notice of
                                             guaranteed delivery should be
                                             directed to ChaseMellon
                                             Shareholder Services, L.L.C. (the
                                             "Information Agent") at (800)
                                             414-2879.


Common Stock to be Outstanding After the
Rights Offering; Percentage to be owned by
J. Chaus.................................... Based on 2,627,727 shares outstanding on the date of this
                                             Prospectus, and giving effect to
                                             the issuance of the Conversion
                                             Shares to J. Chaus, if the Rights
                                             Offering is fully subscribed for,
                                             the Company will have
                                             approximately 27,115,907 shares
                                             outstanding. If no shares are
                                             subscribed for pursuant to the
                                             Basic Subscription Privilege or
                                             the Oversubscription Privilege,
                                             other than shares purchased by J.
                                             Chaus, then based on 2,627,727
                                             shares outstanding on the date of
                                             this Prospectus, giving effect to
                                             the issuance of the Conversion
                                             Shares to J. Chaus and the other
                                             directors of the Company, the
                                             Company will have approximately
                                             22,223,863 shares outstanding.
                                             Depending on the number of Rights
                                             exercised by the public Holders
                                             following completion of the
                                             Rights Offering, J. Chaus will
                                             own between approximately 69.5%
                                             and 92.4% of the issued and
                                             outstanding Common Stock of the
                                             Company.


Symbol for the Common Stock................. CHS

Use of Proceeds............................. Depending on the number of shares of Common Stock subscribed for in
                                             the Rights Offering, the net
                                             proceeds received by the Company
                                             from the Rights Offering after
                                             payment of fees and expenses
                                             (exclusive of fees and expenses
                                             of the Restructuring which do not
                                             relate to the Rights Offering),
                                             will range between $12.0 million
                                             and $19.5 million. See
                                             "Management's Discussion and
                                             Analysis of Financial Condition
                                             and Results of Operations." All
                                             of the net proceeds will be used
                                             to retire a portion of Bank Debt.
                                             See "Use of Proceeds" and "The
                                             Rights Offering--The Rights."

Amendment, Extension
and Termination............................. The Company may amend, or extend the Rights Offering at any time
                                             prior to the Expiration Date, at
                                             the Board of Directors'
                                             discretion. In addition, the
                                             Rights Offering will terminate if
                                             the conditions to the Rights
                                             Offering have not been satisfied
                                             on or prior to the Expiration
                                             Date. If the Company makes a
                                             Material Amendment to the terms
                                             of the Rights Offering, a new
                                             definitive Prospectus will be
                                             distributed to all Rights Holders
                                             who had previously exercised
                                             Rights and to all holders of
                                             record on the date of such
                                             amendment, together with a form
                                             on which each exercising Rights
                                             Holder can revoke its exercise.
                                             Any Rights Holder who had
                                             previously exercised any Rights,
                                             or who exercises Rights within
                                             four (4) business days after the
                                             mailing of the new definitive
                                             Prospectus, and who does not so
                                             revoke its exercise within ten
                                             (10) business days after the
                                             mailing of the new definitive
                                             Prospectus and form of
                                             revocation, will be deemed not to
                                             have canceled such exercise. If
                                             any exercise of Rights is so
                                             revoked, the Company will refund
                                             as soon as practicable the full
                                             amount of the Subscription Price
                                             paid by such Rights Holder,
                                             without interest. Any completed
                                             Subscription Certificate received
                                             by the Subscription Agent five
                                             (5) or more business days after
                                             the date of the amendment will be
                                             deemed to constitute the consent
                                             of the Rights Holder who
                                             completed such Subscription
                                             Certificate to the amended terms.
                                             See "The Rights
                                             Offering--Amendment, Extension
                                             and Termination." The Company
                                             will issue a press release with
                                             respect to any amendment,
                                             extension or termination of the
                                             Rights Offering.

                                       9





State and Foreign Securities Laws........... The Rights may not be exercised by any person, and neither this
                                             Prospectus nor any Subscription
                                             Document shall constitute an
                                             offer to sell or a solicitation
                                             of an offer to purchase any
                                             shares of Common Stock, in any
                                             jurisdiction in which such
                                             transactions would be unlawful.
                                             See "The Rights Offering--State
                                             and Foreign Securities Laws."

Federal Income Tax Consequences............. For United States federal income tax purposes, Holders generally
                                             will not recognize taxable income
                                             in connection with the issuance
                                             to them or exercise by them of
                                             Rights. Holders may recognize a
                                             gain or loss upon the sale of the
                                             Rights or the shares of Common
                                             Stock acquired upon exercise of
                                             the Rights. See "The Rights
                                             Offering-- Federal Income Tax
                                             Consequences."

Risk Factors................................ There are substantial risks in connection with the Rights
                                             Offering that should be
                                             considered by prospective
                                             purchasers. See "Risk Factors."

           SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                  The following table sets forth selected historical and unaudited pro forma financial data of the Company. The historical data has been derived from the consolidated financial statements of the Company. The pro forma data has been derived from the Unaudited Pro Forma Financial Data included elsewhere in this Prospectus. The Unaudited Pro Forma Financial Data does not purport to represent what the Company's results of operations actually would have been if the transactions referred to herein had been consummated on the date or for the periods indicated or what such results will be for any date or any future period. The financial information below should be read in conjunction with the other financial data of the Company and the consolidated financial statements of the Company and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

STATEMENT OF OPERATIONS DATA



                                                           FISCAL YEAR ENDED JUNE 30,
                                                                                                   PRO
                                                                                                  FORMA
                                         1993       1994        1995       1996       1997       1997(6)
                                         ----       ----        ----       ----       ----       -------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.............................   $235,819   $206,332    $181,697   $170,575   $160,100    $141,682
Cost of goods sold....................    187,423    186,594     149,097    147,994    125,422(4)  111,038
Gross profit..........................     48,396     19,738      32,600     22,581     34,678      30,644
Selling, general and administrative
expenses..............................     57,410     55,400      44,794     40,162     40,924      35,790
Restructuring expenses................        ---      5,300(1)    1,200(1)     ---      2,250(3)      ---
Unusual expenses......................        ---      1,900(2)    8,333(2)     ---        ---         ---
Interest expense......................      2,322      3,439       5,976      6,560      8,030       1,435
Other income (expense), net...........        449       (190)         91         56        113         113
Loss (income) before income tax
provision.............................    (10,887)   (46,491)    (27,612)   (24,085)   (16,413)     (6,468)
Income tax provision..................        102        264         301        301         50          50
Net Loss (income).....................    (10,989)   (46,755)    (27,913)   (24,386)   (16,463)     (6,518)
Net Loss (income) per share (5).......     (0.60)*    (2.55)*     (1.40)*    (1.02)*    (0.63)*      (0.24)
Weighted average number of
common and common equivalent
shares outstanding....................     18,272*    18,352*     19,910*    23,987*    26,277*     27,116


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)




                                             QUARTER ENDED
                                            SEPTEMBER 30, (8)
                                                            PRO
                                                           FORMA
                                        1996      1997    1997(6)
                                        ----      ----    -------
                                         (UNAUDITED)
Net sales.............................  $48,010   $58,856  $52,970
Cost of goods sold....................   35,532    44,432    39,447
Gross profit..........................   12,478    14,424    13,523
Selling, general and administrative
expenses..............................   10,255    10,051     8,723

Restructuring expenses................       --        --        --

Unusual expenses......................       --        --        --
Interest expense......................   (1,838)   (2,319)     (627)
Other income (expense), net...........        6        (3)       (3)
Loss (income) before income tax
provision.............................      391     2,051     4,170
Income tax provision..................       30        50        50
Net Loss (income).....................      361     2,001     4,120
Net Loss (income) per share (5).......     0.01*     0.08*     0.15
Weighted average number of
common and common equivalent
shares outstanding....................   26,838*   26,277*   27,116



BALANCE SHEET DATA:
                                                                 AS OF JUNE 30,
                                                                                                      PRO
                                                                                                     FORMA
                                            1993       1994        1995       1996       1997       1997(7)
                                            ----       ----        ----       ----       ----       -------

Working capital (deficiency)..........    $40,923     $3,342    $(13,914)  $(19,483)  $(32,729)    $13,546
Total assets..........................     90,208     51,619      28,660     32,742     34,138      43,382
Short-term debt, including current
portion of long-term debt.............     17,504     21,365      18,698     26,077     37,756         500
Long-term debt........................     14,730     18,789      21,066     23,588     26,374      14,500
Stockholders' equity (deficiency).....     33,147    (13,614)    (32,379)   (40,610)   (57,060)      1,314
     *   Does not give effect to the Stock Split


------------------

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)



BALANCE SHEET DATA:
                                            AS OF SEPTEMBER 30,
                                                              PRO
                                                             FORMA
                                             1996      1997    1997(7)
                                             ----      ----    -------
                                           (UNAUDITED)



Working capital (deficiency)..........  $(18,792)  $(29,877)  $16,398
Total assets..........................    48,166     54,448    54,448
Short-term debt, including current
portion of long-term debt.............    38,356     56,178       500
Long-term debt........................    24,264     27,121    14,500
Stockholders' equity (deficiency).....   (40,236)   (55,059)    4,062
     *   Does not give effect to the Stock Split

(1) Includes, in fiscal 1994, $2.1 million for closing selected outlet stores, $2.5 million for consolidation of office and warehouse space, and $0.7 million for employee severance, and in fiscal 1995, $1.2 million of employee severance.

(2) Includes, in fiscal 1994, expenses relating primarily to abandonment of fixed assets, certain legal matters and the winding down of the Company's Canadian joint venture, and in fiscal 1995, $7.8 million primarily relating to the costs associated with the signing of the Company's new Chief Executive Officer and $0.5 million related to certain legal matters.

(3) The Company recorded a $2.3 million charge in the fourth quarter of fiscal 1997 for costs to be incurred in connection with the Restructuring which was announced in June 1997. The costs incurred relate to the closing of the Company's outlet stores (such as professional fees, lease termination expenses, and write-off of fixed assets), in addition to professional fees and other expenses associated with the implementation of the Restructuring.

(4) Includes $1.1 million for liquidation of inventory as a result of closing the Company's outlet stores.

(5) Computed by dividing net income (loss) by the weighted average number of Common and Common Equivalent Shares outstanding during the years. For the fiscal years ended 1997, 1996, 1995, 1994 and 1993, Common Equivalent Shares were not included in the calculation as their inclusion would have been antidilutive.

(6) Pro Forma income statement data gives effect to: (i) the elimination of interest expense associated with the conversion of outstanding indebtedness into Common Stock of the Company; (ii) the elimination of credit support payments to Ms. Chaus; (iii) the elimination of retail store outlet operations; and (iv) the elimination of Restructuring expenses, and the adjusting entries reflecting each such item give effect to such items occurring on July 1, 1996.


(7) Pro Forma balance sheet data gives effect to: (i) the conversion of subordinated indebtedness (approximately $38.9 million at June 30, 1997 and $39.6 million at September 30, 1997) owed to J. Chaus into Common Stock of the Company; (ii) the assumed raising of $19.5 million in net proceeds from the Rights Offering; (iii) obtaining the New Term
      Loan in the amount of $15.0 million; (iv) the Stock Split; and (v) the payment of expenses associated with the New Financing Agreement. There can be no assurance that the Rights Offering will be fully subscribed.

(8) The business of the Company is seasonal and the results for any period are not necessarily indicative of the results that may be achieved for an entire fiscal year.

                                 RISK FACTORS

                  In addition to the other information included in, or incorporated by reference into this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before exercising the Rights and thereby purchasing the shares of Common Stock offered hereby. An investment in the Rights and Common Stock offered hereby involves a high degree of risk. Purchasers should carefully consider the following risk factors, as well as all other information set forth or incorporated in the Prospectus before purchasing any Rights or Common Stock offered hereby. Prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward-looking statements. Such statements are based on many assumptions and are subject to risks and uncertainties. Actual results could differ materially from the results discussed in the forward looking statements due to a number of factors, including, but not limited to, those identified below.

HISTORY OF LOSSES; DECLINING REVENUE BASE


                  The Company sustained net losses of $27.9 million, $24.4 million and $16.5 million in fiscal 1995, 1996 and 1997, respectively. In addition, during such period the Company's revenues declined from $181.7 million in fiscal 1995 to $170.6 million in fiscal 1996 to $160.1 million in fiscal 1997. The Company also experienced a reduction in the number of individual stores within its major customer groups in which its products were sold during this period. The Company believes that the Restructuring and other initiatives it has taken will improve operating results. Although the Company's sales increased in the first quarter of fiscal 1998 over the prior fiscal year and it had net earnings for the quarter of $2.0 million, no assurance can be given that revenues will continue to increase, that the number of stores within which the Company's products are sold will continue to increase or that the Company will be profitable for the full fiscal year or thereafter.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


WORKING CAPITAL DEFICIENCY; FUTURE FINANCING REQUIREMENTS


                  At September 30, 1997, the Company had a working capital deficiency of $29.9 million, and has had negative cash flow from operations of $4.8 million, $22.7 million, $11.0 million and $18.4 million in fiscal 1995, 1996 and 1997 and the first quarter of fiscal 1998, respectively. The Company's business plan requires the availability of sufficient cash flow and borrowing capacity to finance its existing product lines and develop and market its licensed Nautica product lines. The Company expects to satisfy such requirements through cash flow from operations, proceeds from the Rights Offering and borrowings under the New Financing Agreement which was entered into with BNYF on October 10, 1997. Although there can be no assurance, the Company believes that if the Restructuring is consummated and it achieves its projections, the Company will have sufficient cash flow and credit availability to meet its needs for the foreseeable future. There can be no assurance that the Company will achieve its projections.


                  The New Financing Agreement consists of (i) the New Revolving Facility which is a $66.0 million five-year revolving credit line with a $20.0 million sublimit for letters of credit, and (ii) the New Term Loan which is a $15.0 million term loan facility. Each facility matures on December 31, 2002.


                  Ms. Chaus has provided the Company with various forms of financial and credit support for several years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Under the terms of the Restructuring, J. Chaus has agreed to convert indebtedness owed, and to be owed prior to the consummation of the Rights Offering, to her by the Company into shares of Common Stock of the Company. As a result, BNYF indebtedness will be reduced and Ms. Chaus' credit support will be discontinued. See "The Company" and "The Restructuring--Restructuring of Credit Support Provided by Ms. Chaus."


                  The Company has no understanding with Ms. Chaus pursuant to which Ms. Chaus would extend credit support to the Company after the Restructuring is consummated. During recent fiscal periods, the Company was not in compliance with certain financial covenants under the Old Bank Debt Agreement (as defined below) with BNYF. Although BNYF had historically agreed to relax such covenants and permit specified levels of overadvances, there can be no assurance that it will continue to do so in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HIGH BORROWING LEVELS AND STOCKHOLDERS' DEFICIENCY


                  At September 30, 1997, the Company had short-term debt of $56.2 million, long-term debt of $27.1 million and stockholders' deficiency of $55.1 million. Although immediately after giving effect to the Rights Offering and the contemplated conversion of indebtedness into shares of Common Stock of the Company, the Company's short-term debt as of January 23, 1998 will be reduced to $3.6 million, its long-term debt will be reduced to $14.5 million and its stockholders' equity will be increased by $61.0 million to $3.9 million, the Company debt levels may increase in the future to the extent it must seek to reborrow to meet its working capital needs.


OBLIGATIONS UNDER NAUTICA LICENSE AGREEMENT; SUCCESS OF NAUTICA PRODUCT LINE

                  The Company's obligations under the Nautica License Agreement include meeting minimum sales targets, making minimum royalty and advertising payments, and the requirement that Andrew Grossman continue in his position as Chief Executive Officer during the Nautica License Agreement's term. See Note 11 to Notes to Consolidated Financial Statements. There can be no assurance that the conditions to the continuance of the Nautica License Agreement will be met or that the Company's licensed Nautica product line will be successful.

                  In connection with the Nautica license, Nautica has asserted that the Company has not complied with and is not in compliance with all of the terms of the Nautica License Agreement. To date, Nautica has not sought to exercise any rights or remedies under the Nautica License Agreement. The Company believes that Nautica's claims are baseless and without merit. Notwithstanding that the Company believes that it has claims against Nautica for its failure to perform under the terms of the Nautica License Agreement and that the claims asserted by Nautica are baseless, the Company (i) is performing and will continue to perform all of its obligations under the Nautica License Agreement, and (ii) intends to enforce all of its rights and remedies under the Nautica License Agreement.

                  The Company commenced sales of its licensed Nautica products in August 1996. The Company's Nautica product line has experienced intense competition from other designer labels. See "Business--License Agreement with Nautica." To date, the Company's Nautica product line has not generated the levels of revenues which had been anticipated and there can be no assurance that such revenues will increase in the foreseeable future, if ever.

APPAREL RETAILING CYCLES

                  The apparel industry is a cyclical industry heavily dependent on the overall level of consumer spending, with purchases of apparel and related goods tending to decline during periods when disposable income is low, but also declining at other times. A difficult retail environment could result in higher than normal levels of promotional sales by the Company, thereby reducing the Company's gross profit margins.

CHANGES IN FASHION TRENDS

                  The Company believes that its success depends in substantial part on its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. There can be no assurance, however, that the Company will be successful in this regard. The Company attempts to minimize the risk of changing fashion trends and product acceptance by producing a wide selection of garments during a particular selling season and by closely monitoring retail sales of its products. However, if the Company misjudges the market for a number of products or product groups, it may be faced with a significant amount of unsold finished goods inventory, which could have an adverse effect on the Company's results of operations.

DEPENDENCE ON MAJOR CUSTOMERS


                  The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. At June 30, 1997 and 1996, approximately 62% and 66%, respectively, of the Company's accounts receivables were due from department store customers owned by four single corporate entities. During fiscal 1997, approximately 63% of the Company's net sales were made to department store customers owned by four single corporate entities, as compared to 60% in fiscal 1996 and 55% in fiscal 1995. Sales to Dillard's Department Stores accounted for 33% of net sales in fiscal 1997, 29% of net sales in fiscal 1996 and 22% of net sales in fiscal 1995. Sales to nine department store companies owned by The May Department Stores Company accounted for approximately 16% of the Company's net sales in fiscal 1997, 10% of net sales in fiscal 1996 and 15% of net sales in fiscal 1995. Sales to eight department store companies owned by Federated Department Stores accounted for approximately 8% of net sales in fiscal 1997, 5% of net sales in fiscal 1996 and 11% of net sales in fiscal 1995. Sales to two department store customers owned by TJX Companies, Inc. accounted for approximately 6% of net sales in fiscal 1997, 16% of net sales in fiscal 1996 and 7% of net sales in fiscal 1995. The percentages of net sales are based upon stores owned by the four corporate entities at the end of fiscal 1997. As a result of the Company's dependence on these customers, they may have the ability to influence the Company's business decisions. The loss of or significant decrease in business from any of its major customers would have a material adverse effect on the Company's financial position and results of operations.


DEPENDENCE ON FOREIGN SOURCING; LONG LEAD TIMES

                  During fiscal 1997, the Company's products were manufactured through third party foreign contractors, principally in South Korea, Hong Kong, Taiwan, China, Indonesia and elsewhere in the Far East. As a result, the Company may be adversely affected by political instability resulting in the disruption of trade from foreign countries in which the Company's manufacturers and suppliers are located, the imposition of additional regulations relating to imports or duties, taxes and other charges on imports, any significant decreases in the value of the dollar against foreign currencies and restrictions on the transfer of funds. In addition, the Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amount and type of goods which can be imported into the United States from these countries. Furthermore, because the Company's foreign manufacturers are located at significant geographic distances from the Company, the Company is generally required to allow greater lead time for foreign orders. In addition, because orders from the Company's customers generally precede the related shipping period by up to five months and the Company must make substantial advance commitments to its suppliers (often as many as seven months prior to the receipt of firm orders for the related merchandise), a lead time of as long as twelve months may be required between the time the Company commits to a supplier and the time of shipping. This reduces the Company's manufacturing flexibility which increases the risks associated with changes in fashion trends or consumer preferences. See "Business--Manufacturing and Distribution" and "Business--Imports and Import Restrictions."

SEASONALITY AND QUARTERLY FLUCTUATIONS

                  Historically, the Company's sales and operating results fluctuate by quarter, with the greatest sales occurring in the Company's first and third fiscal quarters. It is in these quarters that the Company's Fall and Spring product lines, which traditionally have had the highest volume of net sales, are shipped to customers, with revenues generally being recognized at the time of shipment. As a result, the Company experiences significant variability in its quarterly results and working capital requirements. Moreover, delays in shipping can cause revenues to be recognized in a later quarter, resulting in further variability in such quarterly results.

COMPETITION

                  There is intense competition in the sectors of the apparel industry in which the Company participates. The Company competes with many other apparel companies, some of which are larger and have better established brand names and greater resources than the Company. In some cases, the Company also competes with private-label brands of its department store customers. The Company believes that in order to be successful in its industry, it must be able to evaluate and respond to changing consumer demand and taste and to remain competitive in the areas of style, quality and price while operating within the significant production and delivery constraints of the industry. Furthermore, the Company's traditional department store customers, which account for a substantial portion of the Company's business, encounter intense competition from so-called "off-price" and discount retailers, mass merchandisers and specialty stores. The Company believes that its ability to increase its present levels of sales will depend on such customers' ability to maintain their competitive position.

DEPENDENCE UPON KEY PERSONNEL

                  The success of the Company is dependent upon the personal efforts and abilities of Ms. Chaus, its Chairwoman of the Board, and Andrew Grossman, its Chief Executive Officer. The Company has no employment agreement with Ms. Chaus, its principal stockholder. The Company has an employment agreement with Mr. Grossman for a term ending in September 2004, pursuant to which Mr. Grossman has agreed not to compete with the Company during the term of the agreement or, if the Company terminates the agreement (with certain exceptions), for a period of up to two years after such termination depending on the basis for termination. The Company and Mr. Grossman are currently negotiating amendments to his employment agreement and it is anticipated that a restated and amended employment agreement will be executed in the near term. It is expected that such amendments, will, among other things, include a cash bonus based upon the Company's performance, the grant of new stock options in substitution for his existing stock options, and the waiver by Mr. Grossman of his entitlement to five percent (5%) of the Company's annual net profits, as currently provided in his employment agreement. The Company believes that the loss of the services of either Ms. Chaus or Mr. Grossman would likely have an adverse effect on the Company. The Company maintains key man life insurance on the lives of Ms. Chaus and Mr. Grossman in the amounts of $35.0 million and $25.0 million, respectively. Furthermore, the Nautica License Agreement is conditioned upon Mr. Grossman continuing as Chief Executive Officer. See "Business--License Agreement with Nautica."


                  On September 15, 1997, the Company announced the resignation of Wayne Miller, the Company's Chief Financial Officer. Pending the appointment of a successor to Mr. Miller, Barton Heminover, the Company's Vice President -- Corporate Controller and Assistant Secretary, together with the Company's financial advisors, will be responsible for discharging Mr. Miller's duties.

                  In addition, the Company believes that its future success depends in part upon its ability to attract and retain qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel in the future.


CONTROL BY PRINCIPAL STOCKHOLDER


                  Following the completion of the Rights Offering, J. Chaus will beneficially own between approximately 69.5% and 92.4% of the outstanding Common Stock depending on the number of Rights exercised. As a result of her stock ownership, Ms. Chaus has, and will continue to have, sufficient voting power to determine the direction and policies of the Company, the election of the directors of the Company, the outcome of any other matter submitted to a vote of stockholders, and to prevent or cause a change in control of the Company.


POTENTIAL CONFLICTS OF INTEREST; RELATED PARTY TRANSACTIONS

                  Certain conflicts of interest may arise as a result of Ms. Chaus' position as a director, member of the Office of the Chairman and majority stockholder of the Company. There have been a number of related party transactions between Ms. Chaus and the Company, principally involving her provision of credit support to the Company. Such transactions are negotiated with a special committee made up of the disinterested members of the Board which, where appropriate, seeks the advice of an independent investment banking firm in connection with the approval of any such transaction. When stockholder approval is sought, Ms. Chaus, as majority stockholder, has the ability to approve any such matter without the affirmative vote of any other stockholder of the Company.

LITIGATION

                  The Company is involved as a defendant in certain legal proceedings incidental to its business. The Company believes that the outcome of these legal proceedings will not have a material adverse impact on its financial position or operations.

VOLATILITY OF STOCK PRICE


                  The market price of the Company's Common Stock is highly volatile. Factors such as quarterly variations in the Company's results of operations and changes in general market conditions could cause the market price of the Company's Common Stock to fluctuate significantly. See "Price Range of Common Stock; Dividend Policy."


MARKET CONSIDERATIONS

                  There can be no assurance that the market price of the Common Stock will not decline during the subscription period or that, following the issuance of the Rights and the issuance of the Underlying Shares of Common Stock upon exercise of the Rights, a subscribing Rights Holder will be able to sell the Underlying Shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

IRREVOCABILITY OF SUBSCRIPTIONS


                  The election of a Holder to exercise Rights in the Rights Offering is irrevocable, except in the case of a Material Amendment. See "The Rights Offering--No Revocation." Moreover, until certificates are delivered, subscribing Rights Holders may not be able to sell the Common Stock that they have purchased in the Rights Offering. Certificates representing shares of the Common Stock purchased pursuant to the Basic Subscription Privilege will be mailed as soon as practicable after the subscriptions have been accepted by the Subscription Agent to Holders not participating in the Oversubscription Privilege. Certificates for shares of Common Stock issuable upon the exercise of the Basic Subscription Privilege and the Oversubscription Privilege will be mailed as soon as practicable after the Expiration Date. No interest will be paid on any funds delivered to exercise Rights.

DETERMINATION OF SUBSCRIPTION PRICE; MARKET CONSIDERATIONS AND UNCERTAIN MARKET FOR RIGHTS

                  The Subscription Price was determined by the Company and management, and was unanimously approved by the disinterested members of the Company's Board of Directors. The Subscription Price does not necessarily bear any relationship to the book value of the Company's assets, past operations, cash flow, earnings, financial condition or any other established criteria for value and should not be considered an indication of the underlying values of the Company. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including the size of the public float of the Common Stock which will depend, in part, on the percentage of the Rights that are exercised by Holders after the Rights Offering. See "The Rights Offering--Determination of Subscription Price."

                  The Rights (other than those distributed to Ms. Chaus) are expected to be traded on the NYSE until the close of business on the last trading day prior to the Expiration Date. There has been no prior market for the Rights and, although the Rights (other than those distributed to Ms. Chaus) will be transferable, there can be no assurance that the Rights will have any economic value or that a market for the Rights will develop or be sustained. There can also be no assurance that, following the issuance of the Rights and of the Underlying Shares upon exercise of Rights, a subscribing Holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

CONTINUED LISTING OF THE COMMON STOCK ON THE NYSE

                  In addition, the Company does not currently satisfy certain of the conditions for continued listing on the NYSE and, depending on the level of participation in the Rights Offering by stockholders, other than Ms. Chaus, the Company may fail to meet certain additional NYSE requirements, after completion of the Rights Offering. The Company has submitted a business plan for the re-attainment of compliance with the continuing listing standards of the NYSE. The NYSE has informed the Company in writing that it will be monitoring such plan on a quarterly basis and that the Company's ability to maintain its listing on the NYSE will be dependent upon meeting such plan. Accordingly, there can be no assurance that the NYSE will not undertake to subspend the Common Stock from trading, or delist the Common Stock, in the future. The Company expects to file a listing application with the NYSE seeking to list the Underlying Shares. There can be no assurance that such listing application will be approved and accepted by the NYSE, or that the Rights and the Underlying Shares will be traded on the NYSE.


DILUTION


                  The Rights entitle the Holders of shares of Common Stock to purchase shares of Common Stock at a price below the prevailing market price of the Common Stock immediately prior to the commencement of the Rights Offering. Although all shareholders will be diluted by the conversion of approximately $40.6 million of the Company's indebtedness to Ms. Chaus, consisting of $28.1 million of existing subordinated indebtedness (including interest accrued through January 23, 1998) and $12.5 million of indebtedness which will be owed to J. Chaus, which will be converted into Common Stock pursuant to the Restructuring, holders of shares of Common Stock who exercise their Rights will otherwise preserve or increase their proportionate interest in their equity ownership and voting power of the Company. Stockholders who do not exercise their Rights will experience a significant further decrease in their proportionate interest in the equity ownership and voting power of the Company. The sale of the Rights may not compensate a stockholder for all or any part of any reduction in the market value of such stockholder's Common Stock resulting from the Rights Offering. Stockholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights.


                  After giving effect to the Rights Offering, the Company will have between approximately 27,115,907 and 22,223,863 shares of Common Stock issued and outstanding, depending on the number of Rights exercised as compared with approximately 2,627,727 shares of Common Stock, issued and outstanding as of the date of this Prospectus.


                  If no Rights are exercised, other than those that are exercised by Ms. Chaus and the other directors of the Company, the percentage of shares owned by shareholders other than Ms. Chaus and the other directors of the Company, will decrease from approximately 9.7% (after giving effect to the conversion of indebtedness owed by the Company to Ms. Chaus into additional shares of Common Stock pursuant to the Conversion Commitment) to 5.7%.

                      UNAUDITED PRO FORMA FINANCIAL DATA


                  The following unaudited pro forma financial data (the "Unaudited Pro Forma Financial Data") as of June 30, 1997 and September 30, 1997, for the year ended June 30, 1997 and for the quarter ended September 30, 1997 has been derived from the application of pro forma adjustments to the financial statements of the Company. The pro forma financial data for the year ended June 30, 1997 and for the quarter ended September 30, 1997, as applicable gives effect to: (i) the elimination of interest expense associated with the conversion of outstanding indebtedness into Common Stock of the Company; (ii) the elimination of credit support payments to Ms. Chaus; (iii) the elimination of retail store outlet operations; (iv) the elimination of Restructuring expenses; (v) the conversion of subordinated indebtedness (approximately $38.9 million at June 30, 1997 and $39.6 million at September 30, 1997) owed to J. Chaus into Common Stock of the Company; (vi) the assumed raising of $19.5 million in net proceeds from the Rights Offering; (vii) obtaining the New
Term Loan in the amount of $15.0 million; (viii) the Stock Split; and (ix) the payment of expenses associated with the New Financing Agreement. The pro forma statement of income statement data for the year ended June 30, 1997 and for the quarter ended September 30, 1997, gives effect to: (i), (ii), (iii) and (iv) and the adjusting entries reflecting each such item give effect to such items occurring on July 1, 1996 and July 1, 1997, respectively. The related pro forma balance sheet data as of June 30, 1997 and September 30, 1997 gives effect to:
(v), (vi), (vii), (viii) and (ix) as if each had occurred on June 30, 1997 and September 30, 1997, respectively. The adjustments are described in the accompanying notes. The Unaudited Pro Forma Financial Data does not purport to represent what the Company's financial position and results of operations actually would have been if those transactions had been consummated on the date or for the periods indicated, or what such results will be for any future date or for any future period. The Unaudited Pro Forma Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.




                                                                            STATEMENT OF OPERATIONS DATA
                                                                                   (IN THOUSANDS)
                                                              ---------------------------------------------------------
                                                                  HISTORICAL                            PRO FORMA
                                                                 CONSOLIDATED                         CONSOLIDATED
                                                                 STATEMENT OF                         STATEMENT OF
                                                                  OPERATIONS         ADJUSTING         OPERATIONS
                                                                 AS OF 6/30/97        ENTRIES         AS OF 6/30/97
                                                              ------------------- --------------- ---------------------
Net sales                                                                $160,100       $(18,418) a            $141,682
Cost of goods sold                                                        125,422        (14,384) a             111,038
                                                              ------------------- --------------- ---------------------
Gross profit                                                               34,678         (4,034) a              30,644
Selling general & administrative expenses                                  40,924         (5,134) a              35,790
Restructuring expenses                                                      2,250         (2,250) b                  --
                                                              ------------------- --------------- ---------------------
                                                                           (8,496)         3,350                 (5,146)
Other income (expense), net                                                   113                                   113
Interest expense                                                           (8,030)         2,852  c              (1,435)
                                                                                             957  d
                                                                                           2,786  e
                                                              ------------------- --------------- ---------------------
Income before provision for income taxes                                  (16,413)         6,202                 (6,468)
Provision for income taxes                                                     50                                    50
                                                              ------------------- --------------- ---------------------
Net loss                                                                $ (16,463)        $6,202                $(6,518)
                                                              =================== =============== =====================

a - Eliminate retail store outlet operations.

b - Eliminate Restructuring expenses.

c - Eliminate interest expense associated with reduction of bank debt by $32.0 million out of the proceeds of the BNYF-J. Chaus Loan and the Company raising $19.5 million in net proceeds from the Rights Offering. There can be no assurance that the Rights Offering will be fully subscribed.

d - Eliminate credit support payments to Ms. Chaus.

e - Eliminate interest expense associated with conversion of $26.4 million of subordinated indebtedness of the Company to J. Chaus (as of June 30, 1997) into Common Stock of the Company.

                                                                    BALANCE SHEET DATA
                                                                      (IN THOUSANDS)
                                          ----------------------------------------------------------------------
                                                HISTORICAL                                      PRO FORMA
                                               CONSOLIDATED             ADJUSTING              CONSOLIDATED
                                              BALANCE SHEET              ENTRIES              BALANCE SHEET
                                              AS OF 6/30/97           RESTRUCTURING           AS OF 6/30/97
                                          ---------------------- -----------------------  ----------------------
ASSETS
Current Assets
   Cash and cash equivalents                                $330                $  9,244  a               $9,349
                                                                                    (225) b
   Accounts receivable, net                                7,451                                           7,451
   Inventories                                            23,746                                          23,746
   Prepaid expenses                                          568                                             568
                                          ---------------------- -----------------------  ----------------------
        Total current assets                              32,095                   9,019                  41,114
Fixed assets- net                                          1,295                                           1,295
Other assets                                                 748                     225  b                  973
                                          ---------------------- -----------------------  ----------------------
                                                         $34,138                  $9,244                 $43,382
                                          ====================== =======================  ======================
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities
   Notes payable - bank                                  $37,756                $(37,756) a                   --
   Current portion of Long-term debt                                                 500  a                 $500
   Accounts payable                                       19,825                                          19,825
   Accrued expenses                                        5,393                                           5,393
   Accrued restructuring expenses                          1,850                                           1,850
                                          ---------------------- -----------------------  ----------------------
        Total current liabilities                         64,824                 (37,256)                 27,568
Subordinated promissory notes                             26,374                 (26,374) a                   --
Long-term debt                                                --                  14,500  a               14,500
                                          ---------------------- -----------------------  ----------------------
                                                          91,198                 (49,130)                 42,068
                                          ---------------------- -----------------------  ----------------------
STOCKHOLDERS' DEFICIENCY
   Preferred stock                                            --                                              --
   Common stock                                              269                       2  a                  271
   Additional paid-in capital                             65,463                  38,874  a              123,835
                                                                                  19,500  a
                                                                                      (2) a
     Deficit                                            (121,312)                                       (121,312)
     Less:  Treasury stock                                (1,480)                                         (1,480)
                                          ---------------------- -----------------------  ----------------------
           Total stockholders' equity (deficiency)       (57,060)                 58,374                   1,314
                                          ---------------------- -----------------------  ----------------------
                                                          34,138                   9,244                  43,382
                                          ====================== =======================  ======================


a - To reflect the (i) the conversion of subordinated indebtedness owed and to be owed to J. Chaus, into Common Stock of the Company, (ii) the Company raising $19.5 million in net proceeds from the Rights Offering, (iii) $12.5 million in respect of borrowings previously guaranteed by Ms. Chaus being satisfied in full upon her assumption of such amount of Bank Debt pursuant to the BNYF -J. Chaus Loan, which amount will, as part of the subordinated indebtedness owed to
J. Chaus by the Company, be converted into equity, (iv) obtaining the New Term Loan in the amount of $15.0 million, and (v) the Stock Split. There can be no assurance that the Rights Offering will be fully subscribed. Note 7 of the Notes to the Consolidated Financial Statements, discloses the effect of the Rights being exercised solely by J. Chaus pursuant to the Purchase Commitment and the Standby Commitment.

b - Record payment of expenses associated with New Financing Agreement.

                                                   STATEMENT OF OPERATIONS DATA
                                                          (IN THOUSANDS)



                                                                  HISTORICAL                            PRO FORMA
                                                                 CONSOLIDATED                         CONSOLIDATED
                                                                 STATEMENT OF                         STATEMENT OF
                                                                  OPERATIONS         ADJUSTING         OPERATIONS
                                                                 AS OF 9/30/97        ENTRIES         AS OF 9/30/97
                                                              ------------------- --------------- ---------------------
Net sales                                                                 $58,856      $(5,886) a               $52,970
Cost of goods sold                                                         44,432       (4,985) a                39,447
Gross profit                                                               14,424         (901) a                13,523
Selling general & administrative expenses                                  10,051         1328) a                 8,723
                                                              ------------------- --------------- ---------------------
                                                                            4,373          427                    4,800
Other income (expense), net                                                    (3)                                   (3)
Interest expense                                                           (2,319)         720  b                  (627)
                                                                                           225  c
                                                                                           747  d
                                                              ------------------- --------------- ---------------------
Income before income taxes                                                  2,051        2,119                    4,170
Provision for income taxes                                                     50           50  e                   100
                                                              ------------------- --------------- ---------------------

Net income                                                                $ 2,001      $ 2,069                  $ 4,070
                                                              =================== =============== =====================


a -     Eliminate retail store outlet operations.

b - Eliminate interest expense associated with reduction of bank debt by $32.0 million out of the proceeds of the BNYF - J.Chaus Loan and the Company raising $19.5 million in net proceeds from the Rights Offering. There can be no assurance that the Rights Offering will be fully subscribed.

c -     Eliminate credit support payments to Ms. Chaus.

d - Eliminate interest expense associated with conversion of $27.1 million of subordinated indebtedness of the Company to J. Chaus (as of September 30, 1997) into Common Stock of the Company.

e- Reflects the utilization of net operating losses and payment of alternative minimum taxes.

                                                         BALANCE SHEET DATA
                                                           (IN THOUSANDS)


                                                HISTORICAL                                      PRO FORMA
                                               CONSOLIDATED             ADJUSTING             CONSOLIDATED
                                              BALANCE SHEET              ENTRIES              BALANCE SHEET
                                              AS OF 9/30/97           RESTRUCTURING           AS OF 9/30/97
                                          ---------------------- -----------------------  ---------------------
ASSETS
Current Assets
   Cash and cash equivalents                              $  236              $  (225) a               $     11
   Accounts receivable, net                               29,159                                         29,159
   Inventories                                            22,549                                         22,549
   Prepaid expenses                                          565                                            565
                                          ---------------------- -----------------------  ---------------------
        Total current assets                              52,509                 (225)                   52,284
Fixed assets net                                           1,157                                          1,157
Other assets                                                 782                  225  a                  1,007
                                          ---------------------- -----------------------  ---------------------
                                                         $54,448               $    0                   $54,448
                                          ====================== =======================  =====================

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities
   Notes payable--bank                                   $56,178             $(47,000) b               $  9,178
   Current portion of Long-term debt                                              500  b                    500
   Accounts payable                                       19,003                                         19,003
   Accrued expenses                                        5,822                                          5,822
   Accrued restructuring expenses                          1,383                                          1,383
                                          ---------------------- -----------------------  ---------------------
        Total current liabilities                         82,386              (46,500)                   35,886
Subordinated promissory notes                             27,121              (27,121) b                      0
Long-term debt                                                 0               14,500  b                 14,500
                                          ---------------------- -----------------------  ---------------------
                                                         109,507              (59,121)                   50,386
                                          ---------------------- -----------------------  ---------------------

STOCKHOLDERS' DEFICIENCY
   Preferred stock                                             0                                              0
   Common stock                                              269                    2  b                    271
   Additional paid-in capital                             65,463               39,621  b                124,582
                                                                               19,500  b
                                                                                   (2) b
   Deficit                                              (119,311)                                      (119,311)
   Less:  Treasury stock                                  (1,480)                                        (1,480)
                                          ---------------------- -----------------------  ---------------------
        Total stockholders' equity (deficiency)          (55,059)              59,121                     4,062
                                          ---------------------- -----------------------  ---------------------
                                                          54,448                    0                    54,448
                                          ====================== =======================  =====================

a -     Record payment of expenses associated with New Financing Agreement.

b - To reflect the (i) the conversion of subordinated indebtedness owed and to be owed to J. Chaus, into Common Stock of the Company, (ii) the Company raising $19.5 million in net proceeds from the Rights Offering,
        (iii) $12.5 million in respect of borrowings previously guaranteed by Ms. Chaus being satisfied in full upon her assumption of such amount of Bank Debt pursuant to the BNYF-J. Chaus Loan, which amount will, as part of the subordinated indebtedness owned to J. Chaus by the Company, be converted into equity, (iv) obtaining the New Term Loan in the amount of $15.0 million, and (v) the Stock Split. There can be no assurance that the Rights Offering will be fully subscribed.

                        PROJECTED FINANCIAL INFORMATION

GENERAL ASSUMPTIONS

                  The projected financial information set forth below ("PFI") should be read in conjunction with the assumptions, qualifications, limitations and explanations set forth herein, the selected historical financial information and the other information set forth in "Selected Historical Financial Data" as set forth in this Prospectus and the Pro Forma Financial Statements.

                  The PFI contained herein constitutes "forward-looking statements" within the meaning of Section 27A of the Securities Act, and
Section 21E of the Exchange Act. The PFI reflects numerous assumptions, including various assumptions with respect to the anticipated future performance of the Company after the Restructuring (the "Restructured Company") industry performance, general business and economic conditions and other matters, some of which are beyond the control of the Restructured Company. In addition, unanticipated events and circumstances may affect the actual financial results of the Restructured Company. THEREFORE, WHILE THE PFI IS NECESSARILY PRESENTED WITH NUMERICAL SPECIFICITY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE YEARS 1998 - 1999 ("PFI Period") MAY VARY FROM THE PROJECTED RESULTS. THESE VARIATIONS MAY BE MATERIAL. ACCORDINGLY, NO REPRESENTATION CAN BE MADE OR IS MADE WITH RESPECT TO THE ACCURACY OF THE PFI OR THE ABILITY OF THE RESTRUCTURED COMPANY TO ACHIEVE THE PROJECTED RESULTS. See "Risk Factors" for a discussion of certain factors that may affect the future financial performance of the Restructured Company and of the various risks associated with the securities of the Restructured Company to be issued pursuant to the Plan.

                  The Company does not, as a matter of course, make public projected financial information of their anticipated financial position or results of operations. Accordingly, the Company does not anticipate that they will, and disclaims any obligation to, furnish updated projected financial information in the event that actual industry performance or the general economic or business climate differs from that upon which the PFI has been based. Further, the Company does not anticipate that they will include such information in documents required to be filed with the Securities and Exchange Commission, or otherwise make such information public.

                  The PFI has been prepared by the Company's management, and it believes that the assumptions underlying the projected financial information for the PFI Period, when considered on an overall basis, are reasonable in light of current circumstances. However, the Company has historically furnished projections (on at least an annual basis) to its bank lenders over the last five fiscal years, and most of such projections were not achieved. Accordingly, no assurance can be given or is given that the PFI will be realized. The PFI was not prepared in accordance with standards for projected financial information promulgated by the American Institute of Certified Public Accountants or with a view to compliance with published guidelines of the Securities and Exchange Commission regarding projected financial information or forecasts.

                  Neither the Company's independent auditors, nor any other independent accountants or financial advisors, have compiled, examined, or performed any procedures with respect to the projected consolidated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achieveability, and assume no responsibility for, and disclaim any association with, the projected consolidated financial information.

                  RIGHTS HOLDERS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE RELIABILITY OF THE PFI AND THE REASONABLENESS OF THE RELATED ASSUMPTIONS IN REACHING THEIR DETERMINATION AS TO WHETHER TO PARTICIPATE IN THE RIGHTS OFFERING.

GENERAL ECONOMIC ASSUMPTIONS

                  The PFI assumes that the current economic environment continues throughout the PFI Period. The PFI also assumes that no unforeseen national or international events will occur during the PFI Period that would cause the retail and/or women's apparel industries to be adversely impacted. The apparel industry is a cyclical industry and the PFI assumes a continuation of the current favorable climate in the industry. It is further assumed that no changes in the U.S. tax laws will occur which will adversely impact the Company's ability to utilize its net operating loss carry forwards.

                  Neither the Company nor any of its respective directors and officers assumes any responsibility for the accuracy of such PFI. In addition, because estimates and assumptions underlying the PFI are inherently subject to significant economic and competitive uncertainties and contingencies which are beyond the Company's control, there can be assurance that the PFI will be realized. Actual results may be higher or lower that those set forth herein.


EFFECTIVE DATE OF THE RESTRUCTURING

                  The PFI assumes that the Restructuring will be effected in accordance with its terms. The actual date of consummation of the Restructuring is not known, however, the Company expects it to occur on or about January 23, 1998. Any significant delay in the expected date of consummation of the Restructuring could have a significant unfavorable impact of financial performance, including net income for the year ended June 30, 1998, and could result in additional professional and other fees.


NET SALES

                  During the PFI Period, net sales are assumed to increase from $198.0 million in fiscal year 1998 to $231.3 million in fiscal year 1999. The assumed increase in net sales during the PFI Period is based on a continuation of recent favorable trends in customer orders for merchandise, sales of the Company's product at the retail level, and a modest increase in the number of locations at which the product is sold or an increase of sales at existing locations. The Company's ability to achieve the PFI is dependent upon a reversal of the historical trend of declining revenues over the last several fiscal years.

GROSS MARGIN

                  The overall level of gross margin as a percentage of merchandise sales estimated by management is based on historical results and current trends in the Company's performance. Management believes that, as a result of the refocusing of the Company's merchandising strategy, the Company will be able to achieve its projected gross margin levels as presented in the enclosed PFI. The assumed increase in gross margin levels (from 21.7% in fiscal 1997 to 24.7% in fiscal 1998, and 25.3% in fiscal 1999) assumes that the Company will increase the percentage of sales at regular prices and reduce the percentage of promotional sales, as compared to fiscal 1997. A difficult retail environment or a misjudgement by the Company in fashion trends could increase the level of off price and promotional sales which would reduce gross margin levels.

OPERATING EXPENSES

                  Operating expenses are forecast based upon existing expense structures and adjusted for increases in sales and general economic inflation. It is assumed that expenses will increase in total dollar amount during the PFI Period from $39.0 million in fiscal year 1998 to $41.8 million in fiscal year 1999, principally as a result of general economic inflation and the anticipated sales growth.


                  Selling, general and administrative expenses are expected to grow at rates somewhat lower than the increase in sales because certain fixed costs are in place and will not increase as a result of additional sales. As a result, operating expenses as a percentage of net sales are project to decrease from 19.7% in 1998 to 18.0% in 1999. Over the past several years, management has downsized several departments to more efficient levels by consolidating responsibilities and eliminating under-utilized administrative and clerical positions. Departmental reengineering has reduced manual or duplicative efforts and enhanced operational efficiencies while reducing overall operating costs. As such, management believes that the existing corporate infrastructure is sufficient to support the Company's current operations, as well as the anticipated growth throughout the projection period without a significant increase from current expense levels.


INTEREST EXPENSE

                  The PFI reflects a reduction in interest expense due to the lower levels of indebtedness resulting from the Restructuring and the projected cash flows of the Company.

BALANCE SHEET CONSIDERATIONS

                  Projections of changes in certain balance sheet accounts such as accounts receivable, inventory and accounts payable are primarily based upon historical ratios.

CAPITAL EXPENDITURES

                  The PFI assumes capital expenditures of approximately $3.1 million during the PFI Period to be used for the upgrade of its management information systems, installation of Nautica shops and fixtures at department stores, and general corporate purposes.

THE RIGHTS OFFERING

                  The PFI assumes that the Rights are fully subscribed resulting in net proceeds to the Company of $19.5 million. There can be no assurance that any of the Rights, other than those exercised by J. Chaus pursuant to the Purchase Commitment and the Standby Commitment, will be exercised.

 WORKING CAPITAL FINANCING

                  The Restructured Company will utilize its working capital facility in the aggregate amount of $58.5 million (after giving effect to the Restructuring) to provide primarily for import letter of credit requirements and for seasonal working capital needs. The PFI assumes that the Company will reach agreement with BNYF on appropriate levels of overadvances to support its 1999 business plan.

INCOME TAXES

                  As of June 30, 1997, the Company had a tax net operating loss carryforward (NOL) of approximately $101.0 million to offset future income tax liabilities. The NOL will be partially reduced due to cancellation of indebtedness income that will be realized by the Company in connection with the conversion, pursuant to the Conversion Commitment, of the principal amount of subordinated indebtedness owed to Ms. Chaus by the Company. The Company does not believe that the transactions contemplated by the Restructuring. will cause a limitation of the use of the remaining NOL.

                                                        Projected Consolidated
                                                       Balance Sheet Information
                                                            (In thousands)

                                                               June 30,

                                                         1998                  1999
                                                  ---------------------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                  $197                $6,441
    Accounts receivable, net of related                      20,967                25,406
    allowances
    Inventory                                                19,575                24,094
   Prepaid expenses                                             604                   424
                                                     --------------         -------------
   TOTAL CURRENT ASSETS                                     $41,343              $ 56,365
                                                     --------------         -------------

Fixed assets - net                                              719                 1,814
Other assets                                                    957                   762
                                                     --------------         -------------
   TOTAL ASSETS                                             $43,019              $ 58,941
                                                     ==============         =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes payable-bank                                        $1,593                    --
   Accounts payable                                          15,868               $19,530
   Accrued expenses                                           4,206                 4,295
   Current portion of long-term debt                          1,000                 1,000
                                                     --------------         -------------
   TOTAL CURRENT LIABILITIES                                 22,667                24,825
                                                     --------------         -------------

Long-term debt                                               13,500                12,500
                                                     --------------         -------------
   TOTAL LIABILITIES                                         36,167                37,325
                                                     --------------         -------------

STOCKHOLDERS' EQUITY
   Common stock                                                 269                   269
   Additional paid-in capital                               125,445               125,445
   Ending retained deficit                                (117,382)             (102,618)
   Less: treasury stock                                     (1,480)               (1,480)
                                                     --------------         -------------

TOTAL STOCKHOLDERS' EQUITY                                    6,852                21,616
                                                     --------------         -------------
TOTAL LIABILITIES AND EQUITY                                $43,019               $58,941
                                                     ==============         =============



                                      23

                                                                                     PROJECTED CONSOLIDATED
                                                                             STATEMENTS OF OPERATIONS INFORMATION
                                                                                         (IN THOUSANDS)

                                                                                  FISCAL YEAR ENDING JUNE 30,

                                                                                    % TO                                 % TO
                                                              1998                  SALES             1999               SALES
                                                            --------              ---------         --------           ---------
NET SALES                                                   $198,012                100.00%         $231,253            100.00%

COST OF GOODS SOLD                                          (149,167)               (75.33%)        (172,773)           (74.71%)
                                                      ------------------     ----------------    ---------------    ---------------

GROSS PROFIT                                                  48,845                 24.67%           58,480             25.29%
                                                              ------                 ------         --------             ------

SELLING, GENERAL AND ADMINISTRATIVE                          (39,001)               (19.70%)         (41,826)           (18.09%)
                                                      ------------------     ----------------    ---------------    ---------------


OPERATING INCOME                                               9,844                  4.97%           16,654              7.20%
                                                              ------                  -----         --------              -----

Interest Expense                                              (5,639)                (2.85%)          (1,370)            (0.59%)
                                                            ---------                -------       ----------            -------
Income Before Provision for Income Taxes                       4,205                  2.12%           15,284              6.61%
Provision for Income Taxes                                      (275)                (0.14%)            (520)            (0.22%)
                                                            --------                 -------       ----------            -------

NET INCOME                                                    $3,930                  1.98%          $14,764              6.38%
                                                             =======                  =====          =======              =====

                                                                                    PROJECTED CONSOLIDATED
                                                                                   STATEMENTS OF CASH FLOW
                                                                                        (IN THOUSANDS)

                                                                                   FISCAL YEAR ENDING JUNE 30,

                                                                                   1998                  1999
                                                                                  ------                -----
OPERATING ACTIVITIES:
Net Income                                                                          $3,930                 $14,764
Adjustment to reconcile net income to net cash used in operating activities:
     Deferred interest on subordinated promissory notes                              1,609                      --
    Depreciation                                                                       972                   1,600
Changes in operating assets and liabilities
   Net accounts receivable                                                         (13,516)                 (4,439)
   Inventory                                                                         4,171                  (4,519)
   Prepaids and other assets                                                           (36)                    180
   Accounts payable                                                                 (3,957)                  3,662
   Accrued expenses                                                                 (3,037)                     89
                                                                                ----------             -----------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                                 (9,864)                 11,337
                                                                                ----------             -----------

INVESTING ACTIVITIES:
Purchase of fixed assets, net                                                         (606)                 (2,500)
                                                                                -----------            ------------
Net cash used in investing activities                                                 (606)                 (2,500)
                                                                                -----------            ------------

FINANCING ACTIVITIES:
Repayments of  short-term bank borrowings                                          (36,163)                 (1,593)
Proceeds from long-term debt                                                        15,000                      --
Repayments of  long-term debt                                                         (500)                 (1,000)
Proceeds from Loan by J. Chaus                                                      12,500                      --
Proceeds from Rights Offering, net                                                  19,500                      --
                                                                                ----------             -----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                 10,337                  (2,593)
                                                                                ----------             -----------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                 ($133)                 $6,244
Cash and cash equivalents, beginning of year                                           330                     197
                                                                                ----------             -----------
Cash and cash equivalents, end of year                                                $197                  $6,441
                                                                                ==========             ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
   Conversion of debt to common stock                                              $40,482
                                                                                ==========

                              THE RIGHTS OFFERING

THE RIGHTS

                  The Company is distributing transferable Rights (other than those distributed to Ms. Chaus), at no cost, to Holders, of record as of the Record Date. Each Holder, other than J. Chaus, will receive one Right for each share of Common Stock held on the Record Date with each Right entitling the Holder thereof to subscribe for and purchase 5.464751 shares of Common Stock at the Subscription Price the Basic Subscription Privilege"), for a price of $1.4309 per share (the "Subscription Price"). Ms. Chaus will receive one non-transferable Right for each share of Common Stock held by her on the Record Date, with each Right entitling her to subscribe for and purchase 5.181105 shares of Common Stock at the Subscription Price. On December 2, 1997 the average of the bid and asked prices for the Common Stock on the NYSE was $0.9375 per share (without giving effect to the Stock Split). The Expiration Date will be extended a reasonable period of time (at least ten (10) NYSE trading days) if the Company files an amendment to its registration statement relating to the Rights Offering which includes a material change in the Rights Offering. See "The Rights Offering--Amendment, Extension and Termination." There can be no assurance that shares of the Common Stock will trade at prices above the Subscription Price. See "Risk Factors--Determination of Subscription Price; Market Considerations and Uncertain Market for Rights."


                  No fractional shares or cash in lieu thereof will be issued or paid. The number of shares distributed to each Holder upon exercise of the Rights will be rounded up to the nearest whole number of shares.

                  The issuance by the Company of shares of Common Stock pursuant to the Rights Offering is not conditioned upon the subscription of any minimum number of shares of Common Stock by Holders of the Rights. See "The Rights Offering--Basic Subscription Privilege; Oversubscription Privilege."

                  J. Chaus' obligations under the Purchase Agreement are subject to certain customary conditions. The Company's management believes that the conditions to J. Chaus' obligations under the Purchase Agreement will be satisfied or waived and that each of the Standby Commitment and the Purchase Commitment will be fulfilled.

                  Before exercising or selling any Rights, potential investors are urged to read carefully the information set forth under "Risk Factors."

                  Each Right (other than those distributed to Ms. Chaus) is transferable in whole by a Holder but no fractional Rights shall be transferable.

                  All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of Rights are the responsibility of the Holder of the Rights and none of such commissions, fees or expenses shall be paid by the Company.

METHOD OF OFFERING


                  The Rights Offering is being made directly by the Company. The Company will pay no underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the Rights or sales of the shares of Common Stock offered hereby, other than the fees paid to ChaseMellon Shareholder Services, L.L.C., as Subscription Agent. The Company estimates that the expenses of the Rights Offering (exclusive of fees and expenses of the Restructuring which do not relate to the Rights Offering) will total approximately $0.5 million.

EXPIRATION DATE

                  The Rights will expire at 5:00 p.m., New York City time, on January 23, 1998, unless extended by the Company as provided herein (the "Expiration Date"). See "The Rights Offering--Amendment, Extension and Termination." On and after the Expiration Date, all unexercised Rights will be null and void. The Company will notify stockholders of any extension of the Expiration Date of the Rights Offering through the issuance of a press release indicating such extension. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after 5:00 p.m., New York City time, on the Expiration Date, regardless of when the documents relating to such exercise were transmitted, except when timely transmitted pursuant to the Guaranteed Delivery Procedures described below.

                  The Expiration Date will not be extended beyond February 28, 1998.


BASIC SUBSCRIPTION PRIVILEGE; OVERSUBSCRIPTION PRIVILEGE

                  The Basic Subscription Privilege entitles the Holder of each Right, other than J. Chaus, to receive, upon payment of the Subscription Price for each share subscribed for, 5.464751 shares of Common Stock. The Basic Subscription Privilege entitles J. Chaus to receive, upon payment of the Subscription Price for each share subscribed for, 5.181105 shares of Common Stock. No interest will be paid on funds delivered in connection with the payment of the Subscription Price. If any shares of Common Stock offered hereby are not purchased pursuant to the Basic Subscription Privilege (such shares, in aggregate, are sometimes hereinafter referred to as the "Excess Shares"), any Holder who elects to exercise in full his, her or its Basic Subscription Privilege may also subscribe at the Subscription Price for additional Underlying Shares available as a result of unexercised Rights, if any (the "Oversubscription Privilege"). If an insufficient number of Underlying Shares are available to satisfy fully all exercises of the Oversubscription Privilege, after reserving a sufficient number of shares to fulfill subscriptions for exercises by Holders pursuant to the Basic Subscription Privilege, the available Underlying Shares will be prorated among Holders who exercise their Oversubscription Privilege in proportion to the respective numbers of Rights exercised by such Holders pursuant to the Basic Subscription Privilege. Certificates representing shares of the Common Stock purchased pursuant to the Basic Subscription Privilege will be mailed as soon as practicable after the subscriptions have been accepted by the Subscription Agent to Holders not participating in the Oversubscription Privilege. Certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege and Oversubscription Privilege will be mailed as soon as practicable after the Expiration Date. The Company will notify a Holder exercising the Oversubscription Privilege promptly after the Expiration Date of the number of Excess Shares available to such Holder for oversubscription. If a proration of the Excess Shares results in a Holder's receiving fewer shares of Common Stock than the Holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that Holder as the Subscription Price for shares not issued will be returned by mail to subscribers as soon as practicable after the Expiration Date, without interest or deduction.




PURCHASE COMMITMENT

                  Subject to the terms and conditions of the Purchase Agreement, J. Chaus has agreed to subscribe and purchase 6,988,635 shares of Common Stock (the "J. Chaus Shares") issuable upon exercise of the Rights, for an aggregate purchase price of $10.0 million (the "Purchase Commitment"). See "The Company," "The Restructuring" and "Risk Factors--Control by Principal Stockholder." The rights and obligations of the Company and J. Chaus under the Purchase Agreement are subject to certain customary conditions, including approval by the Company's stockholders, and the absence of any litigation or governmental action challenging or seeking to enjoin the Rights Offering or the Purchase Agreement, which in the sole judgment of the Company makes it inadvisable to proceed with the Rights Offering or the Purchase Commitment.

STANDBY COMMITMENT


                  J. Chaus has agreed, subject to the terms and conditions of the Purchase Agreement, that in the event that at least 1,747,160 shares of Common Stock offered hereby (the "Standby Shares") are not purchased by Holders, other than Ms. Chaus (or purchases by the other directors of the Company in excess of $100,000 in the aggregate), pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, she will purchase the unsubscribed portion of the Standby Shares for an aggregate purchase price of up to $2.5 million (the "Standby Commitment"). The rights and obligations of the Company and J. Chaus under the Purchase Agreement are subject to certain customary conditions, including approval by the Company's stockholders, and the absence of any litigation or governmental action challenging or seeking to enjoin the Rights Offering or the Purchase Agreement which in the sole judgment of the Company, makes it inadvisable to proceed with the Rights Offering or the Purchase Agreement. On December 8, 1997, at the Company's Annual Meeting of Stockholders, the Company's stockholders approved the transactions contemplated by the Purchase Agreement. See "The Company,"
"The Restructuring" and "Risk Factors--Control by Principal Stockholder."

                  In addition to the Purchase Commitment and the Standby Commitment of Ms. Chaus, the other members of the Board of Directors of the Company have advised the Company that they intend to subscribe for their full Basic Subscription Privilege pursuant to the Rights Offering, and also to exercise their Oversubscription Privilege in an aggregate amount, inclusive of their Basic Subscription Privilege, of $600,000 of Common Stock.


DETERMINATION OF SUBSCRIPTION PRICE

                  The Subscription Price was determined by the Company and management, and was unanimously approved by the disinterested members of the Company's Board of Directors. The Company's objective in establishing the Subscription Price was to establish a fair price level for the shares, raise the targeted proceeds, and provide all of the Company's stockholders with a reasonable opportunity to make an additional investment in the Company and minimalize the involuntary dilution of their ownership and voting percentage in the Company. The Restructuring, including, without limitation, the Rights Offering, was unanimously approved by the disinterested members of the Company's Board of Directors.

                  In approving the Subscription Price, the Board of Directors considered such factors as the projected value of the Company after giving effect to the Restructuring, alternatives available to the Company for raising capital, the market price of the Common Stock, the pro rata nature of the offering, pricing of similar transactions, the business prospects for the Company and the general condition of the securities markets. There can be no assurance, however, that the market price of the Common Stock will not decline during the subscription period or that, following the issuance of the Rights and of the Underlying Shares upon exercise of Rights, a subscribing Holder will be able to sell the Rights or sell the Underlying Shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price.

SUBSCRIPTION PRICE

                  The Subscription Price is $1.4309 in cash per share of Common Stock subscribed for pursuant to the Basic Subscription Privilege, the Oversubscription Privilege, the Purchase Commitment or the Standby Commitment.

EXERCISE OF RIGHTS


                  Rights may be exercised by a Holder, by delivering to the Subscription Agent, at or prior to the Expiration Date, the properly completed and executed Subscription Documents evidencing those Rights, with any required signature guarantees, together with payment in full of the Subscription Price for each share of the Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Such payment must be made by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic, or express money order payable to ChaseMellon Shareholder Services, L.L.C., as Subscription Agent, or (b) wire transfer of same day funds to the account maintained by the Subscription Agent for such purpose at The Chase Manhattan Bank, New York, NY, ABA No. 021000021, Attention: ChaseMellon Shareholder Services Reorg. Account: 323-213057 (Bernard Chaus, Inc.) Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) the clearance of any uncertified check, (ii) the receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order or (iii) the receipt of good funds in the Subscription Agent's account designated above. HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY UNCERTIFIED PERSONAL CHECK SHOULD NOTE THAT SUCH A CHECK MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR
AND ARE URGED TO MAKE

PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

   The addresses to which the Subscription Documents and payment of the Subscription Price should be delivered are:


   By Mail:       ChaseMellon Shareholder Services, L.L.C.
                  Reorganization Department
                  P.O. Box 3301
                  South Hackensack, New Jersey 07606

   By Hand:       ChaseMellon Shareholder Services, L.L.C.
                  Reorganization Department
                  120 Broadway, 13th Floor
                  New York, New York  10271

   By Overnight
   Delivery:      ChaseMellon Shareholder Services, L.L.C
                  Reorganization Department
                  85 Challenger Road - Mail Drop - Reorg
                  Ridgefield Park, NJ 07660



If a Rights Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Documents evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

         1. such Holder has caused payment in full of the Subscription Price for each share of the Common Stock being subscribed for pursuant to the Basic Subscription Privilege and Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;


         2. the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Bernard Chaus, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Documents and this Prospectus, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealer, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights Holder, the number of Rights represented by the Subscription Documents held by such exercising Rights Holder, the number of shares of the Common Stock being subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Documents evidencing such Rights within three trading days following the date of the Notice of Guaranteed Delivery; and

         3. the properly completed Subscription Documents evidencing the Rights being exercised, with any required signatures guaranteed, are received by the Subscription Agent within three trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Documents at the addresses set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (facsimile no. (201) 329-8936) confirmed by telephone (telephone no. (201) 296-4860). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent.


                  Funds received in payment of the Subscription Price for shares of Common Stock subscribed for pursuant to the Rights will be held in a segregated account pending issuance of such shares.

                  Unless a Subscription Document (i) provides that the shares of the Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights, or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Document must be guaranteed by a commercial bank, trust company, securities broker or dealer, credit union, savings association or other eligible guarantor institution which is a member of or a participant in a signature guarantee program acceptable to the Subscription Agent.


                  Holders who hold shares of the Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Right should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment.


                  If an exercising Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Holder indicates are being exercised, then the Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate payment delivered by the Holder and, to the extent that the aggregate payment delivered by the Holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription Document delivered by the Holder (such excess being the "Subscription Excess"), the Holder will be deemed to have exercised the Oversubscription Privilege to purchase, to the extent available, that number of whole Excess Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price. Any amount remaining after application of the foregoing procedures shall be returned to the Holder promptly by mail without interest or deduction.


                  The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION DOCUMENTS TO THE COMPANY.

                  THE METHOD OF DELIVERY OF SUBSCRIPTION DOCUMENTS AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH SUBSCRIPTION DOCUMENTS AND PAYMENTS ARE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.


                  All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give notification.


                  The Company will pay the fees and expenses of the Subscription Agent.


                  Any questions or requests for assistance concerning the method of exercising Rights or subscribing pursuant to the Oversubscription Privilege or requests for additional copies of this Prospectus or the Notice of Guaranteed Delivery should be directed to the Information Agent, ChaseMellon Shareholder Services, L.L.C., at its address set forth under "Information Agent."

INFORMATION AGENT

                  The Company has appointed ChaseMellon Shareholder Services, L.L.C. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and numbers below:

         Address:                      ChaseMellon Shareholder Services, L.L.C.
                                       Information Agent
                                       450 West 33rd Street, 15th Floor
                                       New York, New York 10001

         Telephone Number:             (800) 414-2879


                  The Company will pay the fees and expenses of the Information Agent and has agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Rights Offering.

METHOD OF TRANSFERRING RIGHTS

                  Rights may be purchased or sold through usual investment channels, including banks and brokers. If the Rights are traded on the NYSE, it is anticipated that the Rights will be traded on the NYSE until the close of business on the last day prior the Expiration Date. There has, however, been no prior trading on the Rights, and no assurance can be given that a trading market in the Rights will develop, or if a market develops, that the market will remain available throughout the subscription period. Although the Company intends to identify broker-dealers who will make a market in the Rights, there can be no assurance that a trading market for the Rights will develop or, if such a market develops, as to how long it will continue.

                  The Rights evidenced by a single Subscription Certificate may be transferred (other than those distributed to Ms. Chaus), in whole or in part, by endorsing the Subscription Certificate for transfer in accordance with the instructions included thereon. No fraction of an individual Right shall be transferable (e.g. a Holder may not seek to transfer a portion of a Right by selling the right to acquire 3 shares and retaining the right to acquire 2.46 shares). However, a portion of the Rights evidenced by a single Subscription Certificate may be transferred (other than those distributed to Ms. Chaus) by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee. A signature guarantee must be provided by an Eligible Institution.

                  The Rights (other than those distributed to Ms. Chaus) evidenced by a Subscription Certificate also may be sold, in whole or in part, through the Subscription Agent by delivering to the Subscription Agent such Subscription Certificate properly executed for sale by the Subscription Agent. If only a portion of the Rights evidenced by a single Subscription Certificate is to be sold by the Subscription Agent, such Subscription Certificate must be accompanied by instructions setting forth the action to be taken with respect to the Rights that are not to be sold. If the Rights can be sold, sales of such Rights will be deemed to have been effected at the weighted average price received by the Subscription Agent for all Rights sold by it on the day such Rights are sold, less any applicable brokerage commissions, taxes and other direct expenses of sale. Promptly following the settlement of any such sale, the Subscription Agent will send the Holder a check for the net proceeds (after deduction of any applicable brokerage commissions, taxes and other direct expenses of the sale) from the sale of any Rights sold. Orders to sell Rights must be received by the Subscription Agent prior to 11:00 a.m., New York City time, on the third NYSE trading day preceding the Expiration Date. If less than all sales orders received by the Subscription Agent can be filled, sales proceeds will be prorated among the Holders based upon the number of Rights each Holder has instructed the Subscription Agent to sell during such period, irrespective of when during such period the instructions are received by the Subscription Agent. The Subscription Agent's obligation to execute orders for the sale of Rights is subject to its ability to find buyers. Any Rights that cannot be sold by the Subscription Agent by 5:00 p.m., New York City time, on the third NYSE trading day preceding the Expiration Date, will be returned promptly by mail to the Holder.

                  Holders (other than Ms. Chaus) wishing to transfer all or a portion of their Rights should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and
(iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.


                  A new Subscription Certificate will be issued to a submitting Holder (other than Ms. Chaus), or to any designated transferee, upon the partial exercise or sale of Rights only if the Subscription Agent receives a properly endorsed Subscription Certificate no later than 5:00 p.m., New York City time, on the third day prior to the Expiration Date. After such time and date, no new Subscription Certificates will be issued. Accordingly, after such time and date a Holder exercising less than all of its Rights will lose the power to sell or exercise its remaining Rights. A new Subscription Certificate will be sent by first class mail to the submitting Holder, or to any designated transferee, only if the Subscription Agent receives the properly completed Subscription Certificate by 5:00 p.m., New York City time, on the third day prior to the Expiration Date. Unless the submitting Holder makes other arrangements with the Subscription Agent, a new Subscription Certificate issued after 5:00 p.m., New York City time, on the third day prior to the Expiration Date, will be held for pickup by the submitting Holder, or the designated transferee, at the Subscription Agent's hand delivery address provided above. All deliveries of newly issued Subscription Certificates will be at the risk of the submitting Holder, or the designated transferee.


                  Except for the fees charged by the Subscription Agent (which will be paid by the Company as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

FOREIGN AND CERTAIN OTHER STOCKHOLDERS


                  Subscription Certificates will not be mailed to Holders or to any subsequent transferees of any Subscription Certificates whose addresses are outside the United States or who have APO or FPO addresses, but will be held by the Subscription Agent for such Holders' accounts. To exercise or sell their Rights, such Holders must notify the Subscription Agent prior to 11:00 a.m., New York City time, on the third NYSE trading day prior to the Expiration Date, at which time (if no contrary instructions have been received) the Rights represented thereby will be sold, subject to the Subscription Agent's ability to find a purchaser. Any such sales will be at prevailing market prices. See "--Method of Transferring Rights." If the Rights can be sold, a check for the proceeds from the sale of any Rights, less any applicable brokerage commissions, taxes and other expenses, will be remitted to such Holders by mail. The proceeds, if any, resulting from sales of Rights of Holders whose addresses are not known by the Subscription Agent or to whom delivery cannot be made will be held by the Subscription Agent in a non-interest bearing account. Any amount remaining unclaimed on the second anniversary of the Expiration Date will be turned over by the Subscription Agent to the Company and, after such date, any person claiming such proceeds as an unsecured general creditor of the Company, shall be entitled to look only to the Company for payment thereof. The Rights of such Holders expire at the Expiration Date.


NO REVOCATION


                  ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED UNLESS THE COMPANY FILES A POST-EFFECTIVE AMENDMENT TO ITS REGISTRATION STATEMENT RELATED TO THE RIGHTS OFFERING THAT INCLUDES A MATERIAL AMENDMENT. IN WHICH CASE A HOLDER WILL HAVE A REASONABLE PERIOD OF TIME (AT LEAST TEN (10) NYSE TRADING DAYS) TO EVALUATE THE MATERIAL AMENDMENT AND TO REVOKE THE EXERCISE OF THEIR RIGHTS, IF DESIRED.


CONDITIONS TO THE RIGHTS OFFERING


                  The issuance of shares pursuant to the Rights Offering is subject to the following conditions: (i) the approval by the Company's stockholders at the December 8, 1997 Annual Meeting of Stockholders of the Company of the (a) Stock Split, (b) issuance of 10,510,910 shares of Common Stock by the Company to J. Chaus in connection with the Conversion Commitment,
(c) the sale by the Company of 6,988,635 shares to J. Chaus in connection with the Purchase Commitment, and (d) the sale by the Company of up to 1,747,160 shares to J. Chaus in connection with the Standby Commitment; and (ii) the absence of any litigation or governmental action challenging or seeking to enjoin the Rights Offering which in the sole judgment of the Company makes it inadvisable to proceed with the Rights Offering. On December 8, 1997, at the Company's Annual Meeting of Stockholders, the Company's stockholders approved the matters described under clause (i) above.

SHARES OF THE COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING; PERCENTAGE OWNERSHIP BY J. CHAUS AND OTHER HOLDERS

                  Based on 2,627,727 the number of shares outstanding on the date of this Prospectus, and giving effect to the issuance of the Conversion Shares to J. Chaus, if the Rights Offering is fully subscribed for, the Company will have approximately 27,115,907 shares outstanding. If no shares are subscribed for pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, other than shares purchased by J. Chaus and the other directors of the Company, then based on 2,627,727 the number of shares outstanding on the date of this Prospectus, giving effect to the issuance of the Conversion Shares to J. Chaus, the Company will have approximately 22,223,863 shares outstanding.

                  The following table shows the shares of Common Stock to be outstanding (without giving effect to stock options) and the change in percentage ownership at various stages of the Restructuring:

-------------------------------------------------------------------------------
                                  Josephine    Other Directors       Other
                                    Chaus      of the Company       Holders
-------------------------------------------------------------------------------
                                Shares     %    Shares      %    Shares     %
-------------------------------------------------------------------------------
Pre-Stock Split              13,488,700  51.3    33,000     *   12,755,574 48.7
-------------------------------------------------------------------------------
Post-Stock Split              1,348,870  51.3     3,300     *    1,275,557 48.7
-------------------------------------------------------------------------------
Post-Stock Split (after
the Conversion Commitment
by Ms. Chaus but before the
remainder of the Rights
Offering)                    11,859,780  90.3     3,300     *    1,275,557  9.7
-------------------------------------------------------------------------------
Post-Rights Offering
(assuming only Ms. Chaus
and the Company's other
directors participate)       20,525,689  92.4   422,617    1.9   1,275,557  5.7
-------------------------------------------------------------------------------
Post-Rights Offering
(assuming full participation
by all Holders of the        18,848,415  69.5    21,334     *    8,246,158 30.4
Company)
-------------------------------------------------------------------------------
* Less than 1%

                  Therefore, upon completion of the Restructuring, the Company will have between 22,223,863 and 27,115,907 shares of Common Stock outstanding and Ms. Chaus's ownership will be as much as 92.4% or as little as 69.5%.

                  The following is an example of how the Stock Split and the Rights Offering would affect a typical Holder's shares of Common Stock: If a Holder owns 10,000 shares of Common Stock prior to the Stock Split, the Holder will own 1,000 shares of Common Stock after the Stock Split. A Holder owning 1,000 shares of Common Stock on the Record Date will receive 1,000 rights, each of which will entitle the Holder to subscribe for and purchase 5.464751 shares of Common Stock for a price of $1.4309 per share pursuant to the Basic Subscription Privilege. Therefore, the Holder of 1,000 Rights will be entitled to purchase 5,465 additional shares of Common Stock in the Rights Offering at the Subscription Price, or $7,819.87 in the aggregate. If the Rights are fully subscribed by such Holder, he or she would own an aggregate of 6,465 shares of Common Stock. Each Holder purchasing all of the shares of Common Stock available to it pursuant to the Basic Subscription Privilege may purchase, pursuant to the Oversubscription Privilege, the number of Excess Shares specified by the Holder in the Subscription Documents, subject to proration.


AMENDMENT, EXTENSION AND TERMINATION

                  The Company reserves the right to extend the Expiration Date and to amend the terms and conditions of the Rights Offering at the Board of Director's discretion. In addition, the Rights Offering will terminate if the conditions to the Rights Offering have not been satisfied on or prior to the Expiration Date. If the Company makes a Material Amendment to the terms of the Rights Offering, the Registration Statement of which this Prospectus forms a part, will be amended, and a new definitive Prospectus will be distributed to all Rights Holders who have previously exercised Rights and to holders of record of unexercised Rights on the date the Company amends such terms. In addition, all holders who have previously exercised Rights, or who exercise Rights within four (4) business days after the mailing of the new definitive Prospectus, will be provided with a form of Revocation of Rights Exercise, on which such Rights Holders can revoke their exercise of Rights and their subscriptions under the terms of the Rights Offering as amended by the Company. Any Rights Holder who has previously exercised any Rights, or who exercises Rights within four (4) business days after the mailing of the new definitive Prospectus, and who does not revoke its exercise within ten (10) business days after the mailing of such Revocation by the Company will be deemed not to have canceled such Rights Holder's exercise of Rights. If any exercise of Rights is so revoked, the full amount of the Subscription Price theretofore paid by such Rights Holder will be returned promptly after the Expiration Date by mail, without any interest earned on such funds. Any completed Subscription Certificate received by the Subscription Agent five (5) or more business days after the date of the amendment will be deemed to constitute the consent of the Rights Holder who completed such Subscription Certificate to the amended terms.


                  The Company reserves the right at any time prior to delivery of the shares of Common Stock purchased in the Rights Offering to terminate the Rights Offering if the conditions of the Rights Offering have not been satisfied on or prior to the Expiration Date. Such termination would be effected by the Company by giving oral or written notice of such termination to the Subscription Agent and making a public announcement thereof. If the Rights Offering is so terminated, the Subscription Price will be returned promptly after the Expiration Date by mail, without any interest earned on such funds. Neither the Company nor any selling Rights Holder will have any obligation to a purchaser of Rights, whether such purchase was made through the Subscription Agent or otherwise, in the event the Rights Offering is terminated.

SHARES NOT PURCHASED IN THE RIGHTS OFFERING

                  Any shares of Common Stock remaining after exercise of the Basic Subscription Privilege and the Oversubscription Privilege will be retained by the Company and will not be offered to the public.

STATE AND FOREIGN SECURITIES LAWS

                  The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of the Common Stock from Rights Holders who are residents of any such state or other jurisdiction. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions or to qualify the Common Stock in any state or other jurisdiction, in which event Rights Holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.

NO BOARD RECOMMENDATION

                  An investment in the Common Stock must be made pursuant to each Rights Holder's or prospective investor's evaluation of his, her or its best interests. Accordingly, the Board of Directors of the Company makes no recommendation to any Rights Holder or prospective investor regarding the exercise of Rights.

FEDERAL INCOME TAX CONSEQUENCES

                  The following summary of federal income tax consequences is for general information only and is based upon the Internal Revenue Code of 1986, as amended to date (the "Code"), the regulations promulgated or proposed thereunder, the position of the Internal Revenue Service (the "Service") set forth in published revenue rulings, revenue procedures and other announcements and court decisions as in effect on the date of this Prospectus. No assurance can be given that future legislative or administrative actions or decisions will not result in changes in the law which would result in significant modifications to the following discussion. The following summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, and without limitation, banks, dealers in securities, life insurance companies, tax exempt organizations and foreign taxpayers), and does not discuss any aspect of state, local or foreign tax laws. The following discussion is limited to Holders who will hold the Rights, and any shares of the Common Stock received therefor upon exercise thereof, as capital assets (i.e., generally, for investment).

                  Receipt of Rights. Under Section 305 of the Code, a Holder should not recognize income for federal income tax purposes by reason of the receipt of a Right, and the Company intends to so treat the distribution of Rights as a nontaxable distribution.

                  Basis and Holding Period of the Rights. A Holder's basis in the Rights received as a distribution on such Holder's shares of Common Stock will be zero, unless either (i) the fair market value of the Rights on the date of issuance is 15% or more of the fair market value (on the date of issuance) of the shares of the Common Stock with respect to which they are received or
(ii) the holder of Common Stock irrevocably elects, in his, her or its federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of its shares of the Common Stock to the Rights. If the conditions set forth in either (i) or (ii) above are satisfied, then upon exercise of the Rights or sale of the Rights, the Holder's basis in its shares of Common Stock will be allocated between the shares of Common Stock and the Rights in proportion to the fair market values of each on the date of issuance. The holding period of the Rights received by a Holder as a distribution on such Holder's shares of the Common Stock will include the Holder's holding period (as of the date of issuance) for the shares of the Common Stock with respect to which Rights were issued.

                  Lapse of Rights. Holders who allow the Rights received by them at the Issuance to lapse will not recognize any gain or loss, because such Holders will not be permitted to allocate any portion of the basis in their Common Stock to such Rights.

                  Exercise of the Rights; Basis and Holding Period of Shares of Common Stock. Holders of the Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the shares of the Common Stock acquired through exercise of the Rights generally will be equal to the sum of the Subscription Price paid therefor and the Holder's basis in such Rights (if any). The holding period for the shares of the Common Stock acquired through exercise of the Rights will begin on the date such Rights are exercised.

                  Disposition of Rights or Common Stock. The sale or other disposition of the Rights or Common Stock acquired on exercise of a Right will result in the recognition of capital gain or loss by the Holder in an amount equal to the difference between the amount realized and the Holder's basis in such Rights (if any) or Common Stock, as the case may be. Capital gain recognized by a noncorporate Holder will be subject to a reduced rate of tax if the holding period of the Rights or Common Stock sold or disposed of is greater than twelve months and will be subject to a further reduced rate of tax if the holding period for such Rights or Common Stock is greater than eighteen months. Capital gains recognized by corporations currently are subject to tax at the same rate as ordinary income.

                  THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER OF RIGHTS AND COMMON STOCK SHOULD CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF THE RIGHTS AND COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND INCOME TAX LAWS.

INFORMATION AVAILABLE

                  Any questions or requests for assistance concerning the method of exercising Rights or additional copies of the Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Company at the telephone number and address below.

              Bernard Chaus, Inc.
              Attention: Barton Heminover, Vice President--Corporate Controller 1410 Broadway
              New York, New York  10018
              (212) 354-1280

                               THE RESTRUCTURING

                  Management of the Company believes that the initiatives it has implemented over the last two fiscal years have begun to positively impact consumer acceptance of its Chaus products. During the last three fiscal quarters, the Company has benefitted from significant improvement in the sell-through rate of its core Chaus products to its retail customers. In order to take advantage of this favorable trend, improve its balance sheet, infuse capital into the Company, reduce interest and operating expenses and increase working capital, management of the Company has formulated a restructuring program, which was announced in June 1997. In September 1997, the disinterested members of the Board of Directors of the Company unanimously approved the Restructuring pursuant to which:

                  (i) the Company will seek to raise up to $20.0 million, but not less than $12.5 million, of equity through the Rights Offering;


                  (ii) approximately $40.6 million of the Company's indebtedness to Ms. Chaus, consisting of $28.1 million of existing subordinated indebtedness (including accrued interest through January 23, 1998) and $12.5 million of indebtedness which will be owed to J. Chaus will be converted into Common Stock of the Company;


                  (iii) the New Financing Agreement was entered into with BNYF, the Company's current working capital lender, on October 10, 1997; and

                  (iv)     the Company will implement the Stock Split.


                  Consummation of the Restructuring is subject to: (i) the approval by the Company's stockholders at the December 8, 1997 Annual Meeting of Stockholders of the Company of (a) the Stock Split, (b) the issuance of 10,510,910 shares of Common Stock of the Company to J. Chaus in connection with the Conversion Commitment, (c) the sale by the Company of 6,988,635 shares to
J. Chaus in connection with the Purchase Commitment, and (d) the sale by the Company of up to 1,747,160 shares to J. Chaus in connection with the Standby Commitment; and (ii) the absence of any litigation or other governmental action challenging or seeking to enjoin the Rights Offering which in the sole judgment of the Company makes it inadvisable to proceed with the Rights Offering. Accordingly, until such conditions are satisfied, there can be no assurance that the Restructuring will be consummated. On December 8, 1997, at the Company's Annual Meeting of Stockholders, the Company's stockholders approved the matters described under clause (i) above. It is presently contemplated that the Restructuring will be consummated by January 31, 1998.

                  Although there can be no assurance, the Company believes that if the Restructuring is consummated and, it achieves its PFI, the Company will have sufficient cash flow and credit availability to meet its needs for the foreseeable future. See "Projected Financial Information."


UNDERTAKINGS BY J. CHAUS

                  Over the past several years, Ms. Chaus has provided the Company with substantial credit support, as well as other support. Commencing in fiscal 1994, the Company required availability under its working capital credit line with BNYF in excess of the amount available under its borrowing base formula. To assist the Company, J. Chaus agreed to provide the Company with credit support in the form of a letter of credit (the "Letter of Credit"). The Letter of Credit which was in the amount of $3.0 million was subsequently extended and increased to $5.0 million, $7.2 million, and $10.0 million. Each time J. Chaus agreed to increase the amount of the Letter of Credit, BNYF increased the Company's availability under its working capital line. As additional credit support, Ms. Chaus also personally guaranteed, and fully collateralized, $12.5 million of the Company's indebtedness to BNYF.

                  In September 1994, Ms. Chaus loaned the Company $7.2 million in exchange for demand notes bearing interest at 12%. Proceeds of such cash infusion were used for costs and associated expenses related to the signing of the Company's new Chief Executive Officer. In order to provide additional equity to the Company, enhance the Company's balance sheet, and to accommodate BNYF, Ms. Chaus agreed to exchange such demand notes into Common Stock of the Company. Upon stockholder approval Ms. Chaus exchanged such demand notes for 1,914,500 shares of Common Stock. Ms. Chaus also agreed, in connection with the Company's November 1995 public offering, to extend the maturity date of approximately $23.6 million of subordinated promissory notes from July 1, 1996 to July 1, 1998.


                  As part of the Restructuring, Ms. Chaus will once again provide the Company with credit support by (i) converting (a) $28.1 million of existing subordinated indebtedness (including accrued interest through January 23, 1998), and (b) $12.5 million of indebtedness to be owed to Ms. Chaus upon her assumption of such amount of Bank Debt pursuant to the BNYF - J. Chaus Loan, ($40.6 million as of January 23, 1998) into equity, (ii) committing to subscribe, pursuant to the Rights Offering for $10.0 million Common Stock, and
(iii) committing to subscribe for up to an additional $2.5 million of Common Stock, if and to the extent that the Company's other stockholders do not purchase at least that amount of stock in the Rights Offering.



                  Due to the fact that the total Company value (as estimated by the Company's management and approved by the disinterested members of the Company's Board of Directors) is less than the amount of the Company's indebtedness owed or to be owed to BNYF and Ms. Chaus, the holders of the Company's Common Stock, other than Ms. Chaus, are not legally entitled to any portion of the Company's net equity value after giving effect to the Restructuring. Nevertheless, Ms. Chaus has agreed to allow such holders the right to retain their interests in the Company (subject to dilution), and afford them the opportunity to participate in the Rights Offering. See "Prospectus Summary--Background; Reasons for the Rights Offering; Prospects."


THE RIGHTS OFFERING

                  The Company will seek to raise up to $20.0 million, but not less than $12.5 million, of equity through the Rights Offering. See "The Rights Offering."

EXCHANGE OF THE COMPANY'S INDEBTEDNESS OWED TO MS. CHAUS FOR EQUITY SECURITIES


                  Pursuant to the terms of the Restructuring, subject to stockholder approval, approximately $40.6 million of the Company's indebtedness to Ms. Chaus consisting of $28.1 million of existing subordinated indebtedness (including accrued interest through January 23, 1998) and $12.5 million of indebtedness which will be owed to Ms. Chaus after the Subrogated Loan (as defined below) is extended by her, will be converted into 10,510,910 shares of Common Stock of the Company.


RESTRUCTURING OF BANK DEBT

                  The senior secured bank debt owing to BNYF by the Company, as of September 30, 1997 (the "Bank Debt") consists of approximately (i) $57.5 million in respect of direct borrowings, and (ii) $17.5 million in respect of letters of credit.

                  In the Restructuring, the $57.5 million in respect of direct borrowings by the Company has been and will be refinanced as follows:(i) $15.0 million has been refinanced by BNYF pursuant to the terms of the New Term Loan;
(ii) approximately $20.0 has been refinanced under the terms of the New Revolving Facility; (iii) $12.5 million in respect of borrowings previously guaranteed by Ms. Chaus will be satisfied in full out of proceeds from a loan made by BNYF to Ms. Chaus (the "BNYF-J. Chaus Loan"), and Ms. Chaus will become subrogated to the rights of BNYF with respect to such loan amount (the "Subrogated Loan") until the Subrogated Loan is exchanged for equity, as set forth above; and (iv) $10.0 million will be satisfied in full out of proceeds received from the Rights Offering pursuant to the Purchase Commitment.

                  Under the terms of the Restructuring, approximately $17.5 million of Bank Debt owing to BNYF in respect of letters of credit has been refinanced by BNYF pursuant to the terms of the New Financing Agreement.

                  The approximately $75.0 million of Bank Debt that has been refinanced as part of the Restructuring, has been refinanced under two facilities that are part of the New Financing Agreement: (i) the New Revolving Facility which is a $66.0 million five-year revolving credit line with a $20.0 million sublimit for letters of credit, and (ii) the New Term Loan which is a $15.0 million term loan facility. Each facility matures on December 31, 2002. The Company's obligations under the New Financing Agreement are secured by a first priority lien on substantially all of the Company's assets, including the Company's accounts receivable, inventory and trademarks.


                  BNYF's existing warrants to purchase 125,000 shares of Common Stock (the "Existing BNYF Warrants") were extinguished, and BNYF received new warrants (the "New BNYF Warrants") to purchase (i) 375,000 shares of the Company's Common Stock, with an exercise price of $1.0625 per share, the closing price per share of the Common Stock on June 26, 1997, the date on which BNYF and the Company executed a commitment letter (the "Commitment Letter") describing the terms and conditions of the Restructuring, and (ii) 125,000 shares of the Company's Common Stock, with an exercise price equal to the thirty day average trading price on the NYSE of the Company's Common Stock beginning on the date of the consummation of the Rights Offering.


                  The New Financing Agreement amends certain provisions of the Old Bank Debt Agreement and provides for maximum availability of $81.0 million, and overadvances of up to $12.8 million. The New Financing Agreement also amends certain financial covenants contained in the Old Bank Debt Agreement. The New Financing Agreement provides for certain additional events of default, among which are the default by Ms. Chaus under the Bank Debt Put (as defined below), and the failure by the Company to close all of its retail outlets by the end of January 1998.

                  As an inducement to BNYF to enter into the New Financing Agreement, Ms. Chaus has agreed with BNYF that she will purchase, at the option of BNYF, a $2.5 million junior participation in the New Financing Agreement between the Company and BNYF, in the event that (i) an event of default occurs under the New Financing Agreement prior to May 15, 1998, or (ii) the Rights Offering is not consummated prior to May 15, 1998 (the "Bank Debt Put").

RESTRUCTURING OF CREDIT SUPPORT PROVIDED BY MS. CHAUS

                  On October 10, 1997, in substitution for the $12.5 Million Guarantee (as defined below) previously provided by Ms. Chaus, she entered into a deposit letter (the "October Deposit Letter") pursuant to which she provided $12.5 million in cash collateral to secure the Bank Debt. The cash collateral was provided from the proceeds of the BNYF--J. Chaus Loan. Immediately prior to the consummation of the Rights Offering, and subject to the other conditions to the Restructuring being satisfied, the $12.5 million in cash collateral will be released and used to retire $12.5 million of the Bank Debt. As a result of such repayment, the Company will become indebted to Ms. Chaus for $12.5 million. Pursuant to the terms of the Subrogated Loan, as described above, the Subrogated Loan will, immediately thereafter, be exchanged by Ms. Chaus for shares of Common Stock of the Company.

                  Ms. Chaus previously entered into a deposit letter dated July 23, 1997 (the "July Deposit Letter") pursuant to which she provided $10.0 million in cash collateral to secure the Bank Debt in substitution for the letter of credit previously provided by her. The July Deposit Letter was amended on October 10, 1997 to provide that the $10.0 million in cash collateral shall be held as collateral to secure indebtedness under the New Financing Agreement. Immediately prior to the consummation of the Rights Offering, and subject to the other conditions of the Restructuring being satisfied, such collateral will be released and used by Ms. Chaus to purchase shares of Common Stock issuable to her upon the exercise of the Rights, in satisfaction of her Purchase Commitment in connection with the Rights Offering. The Company will use the proceeds from the Purchase Commitment to retire $10.0 million of Bank Debt.

                  Pursuant to the New Financing Agreement, in the event that the Rights Offering is not consummated by May 15, 1998, the cash collateral held under the October Deposit Letter and the July Deposit Letter shall be applied by BNYF to retire $22.5 million of the Bank Debt.

WARRANTS AND OPTIONS

                  In connection with the Restructuring, (i) Andrew Grossman, the Company's Chief Executive Officer, has agreed in principle to relinquish all of his rights to his existing options, to the extent that they have not been exercised prior to the consummation of the Restructuring, and (ii) Ms. Chaus has agreed in principle to relinquish all of her rights to her existing warrants, to the extent that they have not been exercised prior to the consummation of the Restructuring.

                  The Company currently intends that employees holding options will be offered the right to exchange such options for new options.


OTHER CREDITORS OF THE COMPANY AND OTHER MATTERS IN CONNECTION WITH
RESTRUCTURING

                  Under the proposed Restructuring, the Company's existing trade claims, which are primarily held by the Company's customers and vendors, would be unaffected.

                  The Company and Mr. Grossman are currently negotiating amendments to his employment agreement and it is anticipated that a restated and amended employment agreement will be executed in the near term. It is expected that such amendments will, among other things, include a cash bonus based upon the Company's performance, the grant of new stock options in substitution for his existing stock options, and the waiver by Mr. Grossman of his entitlement to five percent (5%) of the Company's annual net profits, as currently provided in his employment agreement.

                                USE OF PROCEEDS

                  The net proceeds from the Rights Offering are expected to be between $12.0 million (if the only subscriptions are pursuant to the Purchase Commitment and the Standby Commitment) and $19.5 million (if all Rights offered hereby are fully subscribed), after payment of fees and expenses (exclusive of fees and expenses of the Restructuring which do not relate to the Rights Offering). See "Management's Discussion and Analysis of Financial Condition and Results of Operations." All of the net proceeds will be used to retire a portion of the Bank Debt owed to BNYF. The Bank Debt borrowed pursuant to the Old Bank Debt Agreement had a maturity date of February 20, 1999, and has been refinanced under the New Financing Agreement. See "The Restructuring." Interest on the Bank Debt accrued at a rate of .5% above the prime rate.


                         DESCRIPTION OF CAPITAL STOCK

                  The Company is authorized to issue 50,000,000 shares of Common Stock. As of October 6, 1997, 2,627,727 shares of Common Stock were outstanding. In addition, 4,936,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding warrants and options. In connection with the Restructuring, (i) Andrew Grossman, the Company's Chief Executive Officer, has agreed in principle to relinquish all of his rights to his existing options, to the extent that they have not been exercised prior to the consummation of the Restructuring, and (ii) Ms. Chaus has agreed in principle to relinquish all of her rights to her existing warrants, to the extent that they have not been exercised prior to the consummation of the Restructuring.

                  The Company currently intends that employees holding options will be offered the right to exchange such options for new options.


COMMON STOCK

                  Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of stockholders. Since the Common Stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all the directors of the Company and the holders of the remaining shares would not be able to elect any directors.

                  Subject to the rights of holders of any series of preferred stock that may be issued in the future, the holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a voluntary or involuntary liquidation of the Company, all stockholders are entitled to a pro rata distribution of the assets of the Company remaining after payment of claims of creditors and liquidation preferences of any preferred stock. Holders of the Common Stock have no conversion, redemption or sinking fund rights.

                  At the November 15, 1995 Annual Meeting of Stockholders, the stockholders of the Company approved an amendment to the Certificate of Incorporation (the "Amendment") to eliminate preemptive rights of holders of the Common Stock. Until the effective date of the Amendment (November 16, 1995) holders of the Common Stock had preemptive rights, subject to certain exceptions prescribed by the New York Business Corporation Law. All issuances of Common Stock subsequent to the Company's 1986 initial Public Offering and prior to the effective date of the Amendment, as well as issuances of warrants and options to purchase Common Stock, fell within one of such exceptions.


                  On September 11, 1997, the Board of Directors of the Company authorized an amendment to the Certificate of Incorporation, which was approved by the stockholders at the December 8, 1997 Annual Meeting of Stockholders of the Company, which provides that Section A of ARTICLE FOURTH of the Certificate of Incorporation is amended to read as follows:


                  "FOURTH: A. Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 51,000,000 shares, consisting of (i) 50,000,000 shares of common stock, $0.01 par value per share (hereinafter referred to as "Common Stock") and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share (hereinafter referred to as "Preferred Stock"). Upon the filing of this amendment with the office of the Secretary of State of the State of New York, each share of Common Stock of the Corporation issued at such time, shall be changed into one-tenth (0.1) of one fully paid non-assessable share of Common Stock of the Corporation. In lieu of the issuance of any fractional shares that would otherwise result from the reverse stock split effected hereby, the Corporation shall issue to any stockholder that would otherwise receive fractional shares of Common Stock one (1) additional share of Common Stock."

TRANSFER AGENT

                  The transfer agent for the Common Stock is ChaseMellon Shareholder Services, New York, New York 10001.

PREFERRED STOCK

                  The Company is authorized to issue 1,000,000 shares of preferred stock (the "Preferred Stock"). The Board of Directors is authorized to fix the relative rights and preferences of the shares of Preferred Stock, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock, and there are no agreements or understandings for the issuance of Preferred Stock. Without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

                              PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

                  The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CHS." The following table sets forth for each of the Company's fiscal periods indicated the high and low sales prices for the Common Stock as reported on the NYSE.

                                                                                HIGH                                LOW
                                                                                ----                                ---
          FISCAL 1996
                            First Quarter .............................        $6.125                             $4.750
                            Second Quarter ..........................           5.625                              3.125
                            Third Quarter ............................          5.000                              2.875
                            Fourth Quarter ...........................          4.625                              3.000

          FISCAL 1997
                            First Quarter .............................        $3.625                             $2.000
                            Second Quarter ..........................           2.875                              1.625
                            Third Quarter ............................          1.750                              0.500
                            Fourth Quarter ...........................          1.500                              0.687

          FISCAL 1998
                            First Quarter .............................        $2.250                             $0.875
                            Second Quarter (through December 2, 1997)           1.437                              0.562


                  As of September 26, 1997, the Company had approximately 1,045 stockholders of record.

                  The Company has not declared or paid cash dividends or made other distributions on its Common Stock since prior to its initial public offering of Common Stock in the 1986 Offering. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements and financial condition. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board of Directors does not expect to declare or pay any dividends in the foreseeable future. In addition, the New Financing Agreement prohibits the Company from declaring dividends or making other distributions on its capital stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources."

                                CAPITALIZATION


                  The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to give effect to (i) the Rights Offering assuming the Rights Offering is fully subscribed; (ii) the conversion of approximately $39.6 million of the Company's indebtedness to Ms. Chaus, consisting of $27.1 million of existing subordinated indebtedness and $12.5 million of indebtedness which will be owed to Ms. Chaus, into 10,510,910 shares of Common Stock; and (iii) the refinancing of the Bank Debt through the New Financing Agreement. There can be no assurance the Rights Offering will be fully subscribed. This information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources," financial statements and the notes thereto appearing elsewhere in this Prospectus.


                                                                             SEPTEMBER 30, 1997
                                                                       -------------------------------
                                                                         ACTUAL          AS ADJUSTED
                                                                       ----------      ---------------
                                                                               (IN THOUSANDS)

Short-term debt........................................................  $56,178             $9,678
Long-term debt.........................................................   27,121             14,500
Total stockholders' (deficiency) equity................................  (55,059)             4,062
Total capitalization...................................................   28,240             28,240

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                  The following table sets forth, for the years indicated, certain items expressed as a percentage of net sales.


                                                                                     QUARTER ENDED
                                            FISCAL YEAR ENDED JUNE 30,               SEPTEMBER 30,
                                            1997         1996           1995           1997          1996
                                            ----         ----           ----           ----          ----

NET SALES...........................       100.0%       100.0%         100.0%         100.0%        100.0%

GROSS PROFIT........................        21.7         13.2           17.9           24.5          26.0

SELLING, GENERAL AND                        25.6         23.5           24.7           17.1          21.4
ADMINISTRATIVE EXPENSES.............
RESTRUCTURING EXPENSES..............         1.4         --              0.7           --            --

UNUSUAL EXPENSES....................        --           --              4.6           --            --

INTEREST EXPENSE....................         5.0          3.8            3.3           (3.9)         (3.8)

NET INCOME (LOSS)...................       (10.3)       (14.3)         (15.4)           3.4           0.8

Quarter Ended September 30, 1997 Compared to Quarter Ended September 30, 1996

                   In the quarter ended September 30, 1997, net sales increased by $10.8 million or 22.6% as compared to the quarter ended September 30, 1996. This sales increase was primarily due to an increase in sales at regular and incentive prices of the Company's Chaus product lines. Units shipped increased by approximately 21.6% with a nominal increase in the average selling price.

                   In the quarter ended September 30, 1997, gross profit increased by $1.9 million as compared to the quarter ended September 30, 1996 as a result of the increase in the Company's net sales. Gross profit as a percentage of net sales decreased to 24.5% in the quarter ended September 30, 1997 from 26.0% in the comparable quarter last year primarily due to lower gross profit percentage associated with the Company's Nautica licensed product line and its retail outlet stores, partially offset by an increase in its Chaus product lines.

                   Selling, general and administrative expenses decreased by $0.2 million in the quarter ended September 30, 1997 as compared to the quarter ended September 30, 1996, primarily due to decreases in payroll and payroll related items by approximately $0.1 million, and decreases in other selling, general and administrative expenses of approximately $0.1 million. As a percentage of net sales, selling, general and administrative expenses decreased to 17.1% for the quarter ended September 30, 1997 from 21.4% for the comparable quarter ended September 30, 1996, because expenses remained relatively constant as sales increased.

                   Interest expense in the quarter ended September 30, 1996 increased $0.5 million as compared with the corresponding quarter of the prior fiscal year primarily as a result of higher average bank borrowings.


Fiscal 1997 Compared to Fiscal 1996

                  In fiscal 1997, net sales decreased by $10.5 million, or 6.1%, compared to the prior year. The decrease in net sales was due predominately to a reduction in off-price sales, and the discontinuation of dresses as a product category in March 1996. the decrease in net sales was partially offset by sales of the Company's licensed Nautica product of approximately $25.0 million, which commenced in August 1996. Sales by the Company's outlet stores decreased by $1.2 million, or 6.5%, as compared to the prior year. This decrease was due to the closing of nine outlet stores during the past two years.

                  Gross profit as a percentage of net sales was 21.7% as compared to 13.2% in the previous year. The increase in gross profit as a percentage of net sales is primarily the result of a decrease in off-price sales volume and the impact of eliminating dresses as a product category in February 1996.

                  Selling, general and administrative expenses increased by $0.8 million, to 25.6% of net sales in fiscal 1997 from 23.5% of net sales in fiscal 1996. this increase is primarily due to costs associated with the licensed Nautica product line such as payroll, advertising, sample expense, and royalty fees. The increase in such expenses was partially offset by a decrease in payroll expenses throughout other areas of the Company, and a decrease in occupancy costs. The decrease in occupancy costs was due to a decrease in occupancy costs at the corporate headquarters which resulted from a decrease in the space leased and the reduction in the number of outlet stores and the attendant leases.

                  The Company recorded a $2.3 million restructuring charge in the fourth quarter of fiscal 1997 for costs to be incurred in connection with the Restructuring, which was announced in June 1997. The costs incurred relate to the closing of the Company's outlet stores (such as professional fees, lease termination expenses, and write-off of fixed assets), in addition to professional fees and other expenses associated with the implementation of the company's proposed Restructuring. In addition, the Company recorded a $1.1 million charge to cost of goods sold related to the liquidation of the retail outlet store inventory.

Fiscal 1996 Compared to Fiscal 1995

                  In fiscal 1996, net sales decreased by $11.2 million, or 6.1%, compared to the prior year. Approximately $8.6 million is due to the decrease in dress sales as a result of the discontinuation of dresses as a product category. The sales decrease is also the result of lower sales at regular and incentive prices combined with an increase in off-price sales at deeper discounts than the prior year.

                  Sales by the Company's outlet stores decreased by $5.7 million compared to the prior year. This decrease is largely due to the closing of six outlet stores in fiscal 1996 and a decline in same-store sales of approximately $2.2 million.

                  Gross profit as a percentage of net sales was 13.2% as compared to 17.9% for the previous year. The decrease in gross profit as a percentage of net sales reflects the impact of increased off-price sales volume at deeper discounts. The Company's dress division realized a negative gross margin of $2.2 million for fiscal 1996 which adversely impacted gross profit as a percentage of net sales.

                  Selling, general and administrative expenses decreased by $4.6 million, from 24.7% of net sales in fiscal 1995 to 23.5% of net sales in fiscal 1996. This decrease is due to a decrease in payroll and payroll related items of approximately $2.7 million, a decrease in occupancy costs of $1.2 million and a decrease in other expenses of $0.7 million. The decrease in payroll and payroll related items was predominately due to a decrease of approximately $0.7 million as a result of the closing of six stores in fiscal 1996 and a decrease of approximately $2.0 million due to employee reductions as the Company continues to improve the efficiency of its operations. The decrease in occupancy costs was primarily due to a $1.0 million decrease associated with the consolidation of the distribution facility and a $0.5 million decrease due to the reduction in outlet stores.

                  At the end of fiscal 1995 the balance of the restructuring reserve was $2.8 million. During fiscal 1996 $2.6 million was charged against the restructuring reserve, consisting of charges relating to consolidation of warehouse and office space ($1.3 million), severance related costs ($0.8 million) and outlet store closing costs ($0.5 million). At June 30, 1996 the balance in the restructuring reserve was $0.2 million.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

General


                  Net cash used in operating activities was $18.4 million in the quarter ended September 30, 1997 as compared to $12.2 million in the quarter ended September 30, 1996. The net cash used in operating activities resulted primarily from increases in accounts receivable ($21.7 million), partially offset by a decrease in inventory ($1.2 million) and net income ($2.0 million).


                  Net cash used in operating activities was $11.0 million in fiscal 1997, $22.7 million in fiscal 1996, and $4.8 million in fiscal 1995. The net cash used in operating activities in fiscal 1997 resulted primarily from the net loss of $16.5 million, inclusive of $3.6 million of non-cash charges, and increases in inventory of $2.5 million, partially offset by an increase in accrued restructuring expenses of $1.7 million and an increase in accounts payable of $2.4 million.


                  Historically, the Company has not required major capital expenditures. In fiscal 1997 and 1996, purchases of fixed assets were $0.2 million and $0.5 million, respectively, consisting primarily of improvements in the Company's New Jersey warehouse facilities, and New York design and showroom facilities. In fiscal 1997, the Company incurred expenditures of $0.4 million for "in store" fixtures and signs purchased in connection with the Nautica product line. These "in store" fixtures and signs were placed in approximately 120 department stores. In fiscal 1998, the Company anticipates capital expenditures of approximately $0.5 million, consisting primarily of expenditures for the Company's New Jersey warehouse facility, and New York design and showroom facilities. The Company also anticipates expenditures of approximately $1.0 million for "in store" fixtures and signs purchased in connection with the Nautica product line.

Old Bank Debt Agreement

                  The Company and BNYF, a wholly owned subsidiary of The Bank of New York, entered into a financing agreement in July 1991, which was amended and restated effective as of February 21, 1995 and further amended, effective as of September 28, 1995 (the "September 1995 Amendment"), May 9, 1996 (the "May 1996 Amendment"), September 17, 1996 (the "September 1996 Amendment"), January 31, 1997 (the "January 1997 Amendment"), March 21, 1997 (the "March 1997 Amendment"), and April 1, 1997 (the "April 1, 1997 Amendment") and April 29, 1997 (the "April 29, 1997 Amendment") (collectively, the "Old Bank Debt Agreement"). The Old Bank Debt Agreement provided the Company with a $72.0 million credit facility for letters of credit and direct borrowings, with a sublimit for loans and advances ranging between $40.0 and $58.0 million. The amount of financing available was based upon a formula incorporating eligible receivables and inventory, cash balances, other collateral and permitted overadvances, all as defined in the Old Bank Debt Agreement. At September 30, 1997, the Company had availability of approximately $5.7 million (inclusive of overadvance availability) under the Old Bank Debt Agreement. The Company's obligations under the Old Bank Debt Agreement were secured by the Company's accounts receivable, inventory and trademarks.

                  The Old Bank Debt Agreement contained certain financial covenants including covenants regarding the Company's tangible net worth deficit and working capital deficiency. In addition to a cap on personal property leases, the Company was also prohibited from declaring or paying dividends or making other distributions on its capital stock, with certain exceptions. In a Waiver, dated May 5, 1997 (the "Waiver"), BNYF waived covenant compliance with net worth, working capital and quarterly minimum profit requirement for the period ended March 31, 1997.

                  Interest on direct borrowings was payable monthly at an annual rate equal to the higher of (i) The Bank of New York's prime rate (8.50% at September 30, 1997) plus 0.5% (The Bank of New York prime rate plus 1.5% in the event the Company's overadvance position exceeded the allowable overadvances) or (ii) the Federal Funds Rate (5.625% at September 30, 1997) in effect plus 1% (Federal Funds Rate in effect plus 2% in the event the Company's overadvance position exceeded the allowable overadvances). There was an annual commitment fee of 0.375% of the unused portion of the line, payable monthly, and letter of credit fees equal to 0.125% of the outstanding letter of credit balance, payable monthly. The Old Bank Debt Agreement required the payment of minimum service charges of $0.6 million per annum. In connection with the May 1996 Amendment, BNYF was paid a fee of $25,000, and additional fees of $10,000 per month through December 1996 were provided for, with BNYF agreeing to provide specified levels of overadvances up to $10.0 million through the same period. In connection with the Waiver, BNYF was paid a fee of $25,000 and the Company issued the Existing BNYF Warrants. In connection with the Restructuring, the Existing BNYF Warrants were extinguished, and BNYF received the New BNYF Warrants. See "The Restructuring--Restructuring of Bank Debt." BNYF could have terminated the Old Bank Debt Agreement after February 20, 1999, upon 60 days' written notice to the Company.

                  On October 10, 1997, the Company and BNYF entered into the New Financing Agreement which amended and restated in its entirety the Old Bank Debt Agreement. The New Financing Agreement amends certain provisions of the Old Bank Debt Agreement and provides for maximum availability of $81.0 million, and overadvances of up to $12.8 million. The New Financing Agreement also amends certain financial covenants contained in the Old Bank Debt Agreement. The New Financing Agreement provides for certain additional events of default, among which are the default by Ms. Chaus under the Bank Debt Put, and the failure by the Company to close all of its retail outlets by the end of January 1998. See "The Restructuring--Restructuring of Bank Debt".

New Financing Agreement

                  The New Financing Agreement consists of two facilities: (i) the New Revolving Facility which is a $66.0 million five-year revolving credit line with a $20.0 million sublimit for letters of credit, and (ii) the New Term Loan which is a $15.0 million term loan facility. Each facility matures on December 31, 2002. See "The Restructuring--Restructuring of Bank Debt".


                  The New Financing Agreement contains financial covenants requiring, among other things, the maintenance of minimum levels of tangible net worth, working capital and maximum permitted loss (minimum permitted profit).

Credit Support

                  Josephine Chaus has arranged for a letter of credit (the "Letter of Credit") in various amounts since April 1994 in return for which BNYF has increased the availability under the Old Bank Debt Agreement. In consideration for credit support provided by Ms. Chaus to the Company prior to February 1995, Ms. Chaus was granted 1,216,500 warrants (the "1994 Warrants"), exercisable through November 22, 1999, at prices ranging between $2.25 and $4.62 per share. As part of the negotiations with BNYF in connection with the Old Bank Debt Agreement, in February 1995 Josephine Chaus increased the Letter of Credit to $10.0 million and extended its term to October 31, 1995 (the "February 1995 Increase/Extension"). In addition, in February 1995, Ms. Chaus provided a $5.0 million personal guarantee (the "$5.0 Million Guarantee"), to be in effect during the Old Bank Debt Agreement's term. In September 1995, Ms. Chaus further extended the term of the Letter of Credit to January 31, 1996 (the "September 1995 Extension"). In consideration of her provision of the February 1995 Increase/Extension, the $5.0 Million Guarantee and the September 1995 Extension, a special committee consisting of disinterested members of the Board of Directors of the Company (the "Special Committee") authorized the issuance to Ms. Chaus of warrants (the "1995 Warrants") to purchase an aggregate of 1,580,000 shares of Common Stock at prices ranging between $4.05 and $6.75 per share. The issuance of the 1995 Warrants was approved at the 1995 Annual Meeting of Stockholders. The issuance of the 1994 Warrants, the warrants for the February 1995 Increase/Extension and the warrants for the $5.0 Million Guarantee was recorded in fiscal 1995 at a value of $1.1 million, and was included as a charge to interest expense with a corresponding increase to additional paid-in capital. The issuance of the warrants for the September 1995 Extension was recorded in the second quarter of fiscal 1996 at a value of $0.2 million, and was included as a charge to interest expense with a corresponding increase to additional paid-in capital. Ms. Chaus received warrant compensation for her provision of the $5.0 Million Guarantee only through October 31, 1995. Thereafter, for each three month period of the $5.0 Million Guarantee, she has received cash compensation of $50,000, as authorized by the Special Committee.

                  In connection with the September 1995 Amendment, Ms. Chaus provided the Company with an option to further extend the Letter of Credit to July 31, 1996 (the "July 1996 Option"), subject to the consummation of the Company's November 1995 public offering of Common Stock. In January 1996, the Company exercised the July 1996 Option to extend the Letter of Credit to July 31, 1996 (the "July 1996 Extension"). In consideration of her provision of the July 1996 Extension, the Special Committee authorized the issuance to Ms. Chaus, of warrants (the "1996 Warrants") to purchase an aggregate of 682,012 shares of Common Stock at a price of $4.20 per share. The issuance of the 1996 Warrants was approved by the stockholders of the Company at the 1996 Annual Meeting of Stockholders. The issuance of the 1996 Warrants ($0.3 million) was recorded in the third quarter of fiscal 1996, at a value of $0.3 million and was included as a charge to interest expense with a corresponding increase to additional paid-in capital.

                  In connection with the May 1996 Amendment, Ms. Chaus agreed to extend the Letter of Credit to January 31, 1997 (the "January 1997 Extension") and additionally provided a collateralized increase of $5.0 million in the $5.0 Million Guarantee to $10.0 million (the "$10.0 Million Guarantee"). In connection with the January 1997 Extension, the Special Committee approved the payment of cash compensation to Ms. Chaus of $100,000 for each three month period of the Letter of Credit as extended from July 31, 1996 to January 31, 1997. For her provision of the $10.0 Million Guarantee, the Special Committee approved an increase in the amount of cash compensation payable to Ms. Chaus for her guaranty, to $100,000 for each three month period of the $10.0 Million Guarantee.

                  In connection with the September 1996 Amendment, Ms. Chaus agreed to extend the Letter of Credit to July 31, 1997 (the "July 1997 Extension"), increase the amount of the $10.0 Million Guarantee by $2.5 million to $12.5 million (the "$12.5 Million Guarantee") and fully collateralize the $12.5 Million Guarantee. In connection with the July 1997 Extension, the Special Committee approved the payment of cash compensation to Ms. Chaus of $100,000 for each additional three month period of the Letter of Credit as extended from January 31, 1997 to July 31, 1997. For her provision of the $12.5 Million Guarantee, the Special Committee approved an increase in the amount of cash compensation payable to Ms. Chaus for her guaranty, to $125,000 for each three month period of the $12.5 Million Guarantee.

                  Ms. Chaus previously entered into the July Deposit Letter pursuant to which she provided $10.0 million in cash collateral to secure the Bank Debt in substitution for the letter of credit previously provided by her. The July Deposit Letter was amended on October 10, 1997 to provide that the $10.0 million in cash collateral shall be held as collateral to secure indebtedness under the New Financing Agreement. Immediately prior to the consummation of the Rights Offering, and subject to the other conditions of the Restructuring being satisfied, such collateral will be released and used by Ms. Chaus to purchase shares of Common Stock issuable to her upon the exercise of the Rights, in satisfaction of her Purchase Commitment in connection with the Rights Offering. See "The Restructuring--Restructuring of Credit Support Provided by Ms. Chaus."


                  On October 10, 1997, in substitution for the $12.5 Million Guarantee previously provided by Ms. Chaus, she entered into the October Deposit Letter pursuant to which she provided $12.5 million in cash collateral and secured the Bank Debt. The cash collateral was provided from the proceeds of the BNYF-J. Chaus Loan. Immediately prior to the consummation of the Rights Offering, and subject to the other conditions to the Restructuring being satisfied, the $12.5 million in cash collateral will be released and used to retire $12.5 million of the Bank Debt. As a result of such repayment, the Company will become indebted to Ms. Chaus for $12.5 million. Pursuant to the terms of the Subrogated Loan, as described above, the Subrogated Loan will, immediately thereafter, be exchanged by Ms. Chaus for shares of common stock of the Company. See "The Restructuring--Restructuring of Credit Support Provided by Ms. Chaus," and "The Restructuring--Exchange of the Company's Indebtedness Owed to Ms. Chaus for Equity Securities."

Subordinated Debt

                  The Company had outstanding at September 30, 1997, $27.1 million of subordinated notes payable to Josephine Chaus (the "Subordinated Notes"). In connection with the Company's November 1995 public offering, Josephine Chaus extended the maturity date of the Subordinated Notes (which were to mature on July 1, 1996) to July 1, 1998. The Company has been unable to pay principal or interest, with certain exceptions, under the Subordinated Notes as a result of covenants in the Old Bank Debt Agreement. See Note 7 to Notes to the Company's Consolidated Financial Statements. The Subordinated Notes will, as part of the Restructuring, be exchanged for equity. See "The Restructuring--Exchange of the Company's Indebtedness owed to Ms. Chaus for Equity Securities."


Proposed Restructuring of Indebtedness


                  In June 1997, the Company announced a proposed restructuring program to be implemented by the Company. In September 1997, the disinterested members of the Board of Directors of the Company unanimously approved the Restructuring pursuant to which: (i) the Company will seek to raise up to $20.0 million, but not less than $12.5 million, of equity through the Rights Offering; (ii) approximately $40.6 million of the Company's indebtedness to Ms. Chaus, consisting of $28.1 million of existing subordinated indebtedness (including accrued interest through January 23, 1998) and $12.5 million of indebtedness which will be owed to Ms. Chaus, will be converted into Common Stock of the Company; (iii) the New Financing Agreement (entered into on October 10, 1997); and (iv) the Company will implement the Stock Split. In connection with the Restructuring, BNYF has agreed that the credit support, described above, heretofore provided by Ms. Chaus, will be terminated once the New Financing Agreement becomes effective. Consummation of the Restructuring is subject to the approval of certain aspects of the Restructuring by the stockholders of the Company. Such approval was obtained on December 8, 1997 at the Company's Annual Meeting of Stockholders. It is presently contemplated that the Restructuring will be consummated by January 31, 1998. See "The Restructuring."


Future Financing Requirements


                  At September 30, 1997, the Company had a working capital deficiency of $29.9 million. The Company requires the availability of sufficient cash flow and borrowing capacity to finance its existing product lines and to develop and market its licensed Nautica product lines. The Company expects to satisfy such requirements through cash flow from operations, borrowings under the New Financing Agreement and proceeds from the Rights Offering.


                  Although there can be no assurance, the Company believes that if the Restructuring is consummated, the Company will have sufficient cash flow and credit availability to meet its needs at least through the end of fiscal 1998.

                  The foregoing discussion contains forward-looking statements which are based upon current expectations and involve a number of uncertainties, including the Company's ability to obtain additional financing, retail market conditions, consumer acceptance of the Company's products, shareholder approval of certain matters related to the Restructuring and consummation of the Restructuring.

INFLATION

                  The Company does not believe that the relatively moderate rates of inflation which recently have been experienced in the United States, where it competes, have had a significant effect on its net sales or profitability.

SEASONALITY

                  Historically, the Company's sales and operating results fluctuate by quarter, with the greatest sales occurring in the Company's first and third fiscal quarters. It is in these quarters that the Company's Fall and Spring product lines, which traditionally have had the highest volume of net sales, are shipped to customers, with revenues generally being recognized at the time of shipment. As a result, the Company experiences significant variability in its quarterly results and working capital requirements. Moreover, delays in shipping can cause revenues to be recognized in a later quarter, resulting in further variability in such quarterly results.

NEW ACCOUNTING PRONOUNCEMENTS


                  Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, effective for interim and annual periods ending after December 15, 1997, establishes standards for computing and presenting earnings per share ("EPS") and simplifies the standards for computing EPS currently found in Accounting Principles Board Opinion No. 15, Earnings per Share, Common stock equivalents under APB No. 15, with the exception of contingently issuable shares (shares issuable for little or no cash consideration), are no longer included in the calculation of primary, or basic EPS. Under SFAS No. 128, contingently issuable shares are included in the calculation of basic EPS. For the year ended June 30, 1997, the adoption of SFAS No. 128 would not have had a material effect on the calculation of EPS.


                  SFAS No. 129, Disclosure of Information about Capital Structure, effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. This statement requires disclosure of the pertinent rights and privileges of various securities outstanding (stocks, options, warrants, preferred stock, debt and participation rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of this statement will have no effect on the Company as it currently discloses the information required.


                  In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 established standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal periods beginning after December 15, 1997. The Company has not yet determined the impact, if any, of adopting this standard.

                                   BUSINESS

PRODUCTS

                  The Company's products currently are divided into two principal product categories: (i) career sportswear and (ii) weekend casual sportswear. In late fiscal 1994 the Company shifted its product focus from single, fashion-driven items to full collections with an emphasis on traditional styling. With this repositioning, the Company also has enhanced its design and quality and by August 1997, the Company had successfully positioned its Chaus product line into the opening price points of the "better" category. The Company's career and weekend casual sportswear are marketed as coordinated groups of jackets, skirts, pants, blouses, sweaters and related accessories which, while sold as separates, are coordinated by styles, color schemes and fabrics and are designed to be merchandised and worn together. The Company believes that the target consumers for its products are women aged 24 to 64.

                  The Company produces collections of each of these product lines for each of its five principal selling seasons: Spring, Summer, Fall I, Fall II and Holiday. Spring and Fall traditionally have been the Company's major selling seasons.

                  The Company's major product categories and associated brand names are summarized in the following table:

                                                              WEEKEND CASUAL
                           CAREER SPORTSWEAR                    SPORTSWEAR

BRAND NAMES                Chaus                              Chaus Sport
                           Chaus Woman                        Nautica
                           Chaus Petite

PRODUCT OFFERINGS          Jackets, Skirts, Pants,            Casual Jackets
                           Shorts, Blouses, Shirts,           Sweaters, Skirts, Pants,
                           Knit Tops, Sweaters                Shirts, Knit Tops, Outerwear

INDUSTRY CATEGORIES        Chaus--Better                      Chaus Sport--Upper Moderate and Better
                                                              Nautica--Better and Bridge

                  Women's apparel is generally divided into five price categories, namely (listed from lowest to highest) "mass merchandise," "moderate," "better," "bridge" and "designer." These categories are distinguished principally by differences in price and, as a general matter, by differences in quality.

                  During fiscal 1997, the suggested retail prices of the Company's Chaus products ranged between $20.00 and $280.00. The Company's jackets ranged in price between $120.00 and $280.00, its blouses and sweaters ranged in price between $48.00 and $130.00, its skirts and pants ranged in price between $28.00 and $130.00, and its knit tops and bottoms ranged in price between $24.00 and $120.00.

                  The following table sets forth a breakdown by percentage of the Company's net sales by product category for fiscal 1995 through fiscal 1997:

                                                         FISCAL YEAR ENDED JUNE 30,
                                                   1997              1996             1995
                                                   ----              ----             ----
     Career Sportswear
       Chaus                                         37%               41%              31%
       Chaus Woman                                   11                11               13
       Chaus Petite                                   6                 5                4
                                                  -----             -----            -----
       Total                                         54                57               48

     Weekend Casual -  Sportswear                    30                33               35
     Nautica                                         15                --               --
     Dresses                                         --                 8               12
     Other (1)                                        1                 2                5
                                                  -----             -----            -----
     Total                                          100%              100%             100%

--------------

                  (1) Includes sales by outlet stores, offset by intercompany eliminations. Also includes, for fiscal 1995, the Company's JOSEPHINE and JEANSWEAR labels, which produced blouses and jeans, respectively, until the beginning of fiscal 1995 when the Company ceased producing garments using these labels.

                  Career Sportswear. The Company markets an extensive line of career sportswear under the CHAUS label for misses sizes, the CHAUS WOMAN label for larger sizes and the CHAUS PETITE label for smaller sizes. These product lines offer a full collection of sportswear geared primarily for the working woman. Each sportswear collection typically includes a broad selection of jackets, skirts, pants, blouses and sweaters, as well as more casual apparel such as shorts, shirts and knit tops.

                  Weekend Casual Sportswear. The CHAUS SPORT label offers casual jackets, sweaters, skirts, pants, shirts and knit tops. This product line offers soft career, weekend and leisure sportswear intended for an informal working environment as well as for casual wear.

LICENSE AGREEMENT WITH NAUTICA

                  In September 1995, the Company entered into the Nautica License Agreement under which the Company has an exclusive license to manufacture, market, distribute and sell licensed product for women under the Nautica(R) brand name in the United States and Puerto Rico. The Company currently distributes its licensed Nautica product line in major department and specialty stores, at "better" to "bridge" price points. Nautica has developed significant brand-name recognition with its men's apparel lines. The Company's relationship with Nautica provides the Company with exposure to "better" to "bridge" departments, while creating an alliance with a leading company in the apparel industry. The Company's first sales of its licensed Nautica products occurred in August 1996. The Company's license from Nautica is limited to women's sportswear collections including coordinating knits, blouses, wovens, sweaters, pants, skirts, jackets, and outerwear and sportswear dresses bearing the Nautica brand names and marks. The Company's license from Nautica excludes business dresses, suits, coats and raincoats that are not part of a sportswear collection. The license also excludes shoes, scarves, socks, stockings or accessories for ladies bearing the Nautica brand names and marks.

                  The initial term of the Nautica License Agreement runs through December 31, 1999, and is thereafter renewable, at the option of the Company, for up to two periods of three years each, provided that certain conditions are met (including the successful attainment of certain sales targets and the requirement that Andrew Grossman continue in his position as Chief Executive Officer during the term of the Nautica License Agreement). The Company's obligations include minimum royalty and advertising payments. A separate showroom was constructed for the display of the Company's licensed Nautica products and a full operational merchandising and retail development group has been dedicated to its licensed Nautica product line.

                  Pursuant to the terms of the Nautica License Agreement, the Company has granted Nautica a ten-year option to purchase up to 150,000 shares of the Company's Common Stock at a purchase price of $5.00 per share (the closing price of the Common Stock on the NYSE on September 6, 1995, the date the Company entered into the Nautica License Agreement).

                  In August 1996, the Company commenced sales of its licensed NAUTICA label. As initially launched, the Nautica product line encompassed both career sportswear and weekend casual sportswear. In view of the disappointing performance of the Company's Nautica product line to date, the Company has hired a new executive officer, Lynn Buechner, formerly of Liz Clairborne Collection to manage the product line, and intends to relaunch the Nautica product line. In contrast to the previous Nautica product line, the relaunched line will have a narrow focus on casual sportswear items -- a focus that is consistent with the Nautica men's line.

                  In connection with the Nautica license, Nautica has asserted that the Company has not complied with and is not in compliance with all of the terms of the Nautica License Agreement. To date, Nautica has not sought to exercise any rights or remedies under the Nautica License Agreement. The Company believes that Nautica's claims are baseless and without merit. Notwithstanding that the Company believes that it has claims against Nautica for its failure to perform under the terms of the Nautica License Agreement and that the claims asserted by Nautica are baseless, the Company (i) is performing and will continue to perform all of its obligations under the Nautica License Agreement, and (ii) intends to enforce all of its rights and remedies under the Nautica License Agreement.

CUSTOMERS

                  The Company's products are sold nationwide in an estimated 1,900 individual stores operated by approximately 150 department store chains, specialty retailers and other retail outlets. The Company does not have any long-term commitments or contracts with any of its customers.

                  The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses.

SALES AND MARKETING


                  The Company's selling operation is highly centralized. Sales to the Company's department and specialty store customers are made primarily through the Company's New York City showrooms. The Company has an in-house sales force of 26, all of whom are located in the New York City showrooms. Senior management, principally Josephine Chaus, Chairwoman of the Board and principal stockholder of the Company, and Andrew Grossman, Chief Executive Officer, actively participate in the planning of the Company's marketing and selling efforts. The Company does not employ independent sales representatives or operate regional sales offices, but it does participate in various regional merchandise marts. This sales structure enables management to control the Company's selling operation more effectively, to limit travel expenses, as well as to deal directly with, and be readily accessible to, major customers.


                  Products are marketed to department and specialty store customers during "market weeks," generally four to five months in advance of each of the Company's selling seasons. The Company assists its customers in allocating their purchasing budgets among the items in the various product lines to enable consumers to view the full range of the Company's offerings in each collection. During the course of the retail selling seasons, the Company monitors its product sell-through at retail in order to directly assess consumer response to its products.

DESIGN


                  The Company's products and certain of the fabrics from which they are made are designed by an in-house staff of fashion designers. The 16 person design staff, headed by Judith Leech, monitors current fashion trends and changes in consumer preferences. Josephine Chaus and Andrew Grossman, the Company's Chief Executive Officer, who are instrumental in the design function, meet regularly with the design staff to create, develop and coordinate the seasonal collections. The Company believes that its design staff is known for its distinctive styling and its ability to contemporize fashion classics. Emphasis is placed on the coordination of outfits and quality of fabrics to encourage the purchase of more than one garment.

MANUFACTURING AND DISTRIBUTION

                  The Company does not own any manufacturing facilities; all of its products are manufactured in accordance with its design specifications and production schedules through arrangements with independent manufacturers. The Company believes that outsourcing its manufacturing maximizes its flexibility while avoiding significant capital expenditures, work-in-process buildup and the costs of a large workforce. A substantial amount (approximately 80%) of its product is manufactured by approximately 35 key independent suppliers located primarily in South Korea, Hong Kong, Taiwan, China, Indonesia and elsewhere in the Far East. Approximately 20% of the Company's products are manufactured in the United States and the Caribbean Basin. No contractual obligations exist between the Company and its manufacturers except on an order-by-order basis. During fiscal 1997, the Company purchased approximately 68% of its finished goods from its ten largest manufacturers, including approximately 19% of its purchases from its largest manufacturer. Contracting with foreign manufacturers enables the Company to take advantage of prevailing lower labor rates and to use a skilled labor force to produce high quality products.

                  Generally, each manufacturer agrees to produce finished garments on the basis of purchase orders from the Company, specifying the price and quantity of items to be produced and supported by a letter of credit naming the manufacturer as beneficiary to secure payment for the finished garments.

                  The Company's technical production support staff, located in New York City, produces patterns, prepares production samples from the patterns for modification and approval by the Company's design staff, and marks and grades the patterns in anticipation of production. While the factories have the capability to perform these services, the Company believes that its personnel can best express its design concepts and efficiently supervise production to better ensure that a quality product is produced. Once production fabric is shipped to them, the manufacturers produce finished garments in accordance with the production samples and obtain necessary quota allocations and other requisite customs clearances. Branch offices of the Company's subsidiaries in Korea and Hong Kong monitor production at each manufacturing facility to control quality, compliance with the Company's specifications and timely delivery of finished garments, and arrange for the shipment of finished products to the Company's New Jersey distribution center. Almost all finished goods are shipped to the Company's New Jersey distribution center for final inspection, assembly into collections, allocation and shipment to customers.

                  The Company believes that the number and geographical diversity of its manufacturing sources minimize the risk of adverse consequences that would result from termination of its relationship with any of its larger manufacturers. The Company also believes that it would have the ability to develop, over a reasonable period of time, adequate alternate manufacturing sources should any of its existing arrangements terminate. However, should any substantial number of such manufacturers become unable or unwilling to continue to produce apparel for the Company or to meet their delivery schedules, or if the Company's present relationships with such manufacturers were otherwise materially adversely affected, there can be no assurance that the Company would find alternate manufacturers of finished goods on satisfactory terms to permit the Company to meet its commitments to its customers on a timely basis. In such event, the Company's operations could be materially disrupted, especially over the short-term. The Company believes that relationships with its major manufacturers are satisfactory.

                  The Company uses a broad range of fabrics in the production of its clothing, consisting of synthetic fibers (including polyester and acrylic), natural fibers (including cotton and wool), and blends of natural and synthetic fibers. The Company does not have any formal, long-term arrangements with any fabric or other raw material supplier. During fiscal 1997, virtually all of the fabrics used in the Company's products manufactured in the Far East were ordered from the Company's five largest suppliers in the Far East, which are located in Japan, Taiwan and Korea, and virtually all of the fabric used in the Company's products manufactured in the United States and the Caribbean Basin were ordered by three major suppliers from these regions. The Company selects the fabrics to be purchased, which are generally produced for it in accordance with its own specifications. To date, the Company has not experienced any significant difficulty in obtaining fabrics or other raw materials and considers its sources of supply to be adequate.

                  The Company operates under substantial time constraints in producing each of its collections. Orders from the Company's customers generally precede the related shipping period by up to five months. However, proposed production budgets are prepared substantially in advance of the Company's initial commitments for each collection. In order to make timely delivery of merchandise which reflects current style trends and tastes, the Company attempts to schedule a substantial portion of its fabric and manufacturing commitments relatively late in a production cycle. However, in order to secure adequate amounts of quality raw materials, especially greige (i.e., "undyed") goods, the Company must make substantial advance commitments to suppliers of such goods, often as much as seven months prior to the receipt of firm orders from customers for the related merchandise. Many of these early commitments are made subject to changes in colors, assortments and/or delivery dates.

IMPORTS AND IMPORT RESTRICTIONS

                  The Company's arrangements with its manufacturers and suppliers are subject to the risks attendant to doing business abroad, including the availability of quota and other requisite customs clearances, the imposition of export duties, political and social instability, currency revaluations, and restrictions on the transfer of funds. Bilateral agreements between exporting countries, including those from which the Company imports substantially all of its products, and the United States' imposition of quotas, limits the amount of certain categories of merchandise, including substantially all categories of merchandise manufactured for the Company, that may be imported into the United States. Furthermore, the majority of such agreements contain "consultation clauses" which allow the United States to impose at any time restraints on the importation of categories of merchandise which, under the terms of the agreements, are not subject to specified limits. The bilateral agreements through which quotas are imposed have been negotiated under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Arrangement ("MFA") which has been in effect since 1974. The United States has concluded international negotiations known as the "Uruguay Round" in which a variety of trade matters were reviewed and modified. Quotas established under the MFA will be gradually phased out over a ten year transition period, after which the textile and clothing trade will be fully integrated into the General Agreement on Trade and

Tariffs ("GATT") and will be subject to the same disciplines as other sections. The GATT agreement provides for expanded trade, improved market access, lower tariffs and improved safeguard mechanisms.

                  The United States and the countries in which the Company's products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust presently prevailing quotas, duty or tariff levels, with the result that the Company's operations and its ability to continue to import products at current or increased levels could be adversely affected. The Company cannot now predict the likelihood or frequency of any such events occurring. The Company monitors duty, tariff and quota-related developments, and seeks continually to minimize its potential exposure to quota-related risks through, among other measures, geographical diversification of its manufacturing sources, allocation of production of merchandise categories where more quota is available and shifts of production among countries and manufacturers. The expansion in the past few years of the Company's varied manufacturing sources and the variety of countries in which it has potential manufacturing arrangements, although not the result of specific import restrictions, have had the result of reducing the potential adverse effect of any increase in such restrictions.

                  Substantially all of the Company's products are subject to United States customs duties. In the ordinary course of business, the Company, from time to time, is subject to claims by the United States Customs Service ("Customs") for duties and other charges, is entitled to refunds from Customs due to overpayment of duties by the Company and may be required to pay penalties with respect to underpayment of duties.

RETAIL OUTLET STORES


                  At September 30, 1997, the Company had 21 retail outlet stores as compared to 22 stores at June 30, 1997. The retail outlet stores operate throughout the country in traditional factory outlet centers in locations intended to minimize conflict with the Company's major retail department store customers. The Company plans to close all of its retail outlet stores (other than the retail outlet store located at the Company's Secaucus facility, the space for which is leased by the Company as part of its warehouse lease) by the end of January 1998, and does not intend to open any new stores in the foreseeable future. Failure to close such retail stores by the end of January 1998 is an event of default under the New Financing Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--New Financing Agreement" and "--Fiscal 1997 Compared to Fiscal 1996."


BACKLOG

                  As of October 13, 1997, the Company's order book reflected unfilled customer orders for approximately $92.0 million of merchandise. As of September 20, 1996 (as disclosed in the prior year) the backlog was $45.0 million. Order book data at any date are materially affected by the timing of the initial showing of collections to the trade, as well as by the timing of recording of orders and of shipments. This year's backlog includes unfilled customer orders for the upcoming spring season. Company does not believe that cancellations, rejections or returns will materially reduce the amount of sales realized from such backlog.

TRADEMARKS

                  CHAUS(R), CHAUS ESSENTIAL(R), CHAUS SPORT(R), CHAUS WOMAN(R) and MS. CHAUS(R) are registered trademarks of the Company in the United States for use on ladies' garments. These trademarks are renewable in the years 2004, 2008, 2002, 2004 and 2005, respectively. JOSEPHINE(R) is also a registered trademark of the Company in the United States, renewable in the year 2001, for use on ladies' blouses and sweaters. The Company considers its trademarks to be strong and highly recognized, and to have significant value in the marketing of its products. See " --License Agreement with Nautica" for certain information concerning the Company's Nautica License Agreement.

                  The Company has also registered its CHAUS, CHAUS SPORT, CHAUS WOMAN, and JOSEPHINE marks for women's apparel in certain foreign countries and has legal trademarks in certain foreign countries for selected women's accessories including handbags, small leather goods and footwear.

EMPLOYEES

                  At June 30, 1997, the Company employed 482 employees as compared with 525 employees at June 30, 1996. This total includes 67 in managerial and administrative positions, approximately 92 in production, production administration and design, 207 in marketing, merchandising and sales (including 178 employees in the retail outlet store operation) and 61 in distribution. Of the Company's total employees, 55 were located in the Far East. The Company is a party to a collective bargaining agreement with the Amalgamated Workers Union, Local 88, covering 83 full-time employees. This agreement expires in August 1999.

                  The Company considers its relations with its employees to be satisfactory and has not experienced any business interruptions as a result of labor disagreements with its employees.


                        SHARES ELIGIBLE FOR FUTURE SALE


                   The Company currently has 2,672,727 shares of Common Stock outstanding and, upon the completion of the Rights Offering will have, between approximately 22,223,863 (if Rights are exercised solely by Ms. Chaus pursuant to the Purchase Commitment and the Standby Commitment and the Company's other directors pursuant to their intentions) and 27,115,907 (if all Rights offered hereby are exercised) shares of Common Stock outstanding. Of such shares, the shares sold in the Rights Offering (other than shares which may be purchased by "affiliates of the Company", including up to 8,735,795 shares to be purchased by Ms. Chaus pursuant to the Purchase Commitment and the Standby Commitment), will be freely tradeable without restriction or further registration under the Securities Act. Of the remaining outstanding shares, 11,859,780 shares of Common Stock beneficially owned by Josephine Chaus will be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144.

                   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed an affiliate of the Company, who has beneficially owned restricted shares for at least one year from the later of the date such restricted shares were acquired from the Company and (if applicable) the date they were acquired from an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. Ms. Chaus has satisfied the one-year holding period with respect to 1,348,870 of such shares.

                   Further, under Rule 144(k), a person who is not an affiliate of the Company and has not been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares for a period of at least two years would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.

                   No predictions can be made as to the effect, if any, that market sales of shares of existing stockholders or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time. The prevailing market price of Common Stock after the Rights Offering could be adversely affected by future sales of substantial amounts of Common Stock by existing stockholders.


                   INDEMNIFICATION OF THE SUBSCRIPTION AGENT

                   The Company will pay the fees and expenses of ChaseMellon Shareholder Services, L.L.C., as Subscription Agent, and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Rights Offering, including liabilities under the Securities Act. The Company will pay the fees and expenses of ChaseMellon Stockholder Services, L.L.C., as Information Agent, and has agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Rights Offering, including liabilities under the Securities Act.


                                 LEGAL MATTERS

                   Certain legal matters in connection with this offering will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York.


                                    EXPERTS

                   The consolidated financial statements and the related financial statement schedule included and incorporated by reference in this Prospectus by reference from the Company's Annual Report on Form 10-K for the years ended June 30, 1996 and 1997, and for each of the three years in the period ended June 30, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.


                                                          FINANCIAL STATEMENTS

                                                  BERNARD CHAUS, INC. AND SUBSIDIARIES

                                     INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Auditors.................................................................................................F-2
Consolidated Balance Sheets -- June 30, 1997 and 1996 .........................................................................F-3
Consolidated Statements of Operations -- Years Ended June 30, 1997, 1996 and 1995..............................................F-4
Consolidated Statements of Stockholders' Equity (Deficiency) --
  Years Ended June 30,  1997, 1996 and 1995....................................................................................F-5
Consolidated Statements of Cash Flows -- Years Ended June 30, 1997, 1996 and 1995..............................................F-6
Notes to Consolidated Financial Statements.....................................................................................F-7
The following consolidated financial statement schedule of Bernard Chaus, Inc. and subsidiaries is included in Item 14(a)(2):
Condensed Consolidated Balance Sheets -- June 30, 1997, September 30, 1997 and 1996 (Unaudited) ..............................F-20
Condensed Consolidated Statements of Operations -- Quarters Ended
    September 30, 1997 and 1996 (Unaudited)...................................................................................F-21
Consolidated Statements of Cash Flows -- Quarters Ended
    September 30, 1997 and 1996 (Unaudited)...................................................................................F-22
Notes to Condensed Consolidated Financial Statements (Unaudited)..............................................................F-23

The following consolidated financial statements of Bernard Chaus, Inc. and subsidiaries are included in Item 8:
  Schedule II -- Valuation and Qualifying Accounts.............................................................................S-1


    The other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

                        REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of
 Bernard Chaus, Inc.
New York, New York



We have audited the accompanying consolidated balance sheets of Bernard Chaus, Inc. and subsidiaries as of June 30, 1997 and June 30, 1996 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended June 30, 1997. Our audits also included the financial statement schedule listed in the Index at item 14(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bernard Chaus, Inc. and subsidiaries at June 30, 1997 and June 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


Deloitte & Touche LLP

New York, New York
September 19, 1997
(October 10, 1997 as to Note 6)

                                       BERNARD CHAUS, INC. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS
                                      (In thousands, except number of shares)

                                                                                    June 30,         June 30,
                                                                                      1997             1996
                                                                                    --------         --------
ASSETS
Current Assets
  Cash and cash equivalents......................................................  $    330         $     247
  Accounts receivable, less allowances of $5,375 and $5,070......................     7,451             7,995
  Inventories....................................................................    23,746            21,256
  Prepaid expenses...............................................................       568               783
                                                                                  ---------         ---------
     Total current assets........................................................    32,095            30,281
Fixed assets-- net...............................................................     1,295             1,898
Other assets.....................................................................       748               563
                                                                                  ---------         ---------
                                                                                   $ 34,138         $  32,742
                                                                                   ========          ========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities
  Notes payable-- bank...........................................................  $ 37,756         $  26,077
  Accounts payable...............................................................    19,825            17,435
  Accrued expenses...............................................................     5,393             6,056
  Accrued restructuring expenses.................................................     1,850               196
     Total current liabilities...................................................    64,824            49,764
Subordinated promissory notes....................................................    26,374            23,588
                                                                                     91,198            73,352
STOCKHOLDERS' DEFICIENCY
  Preferred stock, $.01 par value, authorized shares -- 1,000,000; outstanding shares -- none
  Common stock, $.01 par value; authorized shares -- 50,000,000; issued shares
     -- 26,899,974 at June 30, 1997 and 26,893,724
     at June 30, 1996............................................................       269              269
  Additional paid-in capital.....................................................    65,463           65,450
  Deficit........................................................................  (121,312)        (104,849)
  Less:  Treasury stock, at cost-- 622,700 shares................................    (1,480)          (1,480)
     Total stockholders' deficiency..............................................   (57,060)         (40,610)
                                                                                   $ 34,138         $  32,742
                                                                                  =========         =========










         See accompanying notes to consolidated financial statements.

                                           BERNARD CHAUS, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                Fiscal Year Ended June 30,
                                                                                --------------------------
                                                                         1997             1996              1995
                                                                         ----             ----              ----

Net sales.........................................................   $  160,100      $   170,575       $   181,697
Cost of goods sold................................................      125,422          147,994           149,097
                                                                     ----------      -----------       -----------

Gross profit......................................................       34,678           22,581            32,600
Selling, general and administrative expenses......................       40,924           40,162            44,794
Restructuring expenses............................................        2,250              --              1,200
Unusual expenses..................................................          --               --              8,333
                                                                   ------------     ------------      ------------
                                                                        ( 8,496)         (17,581)          (21,727)

Interest expense..................................................       (8,030)          (6,560)           (5,976)
Other income (expense), net.......................................          113               56                91
                                                                   ------------    -------------      ------------

Loss before provision for income taxes............................      (16,413)         (24,085)          (27,612)
Provision for income taxes........................................           50              301               301
                                                                   ------------    -------------     -------------

Net loss..........................................................   $  (16,463)     $   (24,386)      $  ( 27,913)
                                                                     ===========     ===========      =============

Net loss per share................................................   $     (.63)     $     (1.02)      $     (1.40)
                                                                  =============     ============     =============

Weighted average number of common  shares
  outstanding.....................................................   26,277,000       23,987,000        19,910,000
                                                                     ==========       ==========        ==========











         See accompanying notes to consolidated financial statements.


                                           BERNARD CHAUS, INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                                          (In thousands, except number of shares)


                                          Common Stock        Additional                        Treasury Stock
                                   Number of                    Paid-in                    Number of
                                   Shares           Amount      Capital      (Deficit)       Shares        Amount         Total
                                   -------          ------     ---------    -----------  ------------    ----------       -----

Balance at July 1, 1994           18,975,031        $  190      $40,226       $(52,550)      622,700      $ (1,480)     $(13,614)
Net loss.....................                                                  (27,913)                                  (27,913)
Exchange of notes for
  common stock...............      1,914,500            19        7,352             --            --            --         7,371
Issuance of warrants.........            --            --         1,136             --            --            --         1,136
Exercise of stock options....        183,550             2          639             --            --            --           641
                                  ----------        ------     --------       --------      --------     ---------      --------


Balance at June 30, 1995.....     21,073,081           211       49,353        (80,463)      622,700        (1,480)      (32,379)
Net loss.....................                                                  (24,386)                                  (24,386)
Net proceeds from issuance...
  of common stock............      5,750,000            57       15,366             --           --             --        15,423
Issuance of warrants.........            --            --           520             --           --             --           520
Exercise of stock options....         70,643             1          211                                                      212
                                ------------        ------    ---------      ----------   ----------     ---------      --------


Balance at June 30, 1996.....     26,893,724           269       65,450       (104,849)      622,700        (1,480)      (40,610)
Net loss..................                                                     (16,463)                                  (16,463)
Exercise of stock options....          6,250           --            13                                                      13
                               -------------        ------   ----------  ------------   ------------   -----------     ---------

Balance at June 30, 1997          26,899,974        $  269      $65,463     $(121,312)       622,700       $(1,480)     $(57,060)
                                  ==========        ======      =======     =========        =======       =======      ========














         See accompanying notes to consolidated financial statements.

                                              BERNARD CHAUS, INC. AND SUBSIDIARIES
                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                         (IN THOUSANDS)
                                                                                       Year Ended June 30,
                                                                                   ----------------------------
                                                                              1997             1996                 1995
                                                                              ----             ----                 ----
Operating Activities
  Net loss...............................................................   $(16,463)        $(24,386)         $(27,913)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization........................................        865              974             1,305
    Loss on disposal of fixed assets.....................................         --               --               358
    (Recovery of) provision for losses on accounts
      receivable.........................................................        (20)             (69)              225
    Deferred interest on subordinated promissory
      notes..............................................................      2,786            2,522             2,277
    Non-cash interest expense............................................         --              520             1,307
  Changes in operating assets and liabilities:
      Accounts receivable................................................        564             (280)            9,886
      Inventories........................................................     (2,490)          (5,053)            9,300
      Prepaid expenses and other assets..................................        372              655             2,278
      Accounts payable...................................................      2,390            4,513            (1,368)
      Accrued expenses...................................................       (663)             507            (1,161)
      Accrued restructuring expenses.....................................      1,654           (2,608)           (1,275)
                                                                            --------        ---------          ---------

Net Cash Used In Operating Activities....................................    (11,005)         (22,705)           (4,781)
                                                                            --------        ---------          --------

Investing Activities
  Purchases of fixed assets..............................................       (186)            (480)             (443)
  Purchases of other assets..............................................       (418)             ---               ---
                                                                          -----------     ------------       ----------

Net Cash Used In Investing Activities                                           (604)            (480)             (443)

Financing Activities
  Net proceeds from (repayments of) short-term bank
    borrowings...........................................................     11,679            7,379            (2,417)
  Net proceeds from issuance of stock....................................         --           15,423                --
  Principal payments on subordinated promissory
    notes................................................................         --               --              (250)
  Proceeds from issuance of subordinated promissory
    notes................................................................         --               --             7,200
  Net proceeds from exercise of options..................................         13              212               641
                                                                           ---------      -----------       -----------

Net Cash Provided by Financing Activities................................     11,692           23,014             5,174
                                                                             -------        ---------        ----------
Increase (Decrease) In Cash And Cash Equivalents.........................         83             (171)              (50)
Cash and Cash Equivalents, Beginning of Year.............................        247              418               468
                                                                           ---------       ----------       -----------
Cash and Cash Equivalents, End of Year................................... $      330       $      247       $       418
                                                                          ==========       ==========       ===========

Cash paid for:
  Taxes..................................................................         13               14                 7
  Interest ..............................................................      4,822            3,809             2,283
Supplemental schedule of non-cash financing activities:
    Exchange of subordinated promissory notes for
      common stock ......................................................         --               --             7,200
    Issuance of warrants for credit support by
      principal stockholder .............................................         --              520             1,136





         See accompanying notes to consolidated financial statements.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  BUSINESS

                  Bernard Chaus, Inc. (the "Company") designs, arranges for the manufacture of and markets an extensive range of women's career and casual sportswear which are marketed principally under the CHAUS(R), CHAUS SPORT(R), and NAUTICA(R) trademarks. The Company's products are sold nationwide through department store chains, specialty retailers and other retail outlets.

                  In the latter part of fiscal 1994, the Company initiated a restructuring plan (the "1994 Restructuring Plan") which entailed several initiatives to improve its financial position. These initiatives included, among other things, a $7.2 million cash infusion from Josephine Chaus to fund the costs associated with hiring Andrew Grossman as its new Chief Executive Officer, negotiation of a new bank financing agreement with BNY Financial Corporation ("BNYF"), a wholly owned subsidiary of The Bank of New York, expiring in February 1999, overhead reductions, centralization of certain functions, closing of selected outlet stores.

                  On November 22, 1995, the Company issued 5,750,000 shares of Common Stock at a price of $3.00 per share in an underwritten public offering. Proceeds from the offering, net of commissions and other expenses were $15.4 million.

                  In June 1997, the Company announced a proposed restructuring program to be implemented by the Company. In September 1997, the disinterested members of the Board of Directors of the Company unanimously approved a restructuring program (the "Restructuring"). See Notes 6 and 7.

                  The Company's business plan requires the availability of sufficient cash flow and borrowing capacity to finance its existing product lines and the development and marketing of its new licensed Nautica lines. The Company expects to satisfy such requirements through cash flow from operations, and its proposed Restructuring, including the New Financing Agreement.

                  Although there can be no assurance that the plans set forth above will provide the Company with adequate resources, the Company believes that these initiatives will have a positive impact on future operating results.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

                  The consolidated financial statements include the accounts of the Company and its subsidiaries. Material intercompany accounts and transactions have been eliminated.

Use of Estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share:

                  Net loss per share has been computed by dividing the applicable net loss by the weighted average number of common shares outstanding during the year. Common equivalent shares were not included as their inclusion would have been antidilutive.

Revenue Recognition:

                  Revenues are recorded at the time merchandise is shipped, and with regard to the outlet stores, at the time when goods are sold to the customer.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Credit Terms:

                  The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. At June 30, 1997 and 1996, approximately 62% and 66%, of the Company's accounts receivables were due from department store customers owned by four single corporate entities. During fiscal 1997, approximately 63% of the Company's net sales were made to department store customers owned by four single corporate entities, as compared to 60% in fiscal 1996 and 55% in fiscal 1995. Sales to Dillard's Department Stores accounted for 33% of net sales in fiscal 1997, 29% of net sales in fiscal 1996 and 22% of net sales in fiscal 1995. Sales to nine department store companies owned by The May Department Stores Company accounted for approximately 16% of the Company's net sales in fiscal 1997, 10% of net sales in fiscal 1996 and 15% of net sales in fiscal 1995. Sales to eight department store companies owned by Federated Department Stores accounted for approximately 8% of net sales in fiscal 1997, 5% of net sales in fiscal 1996 and 11% of net sales in fiscal 1995. Sales to two department store customers owned by TJX Companies, Inc. accounted for approximately 6% of net sales in fiscal 1997, 16% of net sales in fiscal 1996 and 7% of net sales in fiscal 1995.

                  The percentages of net sales are based upon stores owned by the four corporate entities at the end of fiscal 1997. As a result of the Company's dependence on these customers, they may have the ability to influence the Company's business decisions. The loss of or significant decrease in business from any of its major customers would have a material adverse effect on the Company's financial position and results of operations.

Cash Equivalents:

                  Cash equivalents are short-term, highly liquid investments purchased with an original maturity of three months or less.

Inventories:

                  Inventories are stated at the lower of cost, using the first-in, first-out method, or market.

Fixed Assets:

                  Furniture and equipment are depreciated principally using the straight-line method over eight years. Leasehold improvements are amortized using the straight-line method over either the term of the lease or the estimated useful life of the improvement, whichever period is shorter. Computer software is depreciated using the straight-line method over three years.

Other Assets:

                  "In store" fixtures and signs are depreciated using the straight line method over five years.

Foreign Currency Transactions:

                  The Company negotiates substantially all of its purchase orders with foreign manufacturers in United States dollars. The Company considers the United States dollar to be the functional currency of its overseas subsidiaries. All foreign currency gains and losses are recorded in the Consolidated Statement of Operations.

Income Taxes:

                  The Company records income taxes in accordance with Financial Accounting Standards Board Statement SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to enter into the determination of taxable income (loss).

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Fair Value of Financial Instruments

                  For financial instruments, including cash and cash equivalents, accounts receivable and payable, accruals and notes payable -- bank, it was assumed that the carrying amounts approximated fair value due to their short maturity.

                  It is not practicable to determine the fair value of the subordinated debt with the principal shareholder as alternative sources of financing have not been evaluated by the Company.

Effect of Accounting Pronouncements Not Yet Adopted:


                  Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, effective for interim and annual periods ending after December 15, 1997, establishes standards for computing and presenting earnings per share ("EPS") and simplifies the standards for computing EPS currently found in Accounting Principles Board Opinion No. 15, Earnings per Share, Common stock equivalents under APB No. 15, with the exception of contingently issuable shares (shares issuable for little or no cash consideration), are no longer included in the calculation of primary, or basic EPS. Under SFAS No. 128, contingently issuable shares are included in the calculation of basic EPS. For the year ended June 30, 1997, the adoption of SFAS No. 128 would not have had a material effect on the calculation of EPS.


                  SFAS No. 129, Disclosure of Information about Capital Structure, effective for periods ending after December 15, 1997, establishes standards for disclosing information about an entity's capital structure. This statement requires disclosure of the pertinent rights and privileges of various securities outstanding (stocks, options, warrants, preferred stock, debt and participation rights) including dividend and liquidation preferences, participant rights, call prices and dates, conversion or exercise prices and redemption requirements. Adoption of this statement will have no effect on the Company as it currently discloses the information required.

                  In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("SFAS 130"). SFAS 130 established standards for reporting comprehensive income and its components in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal periods beginning after December 15, 1997. The Company has not yet determined the impact, if any, of adopting this standard.

3. INVENTORIES

Inventories consist of:                                                               JUNE 30,         JUNE 30,
                                                                                       1997             1996
                                                                                   -----------      --------
                                                                                              (IN THOUSANDS)
          Finished goods ..........................................                    $19,981           18,151
          Work-in-process ........................................                       1,027            1,471
          Raw materials ..........................................                       2,738            1,634
                                                                                      --------         --------
                                                                                       $23,746          $21,256
                                                                                       =======          =======

Inventories include merchandise in transit (principally finished goods) of approximately $8.5 million at June 30, 1997 and $9.0 million at June 30, 1996.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. FIXED ASSETS

Fixed assets at cost, net of accumulated depreciation and amortization, consist of:

                                                                                     JUNE 30,         JUNE 30,
                                                                                       1997             1996
                                                                                   ----------       --------
                                                                                             (IN THOUSANDS)
          Furniture and equipment...........................................         $10,233          $10,234
          Leasehold improvements............................................           7,955            8,118
                                                                                      ------          -------
                                                                                     $18,188          $18,352
          Less accumulated depreciation and amortization....................          16,893           16,454
                                                                                     -------          -------
                                                                                     $ 1,295          $ 1,898
                                                                                     =======          =======

5.  INCOME TAXES

Significant components of the Company's net deferred tax assets are as follows:

                                                                                 JUNE 30,          JUNE 30,
                                                                                 1997              1996
                                                                             ------------      --------
                                                                                         (IN THOUSANDS)
                  Deferred tax assets:
                    Net operating loss carryforwards.........................   $ 42,500          $ 38,200
                    Costs capitalized to inventory for tax purposes..........      1,300               900
                    Accrued interest, subordinated debt/warrants.............      4,000             3,000
                    Book over tax depreciation...............................      2,000             1,900
                    Sales allowances not currently deductible................      2,100             1,600
                    Reserves and other items not currently deductible........      1,700             1,200
                                                                               ---------          --------
                                                                                  53,600            46,800
                  Valuation allowance for deferred tax assets................    (53,600)          (46,800)
                                                                                  ------            ------
                  Net deferred tax asset....................................$          0         $       0
                                                                            =============        =========

There was a change in the valuation allowance for the year ended June 30, 1997 of $ 6.8 million.

                                                                                       FISCAL YEAR ENDED JUNE 30,
                                                                                 1997              1996              1995
                                                                             ------------      ------------      --------
                                                                                             (IN THOUSANDS)
                  Benefit for federal
                    income taxes at the statutory rate of
                    35.0% in each of 1997, 1996 and 1995.....................    ($5,694)          ($8,430)         ($9,665)
                  State and local income taxes
                    net of federal tax benefit...............................         50               301              301
                  Executive compensation in excess of
                    amount deductible for tax purposes.......................         --                --            2,100
                  Other......................................................         51                35               35
                  Effect of unrecognized federal tax loss
                    carryforwards............................................      5,643             8,395            7,530
                                                                                --------          --------          -------
                  Provision for income taxes.................................  $      50          $    301          $   301
                                                                               ==========         ========          =======

                  At June 30, 1997, the Company has a federal net operating loss carryforward for income tax purposes of approximately $101 million, which will expire between 2006 and 2011.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  FINANCIAL AGREEMENT

                  The Company and BNYF, a wholly owned subsidiary of The Bank of New York, entered into a financing agreement in July 1991, which was amended and restated effective as of February 21, 1995 and further amended, effective as of September 28, 1995 (the "September 1995 Amendment"), May 9, 1996 (the "May 1996 Amendment"), September 17, 1996 (the "September 1996 Amendment"), January 31, 1997 (the "January 1997 Amendment"), March 21, 1997 (the "March 1997 Amendment"), and April 1, 1997 (the "April 1, 1997 Amendment") and April 29, 1997 (the "April 29, 1997 Amendment") (collectively, the "Old Bank Debt Agreement"). The Old Bank Debt Agreement provided the Company with a $72 million credit facility for letters of credit and direct borrowings, with a sublimit for loans and advances ranging between $40.0 and $58.0 million. The amount of financing available was based upon a formula incorporating eligible receivables and inventory, cash balances, other collateral and permitted overadvances, all as defined in the Old Bank Debt Agreement. At June 30, 1997, the Company had availability of approximately $2.1 million (inclusive of overadvance availability) under the Old Bank Debt Agreement. The Company's obligations under the Old Bank Debt Agreement were secured by the Company's accounts receivable, inventory and trademarks.

                  The Old Bank Debt Agreement contained certain financial covenants including covenants limiting the Company's tangible net worth deficit and working capital deficiency. In addition to a cap on personal property leases, the Company was also prohibited from declaring or paying dividends or making other distributions on its capital stock, with certain exceptions. During the third quarter of fiscal year 1996, the Company was not in compliance with certain financial covenants. BNYF had waived such noncompliance.

                  Interest on direct borrowings was payable monthly at an annual rate equal to the higher of (i) The Bank of New York's prime rate (8.25% at June 30, 1997) plus 0.5% (The Bank of New York prime rate plus 1.5% in the event the Company's overadvance position exceeded the allowable overadvances) or (ii) the Federal Funds Rate in effect plus 1% (Federal Funds Rate in effect plus 2% in the event the Company's overadvance position exceeded the allowable overadvances). There was a commitment fee of 0.375% of the unused portion of the line, payable monthly, and letter of credit fees equal to 0.125% of the outstanding letter of credit balance, payable monthly. The Old Bank Debt Agreement required the payment of minimum service charges of $0.6 million per annum. In connection with the May 1996 Amendment, BNYF was paid a fee of $25,000, and additional fees of $10,000 per month through December 1996 were provided for, with BNYF agreeing to provide specified levels of overadvances up to $10.0 million through the same period. In connection with the September 1996 Amendment, BNYF agreed to provide overadvances of up to $15.0 million through June 1997. BNYF could have terminated the Old Bank Debt Agreement after February 20, 1999, upon 60 days' written notice to the Company. The weighted average interest rate was 6.7%, 8.9% and 9.0% for the years ended June 30, 1994, 1995, and 1996, respectively.

                  Josephine Chaus has arranged for the Letter of Credit in various amounts since April 1994 in return for which BNYF has increased the availability under the Old Bank Debt Agreement. In consideration for credit support provided by Ms. Chaus to the Company prior to February 1995, Ms. Chaus was granted 1,216,500 warrants (the "1994 Warrants"), exercisable through November 22, 1999, at prices ranging between $2.25 to $4.62 per share. In February 1995 Josephine Chaus increased the Letter of Credit to $10.0 million and extended its term to October 31, 1995 (the "February 1995 Increase/Extension"). In addition, in February 1995, Mrs. Chaus provided a $5.0 million personal guarantee (the "$5.0 Million Guarantee"), to be in effect during the Old Bank Debt Agreement's term. In September 1995, Ms. Chaus further extended the term of the Letter of Credit to January 31, 1996 (the "September 1995 Extension"). In consideration of the February 1995 Increase/Extension, the $5.0 Million Guarantee and the September 1995 Extension, a special committee consisting of disinterested members of the Board of Directors of the Company (the "Special Committee") authorized the issuance of warrants (the "1995 Warrants") to purchase an aggregate of 1,580,000 shares of Common Stock at prices ranging between $4.05 and $6.75 per share. The issuance of the 1995 Warrants was approved at the 1995 Annual Meeting of Stockholders. Ms. Chaus received warrant compensation for her provision of the $5.0 Million Guarantee only through October 31, 1995. Thereafter, for each three month period of the $5.0 Million Guarantee, she has received cash compensation of $50,000, as authorized by the Special Committee. The issuance of the 1994 Warrants, the warrants for the February 1995 Increase/Extension and the warrants for the $5.0 Million Guarantee were recorded in fiscal 1995 at a value of $1.1 million, included as a charge to interest expense with a corresponding increase to additional paid-in capital. The issuance of the warrants for the September 1995 Extension was recorded in the second quarter of fiscal 1996 at a value of $0.2 million, included as a charge to interest expense with a corresponding increase to additional paid-in capital.

                  In connection with the September 1995 Amendment, Ms. Chaus provided the Company with an option to further extend the Letter of Credit to July 31, 1996 (the "July 1996 Option"), subject to the consummation of the Company's November 1995

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

public offering of Common Stock. In January 1996, the Company exercised the July 1996 Option to extend the Letter of Credit to July 31, 1996 (the "July 1996 Extension"). In consideration of her provision of the July 1996 Extension, the Special Committee authorized the issuance to Ms. Chaus, of warrants (the "1996 Warrants") to purchase an aggregate of 682,012 shares of Common Stock at a price of $4.20 per share. The issuance of the 1996 Warrants was approved by the stockholders of the Company at the 1996 Annual Meeting of Stockholders. The issuance of the 1996 Warrants ($0.3 million) was recorded in the third quarter of fiscal 1996, at a value of $0.3 million and was included as a charge to interest expense with a corresponding increase to additional paid-in capital.

                  In connection with the May 1996 Amendment, Ms. Chaus agreed to extend the Letter of Credit to January 31, 1997 (the "January 1997 Extension") and additionally provided a collateralized increase of $5.0 million in the $5.0 Million Guarantee to $10.0 million (the "$10.0 Million Guarantee"). In connection with the January 1997 Extension, the Special Committee approved the payment of cash compensation to Ms. Chaus of $100,000 for each three month period of the Letter of Credit as extended from July 31, 1996 to January 31, 1997. For her provision of the $10.0 Million Guarantee, the Special Committee approved an increase in the amount of cash compensation payable to Ms. Chaus for her guaranty, to $100,000 for each three month period of the $10.0 Million Guarantee.

                  In connection with the September 1996 Amendment, Ms. Chaus agreed to extend the Letter of Credit to July 31, 1997 (the "July 1997 Extension") and increase the amount of the $10.0 Million Guarantee by $2.5 million to $12.5 million (the "$12.5 Million Guarantee") and fully collateralize the $12.5 Million Guarantee. In connection with the July Extension, the Special Committee approved the payment of cash compensation to Ms. Chaus of $100,000 for each additional three month period of the Letter of Credit as extended from January 31, 1997 to July 31, 1997. For her provision of the $12.5 Million Guarantee, the Special Committee approved an increase in the amount of cash compensation payable to Ms. Chaus for her guaranty, to $125,000 for each three month period of the $12.5 Million Guarantee.

                  The senior secured bank debt owing to BNYF by the Company, as of September 30, 1997 (the "Bank Debt") consisted of approximately (i) $57.5 million in respect of direct borrowings, and (ii) $17.5 million in respect of letters of credit.

                  In the Restructuring, the $57.5 million in respect of direct borrowings by the Company has been and will be refinanced as follows: (i) $15 million has been refinanced by BNYF pursuant to the terms of the New Term Loan;
(ii) approximately $20 million has been refinanced under the terms of the New Revolving Facility; (iii) $12.5 in respect of borrowings previously guaranteed by Ms. Chaus will be satisfied in full out of proceeds from a loan made by BNYF to Ms. Chaus (the "BNYF--J. Chaus Loan"), and Ms. Chaus shall become subrogated to the rights of BNYF with respect to such loan amount (the "Subrogated Loan") until the Subrogated Loan is exchanged for equity, as set forth above; and (iv) $10 million will be satisfied in full out of proceeds received from the Rights Offering pursuant to the Purchase Commitment.

                  Under the terms of the Restructuring the $17.5 million of Bank Debt owing to BNYF in respect of letters of credit will be refinanced by BNYF pursuant to the terms of the New Financing Agreement.

                  The approximately $75 million of Bank Debt that has been refinanced as part of the Restructuring, has been refinanced under two facilities that are part of the New Financing Agreement: (i) the New Revolving Facility which is a $66 million five-year revolving credit line with a $20 million sublimit for letters of credit, and (ii) the New Term Loan which is a $15 million term loan facility. Each facility will mature on December 31, 2002. The Company's obligations under the New Financing Agreement are secured by a first priority lien on substantially all of the Company's assets, including the Company's accounts receivable, inventory and trademarks.

                  Interest on the New Revolving Facility accrues at 1/2 of 1% above the Prime Rate and is payable on a monthly basis, in arrears. Interest on the New Term Loan accrues at an interest rate ranging from 1/2 of 1% above the Prime Rate to 1 1/2% above the Prime Rate, which interest rate will be determined, from time to time, based upon the Company's availability under the New Revolving Facility. With the exception of warrants issued to BNYF (as discussed below), the Company's execution of the New Financing Agreement did not require the payment of any commitment, closing, administration or facility fees. The New Financing Agreement provides for service charges and letter of credit fees on substantially the same terms as those existing under the Company's Old Bank Debt Agreement with BNYF.

                  Amortization payments in the amount of $250,000 are payable quarterly in arrears in connection with the New Term Loan. The first amortization payment is due on March 31, 1998. A balloon payment in the amount of $10.25 million is due on

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

December 31, 2002. In the event of the earlier termination by the Company of the New Financing Agreement, the Company will be liable for termination fees initially equal to $2.8 million, and declining to $2.2 million after October 8, 2000.

                  BNYF's existing warrants to purchase 125,000 shares of Common Stock (the "Existing BNYF Warrants") were extinguished, and BNYF received new warrants (the "New BNYF Warrants") to purchase (i) 375,000 shares of the Company's Common Stock, with an exercise price of $1.0625 per share, the closing price per share of the Common Stock on June 26, 1997, the date on which BNYF and the Company executed a commitment letter (the "Commitment Letter") describing the terms and conditions of the Restructuring and (ii) 125,000 shares of the Company's Common Stock, with an exercise price equal to the thirty day average trading price on the New York Stock Exchange beginning on the date of the consummation of the Rights Offering.

                  The New Financing Agreement amends certain provisions of the Old Bank Debt Agreement and provides for maximum availability of $81 million, and overadvances of up to $12.8 million. The New Financing Agreement also amends certain financial covenants contained in the Old Bank Debt Agreement. The New Financing Agreement provides for certain additional events of default, among which are the default by Ms. Chaus under the Bank Debt Put (as defined below), and the failure by the Company to close all of its retail outlets by the end of January 1988.

                  As an inducement to BNYF to enter into the New Financing Agreement, Ms. Chaus has agreed with BNYF that she will purchase, at the option of BNYF, a $2.5 million junior participation in the New Financing Agreement between the Company and BNYF, in the event that (i) an event of default occurs under the New Financing Agreement prior to before May 15, 1998 or (ii) the Rights Offering is not consummated prior to May 15, 1998 (the "Bank Debt Put").

                  Ms. Chaus previously entered into a deposit letter dated July 23, 1997 (the "July Deposit Letter") pursuant to which she provided $10 million in cash collateral to secure the Bank Debt in substitution for the letter of credit previously provided by her. The July Deposit Letter was amended on October 10, 1997 to provide that the $10 million in cash collateral shall be held as collateral to secure indebtedness under the New Financing Agreement. Immediately prior to the consummation of the Rights Offering, and subject to the other conditions of the Restructuring being satisfied, such collateral will be released and used by Ms. Chaus to purchase shares of Common Stock issuable to her upon the exercise of the Rights, in satisfaction of her Purchase Commitment in connection with the Rights Offering. The Company will use the proceeds from the Purchase Commitment to retire $10 million of Bank Debt.

                  On October 10, 1997, in substitution for the personal guaranty of $12.5 million of Bank Debt (the "$12.5 Million Guarantee") previously provided by Ms. Chaus, she entered into a deposit letter (the "October Deposit Letter") pursuant to which she provided $12.5 million in cash collateral to secure the Bank Debt. The cash collateral was provided from the proceeds of the BNYF--J. Chaus Loan. Immediately prior to the consummation of the Rights Offering, and subject to the other conditions to the Restructuring being satisfied, the $12.5 million in cash collateral will be released and shall be used to retire $12.5 million of the Bank Debt. As a result of such repayment, the Company will become indebted to Ms. Chaus for $12.5 million. Pursuant to the terms of the Subrogated Loan, as described above, the Subrogated Loan will, immediately thereafter, be exchanged by Ms. Chaus for shares of Common Stock of the Company.

                  Pursuant to the New Financing Agreement, in the event that the Rights Offering is not consummated by May 15, 1998, the cash collateral held under the October Deposit Letter and the July Deposit Letter will be applied by BNYF to retire $22.5 million of the Bank Debt.

                  In connection with the Restructuring, Ms. Chaus has agreed in principle to relinquish all of her rights in and to her existing warrants, and such warrants, to the extent they have not been exercised, shall be extinguished.

7.  RESTRUCTURING

                  In June 1997, the Company announced a proposed restructuring program to be implemented by the Company. In September 1997, the disinterested members of the Board of Directors of the Company unanimously approved the restructuring program (the "Restructuring") pursuant to which:

                  (i) the Company will seek to raise up to $20 million, but not less than $12.5 million, of equity through a rights offering (the "Rights Offering");

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  (ii) approximately $40.5 million of the Company's indebtedness to Ms. Chaus, consisting of $28 million of existing subordinated indebtedness (including accrued interest through January 15, 1998) and $12.5 million of indebtedness which will be owed to Josephine Chaus ("Ms. Chaus" or "J. Chaus"), will be converted into Common Stock of the Company (the "Conversion Commitment");

                  (iii) a new revolving credit facility (the "New Revolving Facility"), and a new term loan facility (the "New Term Loan", and together with the New Revolving Facility, the "New Financing Agreement") was entered into with BNY Financial Corporation ("BNYF"), the Company's current working capital lender, on October 10, 1997; and

                  (iv) the Company will implement a 1-for-10 reverse stock split (the "Stock Split").

                  Under the proposed Restructuring, the Company's existing trade claims, which are primarily held by the Company's customers and vendors, would be unaffected.

                  In connection with the Restructuring, (i) Andrew Grossman, the Company's Chief Executive Officer, has agreed in principle to relinquish all of his rights to his existing options, to the extent that they have not been exercised prior to the consummation of the Restructuring, and (ii) Ms. Chaus has agreed in principle to relinquish all of her rights to her existing warrants, to the extent that they have not been exercised prior to the consummation of the Restructuring.

                  The Company currently intends that employees holding options will be offered the right to exchange such options for new options. See Note 9.


                  Consummation of the Restructuring is subject to (i) the approval by the Company's stockholders of (a) the Stock Split, (b) the issuance of 10,510,910 shares of Common Stock of the Company to J. Chaus in connection with the Conversion Commitment, (c) the sale by the Company of 6,988,635 shares to J. Chaus in connection with the Purchase Commitment (as defined below), and
(d) the sale by the Company of up to 1,747,160 shares to J. Chaus in connection with the Standby Commitment (as defined below), and (ii) the absences of any litigation or governmental action challenging or seeking to enjoin the Rights Offering which in the sole judgment of the Company makes it inadvisable to proceed with the Rights Offering. Accordingly, until such conditions are satisfied, there can be no assurance that the Restructuring will be consummated. It is presently contemplated that the Restructuring will be consummated by January 15, 1998. Ms. Chaus, Chairwoman of the Board, a principal stockholder of the Company, and the owner of a majority of the Company's Common Stock, has advised the Company that she intends to vote her shares in favor of all matters relating to the Restructuring, thereby assuring stockholder approval of such matters.


                  The Company recorded a $2.3 million restructuring charge in the fourth quarter of fiscal 1997 for costs to be incurred in connection with the Restructuring, which was announced in June 1997. The costs incurred relate to the closing of the Company's outlet stores (such as professional fees, lease termination expenses, and write-off of fixed assets), in addition to professional fees and other expenses associated with the implementation of the Company's proposed Restructuring. In addition, the Company recorded a $1.1 million charge to cost of goods sold related to the liquidation of the retail outlet store inventory.

                  The following table sets forth the consolidated capitalization of the Company as of June 30, 1997 and the unaudited pro forma consolidated capitalization of the Company after giving effect to the Restructuring as if certain items had occurred at June 30, 1997. Such items include (i) subordinated indebtedness owed and to be owed to Josephine Chaus, being converted into Common Stock of the Company, (ii) as part of the Rights Offering, the Company raising at least $12.5 million of equity (less expenses of the Rights Offering of $.5 million) from the principle stockholder and/or other stockholders, (iii) $12.5 million in respect of borrowings previously

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

guaranteed by Ms. Chaus being satisfied in full out of proceeds from the BNYF--J. Chaus Loan, and (iv) obtaining the New Term Loan in the amount of $15 million.


                                                                      AS OF
                                                                 JUNE 30, 1997
                                                                 -------------
                                                         ACTUAL                  PRO FORMA
                                                         ------                  ---------
Total Debt

   Bank Debt                                          $  37,756              $           -

   Subordinated Promissory Notes                         26,374                          -

   Term Loan                                            -                           15,000
                                                 --------------              -------------

         Total debt                                      64,130                     15,000

Total stockholders' deficiency                          (57,060)                    (6,186)
                                                     -----------              -------------

         Total capitalization                        $    7,070                 $    8,814
                                                     ==========                 ==========


                  Although there can be no assurance, the Company believes that the Company will have adequate resources after the consummation of the Restructuring.

8.  SUBORDINATED PROMISSORY NOTES

                  The Company had outstanding at June 30, 1997, $26.4 million, including accrued interest at 12% per annum, of subordinated promissory notes payable to Josephine Chaus, certain of which were originally issued on June 30, 1986 and the remainder of which were issued in February and March 1991 (the "Subordinated Notes"). The Company has been prohibited from making payments of principal or interest on the Subordinated Notes since 1993 (with the exception of principal payments of approximately $0.5 million, $0.3 million and $0.3 million in November 1993, February 1994 and August 1994, respectively) as a result of restrictive covenants under the Old Bank Debt Agreement. In connection with the public offering, Ms. Chaus extended the maturity date of the Subordinated Notes (which were to mature on July 1, 1996) to July 1, 1998.

                  In September 1994, Josephine Chaus loaned $7.2 million to the Company in exchange for subordinated promissory notes bearing interest at 12% per annum. Proceeds of such cash infusion were used for costs and associated expenses related to the signing of the Company's new chief executive officer. In November 1994, in order to provide additional equity to the Company, to enhance the Company's balance sheet and to accommodate the bank, Josephine Chaus subsequently agreed, at the request of the Special Committee, to exchange such notes for shares of Common Stock of the Company on terms determined by a Special Committee of the Board of Directors. In November 1994, following stockholder approval, Josephine Chaus exchanged such notes, including accrued interest thereon ($.2 million), for 1,914,500 shares of Common Stock (based upon a purchase price of $3.85 per share). The purchase price was determined by the Special Committee and the purchase was approved by the Company's stockholders at the November 22, 1994 Annual Meeting of Stockholders.

                  In connection with the Restructuring, Ms. Chaus has agreed to convert all indebtedness owed to her by the Company into Common Stock. See Notes 6 and 7.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9. EMPLOYEE BENEFIT PLANS

Pension Plan:

                  Pursuant to a collective bargaining agreement, all of the Company's union employees are covered by a defined benefit pension plan. Pension expense amounted to approximately $53,000, $105,000 and $69,000 in fiscal 1995, 1996 and 1997, respectively. As of December 31, 1996, the actuarial present value of the accumulated vested and non-vested plan benefits amounted to $0.5 million and net assets available for benefits amounted to $0.5 million. Actuarial assumptions related to weighted average interest rate and weighted average rate of return were 8.0% and 8.5%, respectively, for each of 1995, 1996 and 1997.

Savings Plan:

                  The Company has a savings plan (the "Savings Plan") under which eligible employees may contribute a percentage of their compensation and the Company (subject to certain limitations) will match 50% of the employee's contribution. Company contributions will be invested half in the Common Stock of the Company and half in investment funds selected by the participant and are subject to vesting provisions of the Savings Plan. Expense under the Savings Plan was approximately $0.2 in each of fiscal 1995, 1996 and 1997. An aggregate of 100,000 shares of Common Stock has been reserved for issuance under the Savings Plan.

Restricted Stock Plan:

                  In November 1987, the Company's stockholders approved the adoption of a restricted stock plan (the "Restricted Plan"). Pursuant to the Restricted Plan, 250,000 restricted shares of the Company's Common Stock were reserved for allocation to key employees of the Company. The restrictions on the shares terminate as to 25 percent of such shares on each anniversary of their date of allocation. As of June 30, 1997, no restricted shares have been granted under this plan.

Stock Option Plan:

                  Pursuant to the Company's 1986 Stock Option Plan, as amended (the "Option Plan"), the Company may grant to eligible individuals incentive stock options, as defined in the Internal Revenue Code, and non-incentive stock options. At the annual meeting of stockholders in November 1993, the stockholders approved the increase in the number of shares of Common Stock with respect to which options may be granted from 1,500,000 shares to 2,500,000 shares. No stock options may be granted subsequent to 2006 and the exercise price may not be less than 100% of the fair market value on the date of grant for incentive stock options and 85% of the fair market value on the date of grant for non-incentive stock options.

                  In connection with the Restructuring, the Company currently intends that employees holding options will be offered the right to exchange such options for new options.

Grossman Option Plan:

                  At the annual meeting of stockholders in November 1994, the stockholders approved the issuance of options for the Company's new Chief Executive Officer (the "Grossman Option Plan") to purchase 3,000,000 shares of Common Stock. Of this amount, 1,500,000 options were granted in September 1994 (and included in the following table), and the balance were granted in September 1995 in connection with the extension of the term of his employment agreement. The Company and Mr. Grossman are currently negotiating amendments to his employment agreement. See Note 11.


                                            BERNARD CHAUS, INC. AND SUBSIDIARIES
                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Total Options Reserved for Issuance

                  At June 30, 1997, a total of approximately 4,936,000 shares of Common Stock were reserved for issuance under the Stock Option, Savings and Grossman Option Plans.

                                                                                 NON-INCENTIVE
                                                                                 STOCK OPTIONS
                                                                          ----------------------------

                                                                   NUMBER                         EXERCISE
                                                                 OF SHARES                        PRICE RANGE
                                                                -----------                      -------------

Outstanding at July 1, 1994                                      1,419,148                        $1.875--$9.375
Options granted                                                  2,186,688                        $2.250--$4.750
Options canceled                                                  (555,428)                       $2.000--$9.375
Options exercised                                                 (183,550)                       $2.000--$4.750
                                                                ----------

Outstanding at June 30, 1995                                     2,866,858                        $1.875--$4.875
Options granted                                                  2,064,000                        $3.625--$5.875
Options canceled                                                  (687,201)                       $1.875--$5.875
Options exercised                                                 ( 70,643)                       $1.875--$4.880
                                                               -----------

Outstanding at June 30, 1996                                     4,173,014                        $1.875--$5.625
Options granted                                                     95,000                        $2.375--$3.125
Options canceled                                                   (67,006)                       $2.000--$4.880
Options exercised                                                   (6,250)                       $2.000--$2.000
                                                               ------------

Outstanding at June 30, 1997                                     4,194,758                        $1.875--$5.625
                                                                 =========                        ==============

                  The stock options become exercisable in annual 25% increments commencing one year after issuance. As of June 30, 1997 options to purchase approximately 1,205,000 shares were exercisable.

Stock Based Compensation:

                  All stock options are granted at fair market value of the Common Stock at grant date. The weighted average fair value of stock options granted during 1997 and 1996 was $1.93 and $3.29, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for the grants in 1996: risk-free interest rate of 6.38%; expected dividend yield of 0%; expected life of 3.05 years; and expected volatility of 97.25%. The outstanding stock options at June 30, 1997 have a weighted average contractual life of 7.68 years. The number of stock options exercisable at June 30, 1997 was 4,219,758. These options have a weighted average exercise price of $3.85 per share.

                  The Company accounts for the stock option plans in accordance with the Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for stock option awards. Had compensation cost been determined consistent with Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's pro forma net loss for 1997 and 1996 would have been $19,658 and $26,469, respectively. The Company's pro forma net loss per share for 1997 and 1996 would have been $0.73 and $1.10, respectively. Because the SFAS 123 method of accounting has not been applied to options granted prior to 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

10.  1994 RESTRUCTURING PLAN AND UNUSUAL EXPENSES

                  Relative to the 1994 Restructuring Plan discussed in Note 1, during the first fiscal quarter of 1995 the Company recorded restructuring expenses of $1.2 million. These costs primarily related to employee severance as the Company continued to reduce overhead costs.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  In January 1995, the Company signed favorable early termination agreements with the landlords of certain outlet stores, for which the Company had previously provided a reserve as part of its restructuring expenses at June 30, 1994. As a result, the Company was able to reduce its restructuring expenses by approximately $1.3 million. The benefit of this reduction was offset, however, by certain additional expenses provided by the Company related to its retail and overseas operations.

                  During the first fiscal quarter of 1995, the Company recorded unusual expenses of $7.8 million primarily related to costs associated with the signing of the Company's new Chief Executive Officer. In the fourth quarter of fiscal 1995, the Company recorded an additional $0.5 million related to certain legal matters.

11. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Lease Obligations:

                  The Company leases showroom, distribution and office facilities, retail outlet facilities and equipment under various noncancellable operating lease agreements which expire through 2006. In connection with the Restructuring, the Company will close all of its retail outlet stores (other than the retail outlet store located at the Company's Secaucus facility, the space for which is leased by the Company as part of its warehouse lease) by the end of January 1998. See Note 7. Rental expense for the years ended June 30, 1995, 1996 and 1997 was approximately 7.0 million, $5.8 million, and $4.7 respectively.

                  The minimum aggregate rental commitments at June 30, 1997 are as follows (in thousands):

                       Fiscal year ending:

                       1998 ..............................     $3,460
                       1999 ..............................      2,318
                       2000 ..............................      2,000
                       2001 ..............................        610
                       2002 ..............................        436
                      Subsequent to 2002 .................        576
                                                             --------
                                                               $9,400

                  The above table reflects rental commitments under the present lease agreements including approximately $4.9 million related to retail store leases. Under the proposed Restructuring, the Company plans to close substantially all of its retail outlet stores (see Note 1). The lease termination cost associated with these closings is approximately $800,000.

Letters of Credit:

                  The Company is contingently liable under letters of credit issued by banks to cover contractual commitments for merchandise purchases of approximately $13.6 million at June 30, 1997.

Litigation:

                   On April 19, 1993, a Class Action Complaint was filed in the Superior Court of New Jersey, Hudson County, against the Company and others, including the lead underwriter of the Company's 1986 initial public offering, alleging common law fraud and negligent misrepresentation in the sale of the Company's stock in its initial public offering. During fiscal 1996 the Company reached settlement regarding these claims for approximately $0.3 million, which expense had been provided for in a prior year. In connection with the Class Action Complaint, a claim for indemnification was asserted by the Company's former Underwriters against the Company. The indemnification claim demanded repayment of the legal fees and expenses incurred by the Underwriters in connection with the consolidated class actions entitled Phifer v. Chaus, et al. During fiscal 1996 the Company reached settlement regarding this matter for approximately $0.8 million, which expense had been provided for in a prior year.

                  The Company is a defendant in an action which was commenced in federal district court in New York by the Equal Employment Opportunity Commission ("EEOC") on behalf of three patternmakers, each of whom was terminated by the Company in late 1995. The complaint alleges discrimination on the basis of age and national origin. The Company was served with the complaint

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

on April 7, 1997. The complaint seeks equitable relief, including (i) reinstatement of the three individuals at issue, (ii) an injunction against the Company engaging in age or national-origin discrimination, and (iii) an order that the Company carry out an affirmative action program for individuals over 40 and for individuals of Italian and/or non-Asian origin. The complaint also seeks back pay, front pay, liquidated damages, compensatory damages, punitive damages, and the EEOC's costs in the action. The company will answer the complaint and deny the material allegations of the complaint and intends to vigorously oppose the action.

                  The Company is also involved in various other legal proceedings arising out of the conduct of its business. The Company believes that the eventual outcome of the proceedings referred to above will not have a material adverse effect on the Company's financial condition or results of operations.

Employment Agreement:

                  The Company has entered into a number of employment agreements with various senior executives. In addition to his $1 million salary, Mr. Grossman is entitled to a bonus equal to 5% of the Company's annual net profits, as defined, for the duration of his agreement, which expires in 2004. The Company and Mr. Grossman are currently negotiating amendments to his employment agreement and it is anticipated that a restated and amended employment agreement will be executed in the near term. It is expected that such amendments will, among other things, include a cash bonus based upon the Company's performance, the grant of new stock options in substitution for his existing stock options, and the waiver by Mr. Grossman of his entitlement to five percent (5%) of the Company's annual net profits, as currently provided in his employment agreement.

Nautica License Agreement

                  In September 1995, the Company entered into a license agreement (the "Nautica License Agreement") with Nautica Apparel Inc. ("Nautica"), pursuant to which the Company will arrange for the manufacture of, market, distribute and sell a new women's career and casual sportswear line under the Nautica name. The initial term of the Nautica License Agreement runs through December 31, 1999, and is thereafter renewable, at the option of the Company, for up to two periods of three years each, provided that certain conditions are met (including the successful attainment of certain sales targets and the requirement that Andrew Grossman continue in his position as Chief Executive Officer during the term of the Nautica License Agreement). The Company's obligations include minimum royalty and advertising payments.

                  Pursuant to the terms of the Nautica License Agreement, the Company has granted Nautica a ten-year option to purchase up to 150,000 shares of the Company's Common Stock at a purchase price of $5.00 per share (the closing price of the Common Stock on the NYSE on September 6, 1995, the date the Company entered into the Nautica License Agreement).

12.  COMMON STOCK OFFERING

                  On November 22, 1995, the Company issued 5,750,000 shares of Common Stock at a price of $3.00 per share in an underwritten public offering. Proceeds from the offering, net of commissions and other expenses totaling $1.8 million, were $15.4 million.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
         (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)


                                                                         SEPTEMBER 30,       JUNE 30,        SEPTEMBER 30,
                                                                             1997              1997              1996
                                                                             ----              ----              ----
                                                                          (UNAUDITED)                         (UNAUDITED)
ASSETS
Current Assets
Cash and cash equivalents ...........................................            $    236        $    330            $    210
Accounts receivable, net.............................................              29,159           7,451              23,384
Inventories .........................................................              22,549          23,746              20,997
Prepaid expenses and other current assets ...........................                 565             568                 755
                                                                                ---------        --------           ---------
         Total current assets .......................................              52,509          32,095              45,346
Fixed assets-- net ..................................................               1,157           1,295               1,764
Other assets ........................................................                 782             748               1,056
                                                                                ---------        --------         -----------
                                                                                  $54,448         $34,138             $48,166
                                                                                  =======         =======             =======
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities
Notes payable-- banks ...............................................             $56,178         $37,756             $38,356
Accounts payable.....................................................              19,003          19,825              19,942
Accrued expenses ....................................................               5,822           5,393               5,776
Accrued restructuring expenses.......................................               1,383           1,850                  64
                                                                                 --------        --------           ---------
         Total current liabilities ..................................              82,386          64,824              64,138
Subordinated promissory notes .......................................              27,121          26,374              24,264
                                                                                 --------        --------            --------
                                                                                  109,507          91,198              88,402
STOCKHOLDERS' DEFICIENCY
Preferred stock, $.01 par value,
         authorized shares -- 1,000,000;
         outstanding shares -- none
Common   stock, $.01 par value;
         authorized shares -- 50,000,000;
         issued shares -- 26,899,974 at
         September 30, 1997, June 30, 1997
         and September 30, 1996......................................                 269             269                 269
Additional paid-in capital ..........................................              65,463          65,463              65,463
Deficit .............................................................           (119,311)       (121,312)           (104,488)
Less:  Treasury stock, at cost --
         622,700 shares..............................................             (1,480)         (1,480)             (1,480)
                                                                                --------        --------            --------
         Total stockholders' deficiency..............................            (55,059)        (57,060)            (40,236)
                                                                                --------        --------            --------
                                                                                 $ 54,448        $ 34,138            $ 48,166
                                                                                 ========        ========            ========







    See accompanying notes to condensed consolidated financial statements.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)




                                                                              FOR THE QUARTER ENDED
                                                                      SEPTEMBER 30,          SEPTEMBER 30,
                                                                           1997                   1996
                                                                          ------                 -----
                                                                                  (UNAUDITED)
Net sales................................................                $ 58,856               $ 48,010
Cost of goods sold ......................................                  44,432                 35,532
                                                                        ---------              ---------
Gross profit.............................................                  14,424                 12,478

Selling, general and
  administrative expenses................................                  10,051                 10,255
                                                                        ---------              ---------
Income from operations...................................                   4,373                  2,223

Interest and other income, net...........................                     (3)                      6
Interest expense.........................................                 (2,319)                (1,838)
                                                                       ---------             ----------
Income before income taxes...............................                   2,051                    391
Income taxes.............................................                      50                     30
                                                                       ----------            -----------

Net income ..............................................                  $2,001                  $ 361
                                                                       ==========            ===========

Net income per share.....................................                   $0.08                  $0.01
                                                                       ==========            ===========
Weighted average number of
  common and common
  equivalent shares outstanding..........................              26,277,000             26,838,000
                                                                       ==========            ===========







    See accompanying notes to condensed consolidated financial statements.

                     BERNARD CHAUS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)


                                                                                                     FOR THE QUARTER ENDED
                                                                                              SEPTEMBER 30,        SEPTEMBER 30,
                                                                                                  1997                  1996
                                                                                                  ----                  ----
                                                                                                         (UNAUDITED)
Operating Activities
   Net income ......................................................................            $   2,001              $    361
Adjustments to reconcile net income
   to net cash used in operating activities:
Depreciation and amortization ......................................................                  196                   268
   Provision for losses on accounts receivable .....................................                   20                    20
   Deferred interest on
   subordinated promissory notes....................................................                  747                   676
Changes in operating assets and liabilities:
   Accounts receivable..............................................................              (21,728)              (15,409)
   Inventories .....................................................................                1,197                   259
   Prepaid expenses and other assets................................................                    8                 (465)
   Accounts payable ................................................................                 (822)                 2,507
   Accrued expenses ................................................................                  429                 (280)
   Accrued restructuring expenses ..................................................                 (467)                 (132)
                                                                                                ---------             ---------
Net Cash Used In Operating Activities...............................................              (18,419)              (12,195)
                                                                                                ---------             ---------
Investing Activities
Purchases of fixed assets ..........................................................                  (73)                 (134)
Purchases of in-store fixtures......................................................                  (24)                   --
                                                                                                ---------            ----------
  Net Cash Used In Investing Activities.............................................                 (97)                 (134)
                                                                                               ---------            ----------
Financing Activities
   Net proceeds from short-term bank borrowings ....................................               18,422                12,279
   Net proceeds from exercise of options............................................                    0                    13
                                                                                              -----------            ----------
Net Cash Provided By Financing Activities...........................................               18,422                12,292
                                                                                                 --------              --------
   Decrease in cash and cash equivalents ...........................................                 (94)                  (37)
   Cash and Cash Equivalents, Beginning of Quarter..................................                  330                   247
                                                                                                ---------             ---------
   Cash and Cash Equivalents, End of Quarter........................................            $     236             $     210
                                                                                                =========             =========

Cash Paid for:
  Taxes.............................................................................                    7                    13
  Interest..........................................................................                1,483                   996






    See accompanying notes to condensed consolidated financial statements.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
           Quarters Ended September 30, 1997 and September 30, 1996


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Presentation: The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the quarter ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending June 30, 1998 or any other period. The balance sheet at June 30, 1997 has been derived from the audited financial statements at that date. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended June 30, 1997.

                  Net Income Per Share: Net income per share has been computed by dividing the applicable net income by the weighted average number of common shares outstanding and common stock equivalents, if applicable.

2.       INVENTORIES

                  Inventories (principally finished goods) are stated at the lower of cost, using the first-in first-out (FIFO) method, or market. Included in inventories is merchandise in transit of approximately $7.0 million at September 30, 1997, $8.5 million at June 30, 1997 and $7.8 million at September 30, 1996.

3.       NEW FINANCING AGREEMENT

                  On October 10, 1997, the Company and BNY Financial Corporation, a wholly-owned subsidiary of The Bank of New York ("BNYF"), entered into a new revolving credit facility (the "New Revolving Facility") and a new term loan facility (the "New Term Loan" and, together with the New Revolving Facility, the "New Financing Agreement") which amended and restated in its entirety the Company's February 1995 financing agreement with BNYF, as amended (the "Old Bank Debt Agreement"). The New Financing Agreement amends certain provisions of the Old Bank Debt Agreement and provides for maximum availability of $81.0 million, and overadvances of up to $12.8 million. The New Financing Agreement also amends certain financial covenants contained in the Old Bank Debt Agreement. The New Financing Agreement provides for certain additional events of default, among which are the default by Josephine Chaus, Chairwoman of the Board, a principal stockholder of the Company and the owner of a majority of the Company's Common Stock ("Josephine Chaus" or "Ms. Chaus"), under the Bank Debt Put (as defined below), and the failure by the Company to close all of its retail outlets by the end of January 1998.

                  The New Financing Agreement consists of two facilities: (i) the New Revolving Facility which is a $66.0 million five-year revolving credit line with a $20.0 million sublimit for letters of credit, and (ii) the New Term Loan which is a $15.0 million term loan facility. Each facility matures on December 31, 2002.

                  Interest on the New Revolving Facility accrues at 1/2 of 1% above the Prime Rate and is payable on a monthly basis, in arrears. Interest on the New Term Loan accrues at an interest rate ranging from 1/2 of 1% above the Prime Rate to 1 1/2% above the Prime Rate, which interest rate will be determined, from time to time, based upon the Company's availability under the New Revolving Facility. With the exception of warrants issued to BNYF (as discussed below), the Company's execution of the New Financing Agreement did not require the payment of any commitment, closing, administration or facility fees. The New Financing Agreement provides for service charges and letter of credit fees on substantially the same terms as those existing under the Old Bank Debt Agreement. As part of the New Financing Agreement, BNYF's existing warrants were extinguished, and BNYF received new warrants to purchase 500,000 shares of the Company's Common Stock.

                  Amortization payments in the amount of $250,000 are payable quarterly in arrears in connection with the New Term Loan. The first amortization payment is due on March 31, 1998. A balloon payment in the amount of $10.25 million is due on December 31, 2002. In the event of the earlier termination by the Company of the New Financing Agreement, the Company will be liable for termination fees initially equal to $2.8 million, and declining to $2.2 million after October 8, 2000. The Company's obligations under the New Financing Agreement are secured by a first priority lien on substantially all of the Company's assets, including the Company's accounts receivable, inventory and trademarks.

                  As an inducement to BNYF to enter into the New Financing Agreement, Ms. Chaus has agreed with BNYF that she will purchase, at the option of BNYF, a $2.5 million junior participation in the New Financing Agreement in the event that (i) an event of default occurs under the New Financing Agreement prior to May 15, 1998, or (ii) the Rights Offering is not consummated prior to May 15, 1998 (the "Bank Debt Put").

                  The New Financing Agreement contains financial covenants requiring, among other things, the maintenance of minimum levels of tangible net worth, working capital and maximum permitted loss (minimum permitted profit).

4.       PROPOSED RESTRUCTURING OF INDEBTEDNESS

                  In June 1997, the Company announced a proposed restructuring program to be implemented by the Company. In September 1997, the disinterested members of the Board of Directors of the Company unanimously approved the restructuring plan (the "Restructuring") pursuant to which: (i) the Company will seek to raise, through an offer of rights to subscribe ("Rights"), up to $20.0 million, but not less than $12.5 million, of equity through a rights offering to all shares of Common Stock of the Company (the "Rights Offering") of 13,977,270 shares of Common Stock of the Company (on a post stock split basis); (ii) approximately $40.5 million of the Company's indebtedness to Ms. Chaus, consisting of $28.0 million of existing subordinated indebtedness (including accrued interest through January 15, 1998) and $12.5 million of indebtedness which will be owed to Ms. Chaus, will be converted into Common Stock of the Company; (iii) the New Financing Agreement (entered into on October 10, 1997); and (iv) the Company will implement a reverse stock split of the Company's Common Stock such that every ten (10) shares of Common Stock would be converted into one (1) share of Common Stock. In addition, the Company's retail outlet stores will be liquidated during the second quarter of fiscal 1998. In connection with the Restructuring, BNYF has agreed that the credit support, described above, heretofore provided by Ms. Chaus, will be terminated once the New Financing Agreement becomes effective. Consummation of the Restructuring is subject to the approval of certain aspects of the Restructuring by the stockholders of the Company. Accordingly, until such approval is obtained, there can be no assurances that the Restructuring will occur or be consummated. It is presently contemplated that the Restructuring will be consummated by January 31, 1998. Ms. Chaus, Chairwoman of the Board, a principal stockholder of the Company, and the owner of a majority of the Company's Common Stock, has advised the Company that she intends to vote her shares in favor of all matters relating to the Restructuring, thereby assuring stockholder approval of such matters.

                  The following table sets forth the consolidated capitalization of the Company as of September 30, 1997 and the unaudited pro forma consolidated capitalization of the Company after giving effect to the Restructuring as if certain items had occurred at September 30, 1997. Such items include (i) subordinated indebtedness owed and to be owed to Josephine Chaus, being converted into Common Stock of the Company, (ii) as part of the Rights Offering, the Company raising at least $12.5 million of equity (less expenses of the Rights Offering of $0.5 million) from Ms. Chaus and/or other stockholders, (iii) $12.5 million in respect of borrowings previously guaranteed by Ms. Chaus being satisfied in full out of proceeds from a loan made by BNYF to Ms. Chaus, and (iv) obtaining the New Term Loan in the amount of $15.0 million.


                                                                                   AS OF
                                                                             SEPTEMBER 30, 1997
                                                                             ------------------
                                                                     ACTUAL                    PRO FORMA
                                                                     ------                    ---------
Total Debt
   Bank Debt                                                         $ 56,178                   $  16,678
   Subordinated Promissory Notes                                       27,121                          --
   Term Loan                                                          --                           15,000
                                                                    ---------                   ---------
   Total Debt                                                          83,299                      31,678
Total stockholders' deficiency                                        (55,059)                     (3,438)
                                                                    ---------                   ---------
Total capitalization                                                $  28,240                   $  28,240
                                                                    =========                   =========


                  Although there can be no assurance, the Company believes that if the Restructuring is consummated, the Company will have adequate resources to operate its business assuming it meets its business plan.


                                                                                                                  SCHEDULE II

                                             BERNARD CHAUS, INC. & SUBSIDIARIES
                                              VALUATION AND QUALIFYING ACCOUNTS

                                                                                    ADDITIONS
                                                                  BALANCE AT        CHARGED TO                            BALANCE
                                                                   BEGINNING        COSTS AND                             AT END
DESCRIPTION                                                        OF YEAR           EXPENSES        DEDUCTIONS           OF YEAR
-----------                                                       ----------        ----------       ----------           -------
                                                                                                  (IN THOUSANDS)

Year ended June 30, 1997
  Allowance for doubtful accounts ................................   $   378        $     (20)     $      17 (1)          $   341
                                                                     =======        =========      =========              =======

  Reserve for sales discounts and
    customer allowances and deductions ...........................    $4,692          $18,976        $18,634 (2)           $5,034
                                                                       -----          -------        -------               ------

  Accrued restructuring expenses .................................   $   196          $ 1,850       $    196 (4)           $1,850
                                                                     -------          -------       --------               ------

Year ended June 30, 1996
  Allowance for doubtful accounts ................................   $   619          $   (70)      $    171 (1)           $  378
                                                                     -------          -------       --------               ------

  Reserve for sales discounts and
    customer allowances and deductions ...........................    $3,607          $17,519        $16,434 (2)           $4,692
                                                                      ------           ------         ------               ------

  Accrued restructuring expenses .................................    $2,804         $      0        $ 2,608 (4)           $  196
                                                                      ------         --------        -------               ------

Year ended June 30, 1995
  Allowance for doubtful accounts ................................    $  355          $    225      $    (39)(1)           $  619
                                                                      ------          --------      --------               ------

  Reserve for sales discounts and
    customer allowances and deductions ...........................    $5,985           $33,695       $36,073 (2)           $3,607
                                                                      ------           -------       -------               ------

  Accrued restructuring expenses .................................    $4,079         $   1,200      $  2,475 (3)           $2,804
                                                                      ------         ---------      --------               ------




--------------

(1)  Uncollectible accounts written off.

(2)  Allowances charged to reserve and granted to customers.

(3)  Reversal of provision no longer required and expenses charged to reserve.

(4)  Expenses charged to reserve.

NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THE RIGHTS OFFERING OTHER
THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE,                             RIGHTS TO SUBSCRIBE FOR
SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON                                    13,977,270 SHARES
AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS                                      OF COMMON STOCK
DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER                      EXPIRING ON JANUARY 23, 1998
TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY
JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED
OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT
QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO
MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR                                    [Chaus Logo]
THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO THE DATE HEREOF.
                             -----------

                          TABLE OF CONTENTS

                                                                                                -------------

                                                                                                 PROSPECTUS

                                                                                                _______, 1997

                                                                                                -------------



                                                             PAGE
AVAILABLE INFORMATION.....................................     3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........     3
PROSPECTUS SUMMARY........................................     4
SUMMARY HISTORICAL AND UNAUDITED
   PRO FORMA FINANCIAL DATA...............................    11
RISK FACTORS..............................................    13
UNAUDITED PRO FORMA FINANCIAL DATA .......................    17
PROJECTED FINANCIAL INFORMATION...........................    21
THE RIGHTS OFFERING.......................................    26
THE RESTRUCTURING.........................................    33
USE OF PROCEEDS...........................................    35
DESCRIPTION OF CAPITAL STOCK..............................    35
PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY..............    36
CAPITALIZATION............................................    37
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.....................    38
BUSINESS .................................................    43
SHARES ELIGIBLE FOR FUTURE SALE...........................    46
INDEMNIFICATION OF THE SUBSCRIPTION AGENT.................    47
LEGAL MATTERS.............................................    47
EXPERTS...................................................    47
FINANCIAL STATEMENTS......................................   F-1

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses incurred by the Company in connection with the Rights Offering are:


SEC Registration fee.........................................       $  6,061
Accounting fees and expenses*................................       $ 50,000
Legal fees and expenses*.....................................       $300,000
Information Agent & Subscription Agent costs*................       $ 35,000
Printing costs*..............................................       $ 30,000
Miscellaneous*...............................................       $ 78,939
                                                                    --------
Total........................................................       $500,000
*        Estimated



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Sections 722 and 726 of the New York Business Corporation Law (the "BCL") grant the Registrant broad powers to indemnify and insure its directors and officers against liabilities they may incur in such capacities. In accordance therewith, the Registrant's Restated Card of Incorporation, as amended (the "Charter") and By-Laws, provide for the fullest indemnification of an officer or director of the Company under the BCL. The Charter also eliminates liability for monetary damages for any breach of directors' duty to the Registrant and its stockholders, provided that such breach does to result from (a)(i) an act or omission in bad faith, (ii) intentional misconduct or
(iii) a knowing violation of law, (b) a transaction from which a director derived a personal benefit or financial gain to which the director was not entitled, or (c) the approval of dividends, stock repurchases, asset distributions or loans to directors in violation of the BCL.

         The Registrant has entered into agreements with its directors and certain of its officers that require the Registrant to indemnify such persons against expenses, including attorneys' fees, judgments, fines, settlements and other amounts incurred directly or indirectly in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person served as a director or officer of the Registrant or any of its affiliated enterprises, provided that such indemnification is consistent with the BCL. The agreements also require the Registrant to carry directors' and officers' liability insurance for as long as such person serves in a capacity that exposes such person to liability unless and until the Registrant's Board of Directors decides that the cost of the insurance does not justify the benefit. The Company has purchased such directors' and officers' liability insurance covering certain liabilities which may be incurred by its directors and officers in the performance of their services for the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are inapplicable or the required information has otherwise been given.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 13(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the bona fide offering thereof.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 8th day of December, 1997.

                                  BERNARD CHAUS, INC.


                                  By:      /s/ Andrew Grossman
                                  Name:    Andrew Grossman
                                  Title:   Chief Executive Officer

SIGNATURE                                                              Titles                                          Date
---------                                                              ------                                          ----
/s/ Andrew Grossman                       Chief Executive Officer and Member, Office of the Chairman, and a      December 8, 1997
-------------------------                 Director
Andrew Grossman

/s/  Josephine Chaus                      Chairwoman of the Board and Member, Office of the Chairman, and a
-------------------------                 Director                                                               December 8, 1997
Josephine Chaus


/s/  Barton Heminover                     Vice President-Corporate Controller and Assistant Secretary            December 8, 1997
-------------------------
Barton Heminover


       *                                  Director                                                               December 8, 1997
-------------------------
Philip G. Barach


       *                                  Director                                                               December 8, 1997
-------------------------
S. Lee Kling


       *                                  Director                                                               December 8, 1997
-------------------------
Harvey M. Krueger


By:   /s/ Andrew Grossman
--------------------------------
      Andrew Grossman
      Attorney in Fact

                                 EXHIBIT INDEX



4.1     Form of Common Stock Certificate

4.2     Form of Subscription Certificate

5.1     Opinion of Shereff, Friedman, Hoffman & Goodman, LLP

23.1    Consents of Deloitte & Touche LLP

23.2 Consent of Shereff, Friedman Hoffman & Goodman, LLP (included in its opinion filed as Exhibit 5.1 hereto)

*24.1   Power of Attorney

99.1    Form of Instructions as to use of Subscription Certificates

99.2    Form of Notice of Guaranteed Delivery for Subscription Certificates

99.3 Form of Special Notice to Holders who addresses are outside of the United States

99.4    Form of Letter to holders of Common Stock  who are record holders

99.5    Form of Letter to holders of Common Stock who are beneficial holders

99.6    Form of Letter to holders of Common Stock who are nominees

* Previously filed.